Royal Bank of Canada reports results for the second quarter of 2007

The financial information in this document is in Canadian dollars and based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.
Second quarter 2007 highlights compared with the second quarter of 2006:
•	Net income of $1,279 million, up 14%
•	Diluted earnings per share (EPS) of $.98, up 15%
•	Return on common equity (ROE) of 23.5%, up 50 basis points
•	Revenue (1) of $5,669 million, up $547 million, or 11%
•	Non-interest expense (1) of $3,148 million, up $220 million, or 8%
First six months of 2007 compared to the first six months of 2006:
•	Net income of $2,773 million, up 21%
•	Diluted EPS of $2.12, up 22%
•	ROE of 25.5%, up 200 basis points
(1)	Effective November 1, 2006, results reported on a total consolidated basis are comparable to results as reported from continuing operations for the corresponding prior periods.
TORONTO, May 25, 2007 – Royal Bank of Canada (RY on TSX and NYSE) reported net income of $1,279 million for the second quarter ended April 30, 2007, up $161 million, or 14%, from a year ago. Diluted EPS were $.98, up 15%. ROE was 23.5%, compared to 23.0% a year ago. This growth was largely attributable to strong results across most of our banking and wealth management businesses, reflecting higher balances and client volumes. This growth was partially offset by lower results in Capital Markets, which were at record levels a year ago, and higher provisions for credit losses.
     Commenting on the results, Gordon M. Nixon, President & CEO, said “Our results this quarter reflected the continuing strong earnings of our Canadian Banking and Wealth Management segments, which were up 21% and 22%, respectively. Year to date, our businesses are progressing well towards our 2007 objectives.”
     Total revenue increased $547 million, or 11%, from a year ago. This increase was primarily due to solid growth in our banking and wealth management businesses, reflecting strong loan and deposit growth and higher fee-based client assets. This business growth was driven by the successful execution of our growth initiatives and continued expansion activities, including acquisitions. These factors were partially offset by lower trading revenue in our fixed income businesses, which was at near record levels a year ago.
     Non-interest expense was up $220 million, or 8%, from a year ago, largely due to an increase in client facing staff and

	Table of contents
1	Second quarter highlights	12	Quarterly results and trend analysis	23	Financial condition
4	Management’s discussion and	13	2007 Outlook	23	Balance sheet
	analysis	13	Accounting matters and controls	24	Capital management
4	Caution regarding forward-looking	14	Business segment results	25	Off-balance sheet arrangements
	statements	15	Key performance and non-GAAP	26	Related party transactions
5	About Royal Bank of Canada		measures	26	Risk management
5	Selected financial highlights	18	Canadian Banking	30	Interim Consolidated Financial
6	Economic and market review	19	Wealth Management		Statements
6	Financial performance	20	U.S. & International Banking	34	Notes to the Interim Consolidated
11	Results by geographic segment	21	Capital Markets		Financial Statements
		22	Corporate Support	51	Shareholder information

2    Royal Bank of Canada    Second Quarter 2007
higher variable compensation on improved commission-based revenue in Wealth Management. The increase also included higher costs in support of our growth initiatives such as the inclusion of our recent U.S. acquisitions in Capital Markets and U.S. & International Banking, Canadian and U.S. de novo branch expansion and costs related to the integration of our acquisitions incurred this quarter.
     Provision for credit losses increased $64 million, or 52%, from a year ago. The increase was largely attributable to higher provisions in our consumer loan portfolio primarily reflecting growth. Higher provisions in our business loan portfolio and lower corporate recoveries this quarter also contributed to the increase.
     Insurance policyholder benefits, claims and acquisition expense (PBCAE) increased $58 million, or 9%, from the prior year. The increase mainly reflected the impact of the new financial instruments accounting standards, which was largely offset in insurance-related revenue.
     Income tax expense increased $5 million, or 1%, from a year ago. The effective income tax rate of 21.3% in the current quarter compared favourably to the effective rate of 24.0% a year ago. The lower tax rate in the current quarter was largely due to a favourable resolution of an income tax audit.
     The Tier 1 capital ratio of 9.3% was down from 9.5% a year ago. The total capital ratio of 11.7% was down 80 basis points (bps) from 12.5% a year ago.
Business segments
Starting this quarter, we are reporting under our new business structure that includes our newly created Wealth Management segment. This new segment consists of businesses that directly serve the growing needs of affluent and high net worth clients globally, and businesses that provide asset management and trust products.
     “I believe that this organizational realignment positions us well to improve our focus in each of our target markets and grow our businesses over the next several years,” Nixon said.
Canadian Banking net income increased $107 million, or 21%, from a year ago, largely driven by strong results across most business lines. The increase was primarily attributable to strong loan and deposit growth reflecting the ongoing successful execution of our growth initiatives including branch expansion and upgrades, as well as generally favourable Canadian economic conditions. This was partially offset by higher staffing levels and costs in support of our growth initiatives, while other support costs were relatively flat due to effective cost-containment efforts. Provision for credit losses was higher compared to the prior year commensurate with portfolio growth.
     “Our focus on serving the needs of our clients and differentiating ourselves from our competitors helped deliver robust earnings growth and very strong operating leverage in our Canadian Banking segment,” Nixon said.
Wealth Management net income increased $35 million, or 22%, from a year ago, largely driven by strong results across all business lines. This increase reflected higher revenue in our brokerage, asset management and global private banking businesses due to the ongoing successful execution of our growth initiatives and generally favourable market conditions. These factors were partially offset by higher variable compensation commensurate with increased commission-based revenue and higher costs in support of business growth.
     “Based on the strong momentum of our Wealth Management businesses, we are confident in our ability to capitalize on global growth in this market,” Nixon said.
U.S. & International Banking net income increased $5 million, or 8%, from the prior year. The increase was largely due to higher loan and deposit volumes in the U.S., reflecting business growth and the inclusion of our recent acquisitions of Flag Financial Corporation and the AmSouth Bank branches. Strong business growth in RBC Dexia Investor Services also contributed to the increase. These factors were partially offset by higher costs in support of growth initiatives, particularly the inclusion of recent acquisitions and related integration costs incurred this quarter and de novo branch openings.
     “I am pleased that our focus and efforts to strategically grow our U.S. & International Banking businesses are producing results that we can sustain and build upon,” Nixon said.
Capital Markets net income decreased $64 million, or 15%, from the record results a year ago. Revenue (teb) (1) was up $5 million compared to the prior year largely due to stronger equity trading and U.S. and Canadian equity origination activity, the inclusion of our recent acquisitions of RBC Carlin and RBC Daniels and higher loan syndication fees, which were largely offset by lower trading revenue in our fixed income businesses, which were at near record levels a year ago. Non-interest expense increased $47 million, or 7%, compared to a year ago due to the inclusion of our recent acquisitions and higher costs in support of our growth initiatives, which were partially offset by lower variable compensation. Recovery of credit losses was $18 million lower than a year ago. A stronger Canadian dollar had a negative impact on the translated value of U.S. dollar- and GBP-denominated earnings.
     “Capital Markets continues to be a leader in the Canadian marketplace and we are building on our success in the U.S. and global businesses,” Nixon said.
Progress on strategic goals
During the second quarter of 2007, we continued to make advances to strengthen our leadership position in Canada.
•	As an extension of our Client First approach, we recently announced a new line-up of personal deposit accounts to reward client loyalty and attract new business. The new suite of products includes the RBC High Interest eSavings Account and the RBC MultiProduct rebate.
•	RBC Dominion Securities achieved an industry-leading first, breaking through the $150 billion mark in assets under administration.
•	RBC Asset Management received the Lipper Award for the Best Overall Fund Group in Canada for having the strongest risk-adjusted performance among large fund families over a three-year period.
•	RBC Insurance won the Bank Insurance and Securities Association (BISA) Award of Excellence for innovation and leadership in providing our clients with insurance advice, choice and solutions.
In the U.S., we continued to demonstrate strong commitment to building presence in three key areas: banking, wealth management and capital markets.
•	In banking, we continued to focus on strengthening our business to serve our customer base of small businesses, business owners and professionals in the Southeast and we expanded our footprint into Alabama by acquiring 39 AmSouth Bank branches.
•	In wealth management, we announced an agreement to acquire J.B. Hanauer & Co., a private company with strengths in retail fixed income products. This acquisition closed on May 18 and will enhance our existing wealth management
(1)	Taxable equivalent basis. For further discussion, refer to page 47 of our 2006 Annual Report.

Royal Bank of Canada  Second Quarter 2007  3
business in the U.S., extending our distribution network in the key markets of New Jersey, Pennsylvania and Florida.
•	In capital markets, we announced an agreement to acquire Seasongood & Mayer, LLC to strengthen our franchise as one of the leading municipal finance businesses in the U.S. We also expanded our U.S. investment banking business in the consumer, industrial and health care sectors to strengthen our capability to serve middle-market and emerging growth companies.
Internationally, we continued to build on our strengths in selected markets and product areas. Recent mandates provide evidence of our significant momentum.
•	RBC Capital Markets was joint bookrunner on a $2.5 billion Maple bond issue, the largest to date. This transaction demonstrates the significant role that our global debt business plays in maintaining our position as the number one underwriter of Maple bonds.
•	RBC Capital Markets was mandated as sole lead arranger for RREEF Infrastructure’s successful bid to acquire port assets from the largest container terminal operator in the Port of New York and New Jersey. This transaction follows our lead role on a similar transaction and reinforces our position as a leading funder of essential infrastructure assets.
•	We announced the signing of a joint venture with Nassau-based Fidelity Bank & Trust International Limited to form Royal Fidelity Merchant Bank & Trust Limited. This transaction extends our growing financial services business in the Caribbean, providing greater access to the fast-growing merchant banking and corporate advisory sector in the region.
•	We were recognized as one of the world’s top brands in the second annual BrandZ Top 100 Most Powerful Brands survey by Millward Brown Optimor. We are the first Canadian company to ever make the list.
•	We were at the top of the list of the Global 100 Greenest Companies, based on research and analysis of 1,800 publicly traded companies by Innovest Strategic Value Advisors and Corporate Knights. The ranking, featured in the international edition of Newsweek magazine, includes the top 100 companies worldwide that are considered most capable of adapting to the risks and opportunities presented by climate change, relative to their peers.
Six-month performance
Six-month net income was $2,773 million, up $484 million, or 21%. Six-month diluted EPS were $2.12, up $.38, or 22%. Six-month ROE was 25.5%, up 200 bps. These results largely reflected continued strong momentum across our banking, wealth management and capital markets businesses and the favourable adjustment related to the reallocation of foreign investment capital recorded in the current period. The prior year included the negative impact of hurricane-related charges and the positive impact of a $50 million reversal of the general allowance, which were not repeated in the current year. Revenue increased $1,285 million, or 13%, primarily due to strong loan, deposit and fee-based client asset growth, as well as higher equity origination and stronger equity trading revenue in Capital Markets. Non-interest expense increased $536 million, or 9%, over the prior period largely due to higher costs in support of our business growth, including recent acquisitions, and higher variable compensation reflecting strong revenue growth in Wealth Management and Capital Markets. Provision for credit losses increased mainly reflecting lower corporate recoveries in the current period and higher specific provisions for credit losses largely commensurate with portfolio growth.
Progress toward our 2007 objectives
We established our 2007 annual objectives at the end of 2006 based on our economic and business outlooks. Year-to-date, our performance is tracking well to these objectives:

	2007	Six-month

	Objectives	performance

1. Diluted earnings per share growth	10%+	21.8%
2. Operating leverage (1)	>3%	3.6%
3. Return on common equity (ROE)	20%+	25.5%
4. Tier 1 capital ratio (2)	8%+	9.3%
5. Dividend payout ratio	40-50%	40%

(1)	Our operating leverage is defined as the difference between our revenue growth rate (as adjusted) and non-interest expense growth rate (as adjusted). Revenue is based on a taxable equivalent basis and excludes consolidated variable interest entities (VIEs), accounting adjustments related to the new financial instruments accounting standards and Global Insurance revenue. Non-interest expense excludes Global Insurance expense. This is a non-GAAP measure. For further information including a reconciliation, refer to the Key performance and non-GAAP measures section.

(2)	Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).
Year-to-date diluted EPS growth of 21.8% and ROE of 25.5% compared favourably to our stated annual growth objectives, reflecting the strong performance of our banking and wealth management businesses. Our six-month operating leverage of 3.6% also compared well with our annual objective of greater than 3%, reflecting business growth achieved while effectively managing expenses and investing for future growth. Our capital position remains strong with a Tier 1 capital ratio of 9.3%, comfortably above our target of greater than 8%.
Compared to the first quarter of 2007
Our consolidated net income decreased $215 million, or 14%, and diluted EPS was down $.16, or 14%. ROE was 23.5%, compared to 27.3%. This decrease largely reflected lower insurance and trading revenue this quarter. Insurance results were down from the prior quarter primarily reflecting poor disability claims experience this quarter, while the prior period included the favourable impacts of an adjustment related to the reallocation of foreign investment capital and net actuarial liability adjustments. Trading revenue was down in our fixed income businesses from record levels experienced in the prior quarter. Seasonal factors such as fewer days this quarter, as well as the impact of recent acquisitions including integration-related costs, and higher provisions for credit losses also contributed to the decrease. These factors were partially offset by strong loan and deposit growth, higher merger and acquisition (M&A) fees and the favourable resolution of an income tax audit this quarter. As at April 30, 2007, the Tier 1 capital ratio of 9.3% was up from 9.2% at the end of the previous quarter. The Total capital ratio of 11.7% was up 50 bps from 11.2% last quarter.
“I am pleased with our performance in the second quarter and the efforts we have made to sustain our strong financial performance, improve our market share and grow our businesses while enhancing our commitment to our clients,” Nixon said. “I would like to recognize our employees for their outstanding contribution this quarter and thank all of our clients for continuing to choose RBC.”

4   Royal Bank of Canada   Second Quarter 2007

Management’s discussion and analysis
Management’s discussion and analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three- and six-month periods ended April 30, 2007, compared to the corresponding periods in the prior fiscal year and the three-month period ended January 31, 2007. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements and related notes and our 2006 Annual Report to Shareholders (2006 Annual Report). This MD&A is dated May 25, 2007. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). Effective October 31, 2006, RBC Mortgage Company had disposed of substantially all of its remaining assets and obligations and we no longer separately classify its results in our unaudited Interim Consolidated Financial Statements. Results reported on a total consolidated basis are comparable to results reported from continuing operations for the corresponding prior periods.
Additional information about us, including our 2006 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (SEC) website at sec.gov.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make such statements in this document, in other filings with Canadian regulators or the United States Securities and Exchange Commission (SEC), in reports to shareholders or in other communications. These forward-looking statements include, among others, statements with respect to our medium-term and 2007 objectives, and strategies to achieve our objectives, as well as statements with respect to our beliefs, outlooks, plans, objectives, expectations, anticipations, estimates and intentions. The words “may,” “could,” “should,” “would,” “suspect,” “outlook,” “believe,” “plan,” “anticipate,” “estimate,” “expect,” “intend,” “forecast,” “objective” and words and expressions of similar import are intended to identify forward-looking statements.
     By their very nature, forward-looking statements involve numerous factors and assumptions, and are subject to inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include credit, market, operational and other risks identified and discussed under the Risk management section; general business and economic conditions in Canada, the United States and other countries in which we conduct business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar and British pound; the effects of changes in government monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations including tax laws; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; successful execution of our strategy; our ability to complete and integrate strategic acquisitions and joint ventures successfully; changes in accounting standards, policies and estimates, including changes in our estimates of provisions and allowances; and our ability to attract and retain key employees and executives. Other factors that may affect future results include: the timely and successful development of new products and services; the successful expansion and new development of our distribution channels and realizing increased revenue from these channels; global capital markets activity; technological changes and our reliance on third parties to provide components of our business infrastructure; unexpected changes in consumer spending and saving habits; the possible impact on our business from disease or illness that affects local, national or global economies; disruptions to public infrastructure, including transportation, communication, power and water; the possible impact on our businesses of international conflicts and other political developments including those relating to the war on terrorism; and our success in anticipating and managing the associated risks.
     We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.
     Additional information about these factors can be found under the Risk management section and in our 2006 Annual Report under the Risk management and Additional risks that may affect future results sections.
Information contained in or otherwise accessible through the websites mentioned does not form a part of this document. All references in this document to websites are inactive textual references and are for your information only.

Royal Bank of Canada   Second Quarter 2007   5

About Royal Bank of Canada
Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name of RBC. We are Canada’s largest bank as measured by assets and market capitalization and one of North America’s leading diversified financial services companies. We provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ approximately 70,000 full- and part-time employees who serve more than 15 million personal, business, public sector and institutional clients through offices in North America and 34 countries around the world.
     Effective February 7, 2007, our previous three business segments (RBC Canadian Personal and Business, RBC U.S. and International Personal and Business and RBC Capital Markets) were reorganized into four business segments and renamed: Canadian Banking, Wealth Management, U.S. & International Banking and Capital Markets. The historical comparative segment financial information has been revised to reflect this realignment. For further details, refer to the Business segment results section.

Selected financial highlights

	As at or for the three months ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions, except per share, number of and percentage amounts)	2007	2007	2006	2007	2006

Total revenue	$5,669	$5,698	$5,122	$11,367	$10,082
Non-interest expense	3,148	3,067	2,928	6,215	5,679
Provision for credit losses	188	162	124	350	171
Insurance policyholder benefits, claims and acquisition expense	677	516	619	1,193	1,271
Net income before income taxes and non-controlling interest in subsidiaries	1,656	1,953	1,451	3,609	2,961
Net income from continuing operations	1,279	1,494	1,128	2,773	2,300
Net loss from discontinued operations	–	–	(10)	–	(11)
Net income	$1,279	$1,494	$1,118	$2,773	$2,289

Selected information
Earnings per share (EPS) – basic	$.99	$1.16	$.86	$2.15	$1.77
Earnings per share (EPS) – diluted	$.98	$1.14	$.85	$2.12	$1.74
Return on common equity (ROE) (1)	23.5%	27.3%	23.0%	25.5%	23.5%
Return on risk capital (RORC) (2)	35.2%	41.6%	35.7%	38.4%	36.8%
Net interest margin (3)	1.35%	1.33%	1.34%	1.34%	1.37%
Capital ratios (4)
Tier 1 capital ratio	9.3%	9.2%	9.5%	9.3%	9.5%
Total capital ratio	11.7%	11.2%	12.5%	11.7%	12.5%
Selected balance sheet and other information
Total assets	$589,076	$571,615	$502,893	$589,076	$502,893
Securities	198,509	196,851	163,991	198,509	163,991
Consumer loans	156,356	151,867	140,998	156,356	140,998
Business and government loans	69,293	67,851	57,583	69,293	57,583
Deposits	372,728	365,606	322,787	372,728	322,787
Average common equity (1)	21,950	21,450	19,700	21,650	19,500
Average risk capital (2)	14,650	14,100	12,700	14,350	12,400
Risk-adjusted assets (4)	243,765	242,290	210,965	243,765	210,965
Assets under management	159,000	157,700	132,200	159,000	132,200
Assets under administration – RBC	560,900	561,200	498,100	560,900	498,100
– RBC Dexia IS (5)	2,119,000	2,050,000	1,832,100	2,119,000	1,832,100
Common share information
Shares outstanding (000s) – average basic	1,272,212	1,274,354	1,282,694	1,273,419	1,283,436
– average diluted	1,288,415	1,293,085	1,301,645	1,290,808	1,303,106
– end of period	1,275,327	1,275,950	1,286,064	1,275,327	1,286,064
Dividends declared per share	$.46	$.40	$.36	$.86	$.68
Dividend yield	3.3%	3.0%	3.0%	3.1%	2.9%
Common share price (RY on TSX) – close, end of period	$57.82	$54.60	$47.84	$57.82	$47.84
Market capitalization (TSX)	73,739	69,667	61,525	73,739	61,525
Business information (number of)
Employees (full-time equivalent)	63,493	62,755	59,206	63,493	59,206
Bank branches	1,515	1,467	1,424	1,515	1,424
Automated banking machines	4,333	4,273	4,272	4,333	4,272

Period average USD equivalent of C$1.00 (6)	.874	.861	.877	.867	.871
Period-end USD equivalent of C$1.00	.901	.850	.894	.901	.894

(1)	Average common equity and Return on common equity are calculated using month-end balances for the period.

(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. Average risk capital and Return on risk capital are non-GAAP financial measures. For further discussion and reconciliation, refer to the Key performance and non-GAAP measures section.

(3)	Net interest margin (NIM) is calculated as Net interest income divided by Average assets. Average assets are calculated using methods intended to approximate the average of the daily balances for the period.

(4)	Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).

(5)	Assets under administration – RBC Dexia IS represents the total assets under administration (AUA) as at March 31, 2007, of the joint venture, of which we have a 50% ownership interest.

(6)	Average amounts are calculated using month-end spot rates for the period.

6   Royal Bank of Canada   Second Quarter 2007

Economic and market review
Economic growth in Canada picked up in the quarter, with support from strong consumer spending underpinned by tight labour market conditions and rising wages, and solid business spending. The U.S. economy slowed during the period largely restrained by the ongoing housing market correction. The global economy grew at a solid pace in the period, providing favourable conditions for the financial industry.
     In North America, credit growth remained strong, though credit quality weakened slightly in the period. Global capital market conditions were mixed. While M&A and equity new issuance activities remained buoyant, trading conditions were challenged by the deterioration in the U.S. sub-prime lending market. Corporate lending volumes continued to grow, and credit spreads widened moderately.

Financial performance
We reported net income of $1,279 million for the second quarter ended April 30, 2007, up $161 million, or 14%, from a year ago. Diluted EPS were $.98, up 15%. ROE was 23.5%, compared to 23.0% a year ago. This growth was largely attributable to strong performance across most of our banking and wealth management businesses, reflecting higher balances and client volumes. This was partially offset by lower trading results in Capital Markets, which were at record levels a year ago and higher provisions for credit losses. Our results are attributable to the ongoing successful execution of our growth initiatives, including acquisitions, and our effective cost containment efforts. These results were also underpinned by generally favourable economic and market conditions, strong employment levels and higher wages. The Tier 1 capital ratio of 9.3% was down from 9.5% a year ago. The Total capital ratio of 11.7% was down 80 basis points (bps) from 12.5% a year ago.
Compared to the first six months of 2006, net income was $2,773 million, up $484 million, or 21%. Six-month diluted EPS were $2.12, up $.38, or 22%. Six-month ROE was 25.5%, up 200 bps. These results largely reflected continued strong momentum across our banking, wealth management and capital markets businesses and the favourable adjustment related to the reallocation of foreign investment capital recorded in the current period. The prior year included the negative impact of hurricane-related charges and the positive impact of a $50 million reversal of the general allowance, which were not repeated in the current year. Revenue increased $1,285 million, or 13%, primarily due to strong loan, deposit and fee-based client asset growth, as well as higher equity origination and stronger equity trading revenue in Capital Markets. Non-interest expense increased $536 million, or 9%, over the prior period largely due to higher costs in support of our business growth, including recent acquisitions, and higher variable compensation reflecting strong revenue growth in Wealth Management and Capital Markets. Provision for credit losses increased mainly reflecting lower corporate recoveries in the current period and higher specific provisions for credit losses largely commensurate with portfolio growth.
Performance versus 2007 objectives
Year-to-date our performance is tracking well to our 2007 objectives, which are outlined on page 32 of our 2006 Annual Report.
Compared to the first quarter of 2007, net income decreased $215 million, or 14%, and diluted EPS was down $.16, or 14%. ROE was 23.5%, compared to 27.3%. This decrease largely reflected lower insurance and trading revenue this quarter. Insurance results were down from the prior quarter primarily reflecting poor disability claims experience this quarter, while the prior period included the favourable impacts of an adjustment related to the reallocation of foreign investment capital and net actuarial liability adjustments. Trading revenue was down in our fixed income businesses from record levels experienced in the prior quarter. Seasonal factors such as fewer days this quarter, as well as the impact of recent acquisitions including integration-related costs, and higher provisions for credit losses also contributed to the decrease. These factors were partially offset by strong loan and deposit growth, higher merger and acquisition (M&A) fees and the favourable resolution of an income tax audit this quarter. As at April 30, 2007, the Tier 1 capital ratio of 9.3% was up from 9.2% at the end of the previous quarter. The Total capital ratio of 11.7% was up 50 bps from 11.2% last quarter.
Key events of 2007
Flag Financial Corporation (Flag): On December 8, 2006, rbc Centura completed the acquisition of Flag, expanding rbc Centura’s branch network to more than 50 branches in the state of Georgia, a key growth market.
     Carlin Financial Group: On January 3, 2007, Capital Markets completed the acquisition of Carlin Financial Group and renamed it rbc Carlin. rbc Carlin provides Capital Markets an advanced technology platform to assist hedge fund managers, professional traders and financial institutions.
     Daniels & Associates, L.P.: On January 10, 2007, Capital Markets completed the acquisition of Daniels & Associates, L.P., and renamed it rbc Daniels, a leading U.S. M&A advisor to the cable, telecom, broadcast and Internet services industries, building on our presence in the U.S. and globally.
     AmSouth Bank (AmSouth) branches: On March 9, 2007, rbc Centura completed the acquisition of 39 branches in Alabama owned by AmSouth Bank, marking rbc Centura’s entry into Alabama.
     Merchant banking joint venture: On April 17, 2007, we announced the signing of a definitive joint venture agreement pursuant to which we would acquire a 50 per cent interest in Fidelity Bank & Trust International Limited’s wholly-owned Bahamas-based subsidiary, Fidelity Merchant Bank & Trust Limited. The transaction is subject to normal closing conditions including regulatory approvals and is expected to close within the next two months.
     Seasongood & Mayer, LLC: On April 30, 2007, Capital Markets announced an agreement to acquire Seasongood & Mayer, LLC to strengthen our franchise as one of the leading municipal finance platforms in the U.S. The transaction is subject to normal closing conditions including regulatory approvals and is expected to close in the third quarter.
     J.B. Hanauer & Co.: On May 18, 2007, rbc Dain Rauscher completed the acquisition of J.B. Hanauer & Co., expanding our presence in New Jersey, Pennsylvania and Florida.

Royal Bank of Canada      Second Quarter 2007    7

Impact of the new financial instruments accounting standards
On November 1, 2006, we adopted three new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants (CICA). The standards require a greater portion of the Consolidated Balance Sheet to be measured at fair value with changes in the fair values reported in income in the period they occur, except for Investment securities, derivatives designated in cash flow hedges, and hedges of net investments in foreign operations, the changes in fair value of which are recognized in Accumulated other comprehensive income (AOCI), a new component of Shareholders’ equity. The standards also provide new guidance on the accounting for derivatives in hedging relationships.
     The following table provides the main impacts on our Consolidated Statements of Income arising from the implementation of the new accounting standards. For further details about the new financial instruments accounting standards, refer to Notes 1 and 2 to our unaudited Interim Consolidated Financial Statements.

	For the three		For the six
	months ended		months ended
	April 30	January 31	April 30
(C$ millions)	2007	2007	2007	Significantly impacted segments

Net interest income	$18	$–	$18	Canadian Banking
Non-interest income Insurance premiums, investment and fee income	$55	$(70)	$(15)	Canadian Banking
Trading revenue	7	8	15	Capital Markets
Other	10	17	27	Wealth Management
Other	(3)	8	5	Corporate Support

Total revenue	$87	$(37)	$50
Insurance policyholder benefits, claims and acquisition expense	58	(69)	(11)	Canadian Banking
Net income	$19	$22	$41

Canadian Banking
During the quarter, we recognized $18 million in net interest income reflecting the application of the effective interest method on our residential mortgage portfolio for the six months ended April 30, 2007. For the three months ended April 30, 2007, we recorded a gain of $55 million in Insurance premiums, investment and fee income related to the changes in the fair values of the securities backing our life and health businesses. We chose to designate these securities as Trading securities in order to minimize the net income volatility that arises from the measurement of the insurance liabilities. These gains were largely offset by a corresponding $58 million increase in Insurance policyholder benefits, claims and acquisition expense (PBCAE).
     For the six months ended April 30, 2007, we recorded a loss of $15 million in Insurance premium, investment and fee income, which was largely offset by a corresponding $11 million reduction in PBCAE.
Capital Markets
For the three months ended April 30, 2007, we recognized a gain of $7 million in Trading revenue as a result of the net increase in fair values in various trading portfolios previously measured at amortized cost.
     For the six months ended April 30, 2007, we recognized a gain of $15 million.
Wealth Management
For the three months ended April 30, 2007, we recorded a $10 million foreign currency translation gain in Non-interest income – Other related to deposits used to fund certain Investment securities denominated in foreign currencies in order to minimize exposure to changes in foreign exchange rates. The corresponding foreign currency translation loss on the related Investment securities was recorded in AOCI.
     For the six months ended April 30, 2007, we recorded a $27 million foreign currency translation gain on these deposits and a corresponding foreign currency translation loss on the related Investment securities was recorded in AOCI.
Corporate Support
For the three months ended April 30, 2007, we reported an $11 million loss in Non-interest income – Other related to certain structured notes that were issued and designated as held-for-trading liabilities under the new standards, which was offset by an $8 million gain on related derivatives.
     For the six months ended April 30, 2007, we reported a $10 million gain on the structured notes liabilities and a $5 million loss on related derivatives.

8  Royal Bank of Canada  Second Quarter 2007

Impact of U.S. vs. Canadian dollar
Our U.S. dollar-denominated consolidated results are impacted by fluctuations in the U.S./Canadian dollar exchange rate.
     The average Canadian dollar exchange rate remained relatively stable compared to a year ago, resulting in a $3 million decrease in the translated value of our U.S. dollar-denominated net income and had no impact on our current quarter’s diluted EPS.
     The average Canadian dollar exchange rate remained relatively stable compared to the first six months of 2006, resulting in a $2 million increase in the translated value of our U.S. dollar-denominated net income, and had no impact on our current quarter’s diluted EPS.
Total revenue
     The average Canadian dollar exchange rate appreciated 1.5% compared to the prior quarter, resulting in a $22 million decrease in the translated value of our U.S. dollar-denominated net income and a decrease of $.02 on our diluted EPS for the current quarter.
Specified items
 Effective the first quarter of 2007, we no longer classify amounts as specified items. For details concerning the items previously noted as specified items in 2006, refer to our 2006 Annual Report.

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2007	2007	2006	2007	2006

Interest income	$6,747	$6,444	$5,257	$13,191	$10,235
Interest expense	4,846	4,577	3,640	9,423	6,936

Net interest income	$1,901	$1,867	$1,617	$3,768	$3,299

Investments (1)	$1,093	$1,047	$989	$2,140	$1,867
Insurance (2)	855	820	806	1,675	1,664
Trading	575	803	724	1,378	1,271
Banking (3)	684	649	510	1,333	1,101
Underwriting and other advisory	319	288	259	607	478
Other (4)	242	224	217	466	402

Non-interest income	$3,768	$3,831	$3,505	$7,599	$6,783

Total revenue	$5,669	$5,698	$5,122	$11,367	$10,082

Total trading revenue:
Net interest income – related to trading activities	$(31)	$(151)	$(138)	$(182)	$(220)
Non-interest income – Trading revenue	575	803	724	1,378	1,271

Total trading revenue	$544	$652	$586	$1,196	$1,051

(1)	Includes brokerage, investment management and mutual funds.
(2)	Includes insurance premiums, investment and fee income.
(3)	Includes service charges, foreign exchange other than trading, card services and credit fees.
(4)	Includes other non-interest income, gain/loss on securities sales and securitization.

Q2 2007 vs. Q2 2006
 Total revenue increased $547 million, or 11%, from a year ago. This increase was primarily due to solid growth in our banking and wealth management businesses, reflecting strong loan and deposit growth and higher fee-based client assets. This business growth was driven by the successful execution of our growth initiatives and continued expansion activities, including acquisitions. These factors were partially offset by lower trading revenue in our fixed income businesses, which was at near record levels a year ago.
     Net interest income increased $284 million, or 18%, largely due to strong loan and deposit growth, reclassification adjustments in the prior year in Capital Markets and higher trading-related income on increased activity. Net interest margin of 1.35% was up 1 bp compared to the prior year.
     Investments-related revenue increased $104 million, or 11%, mainly due to continued growth in fee-based client assets reflecting new sales, capital appreciation and the recruitment of additional experienced advisors. Higher mutual fund fees from net sales and capital appreciation and improved client transaction volumes in our brokerage businesses also contributed to the increase.
     Insurance-related revenue was up $49 million, or 6%, from the prior year. Excluding the favourable impact related to the new financial instruments accounting standards, Insurance-related revenue decreased $6 million, or 1%, from the prior year. The decrease was mainly attributable to lower U.S. annuity sales due to the relatively low interest rate environment which was largely offset by growth in our reinsurance and domestic businesses. For a reconciliation of Insurance-related revenue excluding the impact of the new financial instruments accounting standards, refer to the Key performance and non-GAAP measures section.
     Trading revenue decreased $149 million, or 21%, from a year ago. Total trading revenue (including Net interest income and Non-interest income related to trading) was $544 million, down $42 million, or 7%, from a year ago. The decrease reflected lower trading revenue in our fixed income businesses, which was down from near record levels experienced in the prior year, partially offset by higher equity trading revenue.
     Banking revenue increased $174 million, or 34%. This increase primarily reflected increased card service fees due to strong client balances and higher transaction and account growth. Higher service fees, increased loan syndication activity and improved foreign exchange revenue due to higher transaction volumes also contributed to the increase. The prior year included an adjustment to increase the liability associated with our credit card customer loyalty reward programs, which was not repeated this quarter.
     Underwriting and other advisory revenue increased $60 million, or 23%, from a year ago, mainly due to stronger U.S. and Canadian equity origination activity.
     Other revenue increased $25 million, or 12%, primarily due to gains related to securitization activity and a foreign exchange

Royal Bank of Canada    Second Quarter 2007    9

translation gain on certain deposits resulting from the implementation of the new financial instruments accounting standards. The prior year included losses on the fair valuing of derivatives relating to certain economic hedges. These factors were partially offset by a fee related to the termination of an agreement received in the prior period which was not repeated this quarter, and lower gains and distributions on private equity investments in the current quarter.
Q2 2007 vs. Q2 2006 (Six months ended)
 Total revenue increased $1,285 million, or 13%, from a year ago primarily due to strong growth across our banking, wealth management and capital market businesses. This increase was largely driven by strong loan and deposit growth and higher fee-based client assets, as well as higher U.S. and Canadian equity origination and stronger equity trading revenue. The current period was also impacted by a favourable adjustment related to the reallocation of foreign investment capital.
     Net interest income increased $469 million, or 14%, largely due to strong loan and deposit growth, reclassification adjustments in the prior year in Capital Markets and higher trading-related income on increased activity. Net interest margin of 1.34% was down 3 bps compared to the prior year.
     Investments-related revenue increased $273 million, or 15%, mainly due to strong growth in fee-based assets across all businesses and continued higher mutual fund fees from net sales and capital appreciation.
     Insurance-related revenue was up $11 million, or 1%, from the prior year. Excluding the impact related to the new financial instruments accounting standards, Insurance-related revenue increased $26 million, or 2%, from the prior year. The increase was primarily attributable to growth in our reinsurance and domestic businesses. These factors were largely offset by lower
Non-interest expense
U.S. annuity sales reflecting the relatively low interest rate environment and lower revenue from our property catastrophe reinsurance operations as we have ceased underwriting new business.
     Trading revenue increased $107 million, or 8%, from a year ago. Total trading revenue (including Net interest income and Non-interest income related to trading) was $1,196 million, up $145 million, or 14%, from a year ago. The increase reflected higher equity trading revenue, which was partially offset by lower trading revenue in our fixed income businesses.
     Banking revenue increased $232 million, or 21%. This increase primarily reflected increased card service fees due to strong client balances and transaction and volume growth. Higher service fees and increased foreign exchange revenue due to higher transaction volumes and increased credit fees due to higher loan syndication activity also contributed to the increase. The prior year included an adjustment to increase the liability associated with our customer loyalty reward programs which was not repeated this year.
     Other revenue increased $64 million, or 16%, primarily due to gains related to securitization activity and the favourable adjustment related to the reallocation of foreign investment capital. These factors were partially offset by a fee related to the termination of an agreement received in the prior year.
Q2 2007 vs. Q1 2007
 Total revenue decreased $29 million, or 1%, compared to the previous quarter primarily due to lower fixed income trading revenue, and seasonal impacts including fewer days and lower consumer spending this quarter. These factors were partially offset by strong loan and deposit growth, higher M&A fees and the inclusion of recent acquisitions.

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2007	2007	2006	2007	2006

Salaries	$907	$890	$797	$1,797	$1,579
Variable compensation	804	791	751	1,595	1,413
Benefits and retention compensation	295	294	284	589	565
Stock-based compensation	43	58	38	101	106

Human resources	$2,049	$2,033	$1,870	$4,082	$3,663
Other costs	1,099	1,034	1,058	2,133	2,016

Non-interest expense	$3,148	$3,067	$2,928	$6,215	$5,679

Q2 2007 vs. Q2 2006
 Non-interest expense was up $220 million, or 8%, from a year ago, largely due to an increase in client facing staff and higher variable compensation on improved commission-based revenue in Wealth Management. The increase also included higher costs in support of growth initiatives such as the impact of the inclusion of recent U.S. acquisitions in Capital Markets and U.S. & International Banking, Canadian and U.S. de novo branch expansion and costs related to the integration of our acquisitions incurred this quarter.
Q2 2007 vs. Q2 2006 (Six months ended)
 Non-interest expense increased $536 million, or 9%, from a year ago, primarily due to a higher level of client facing staff and higher variable compensation on improved business performance in Wealth Management and Capital Markets. Other costs were also up in support of growth initiatives, including additional branches resulting from the inclusion of our recent U.S. acquisitions and Canadian and U.S. de novo branch expansion and integration-related costs of our acquisition incurred in the current period.
Q2 2007 vs. Q1 2007
 Non-interest expense increased $81 million, or 3%, compared to the previous quarter largely reflecting higher staffing levels and additional premises mainly due to the inclusion of our recent U.S. acquisitions. Higher variable compensation on improved commission-based revenue in Wealth Management, the seasonal increase in marketing and advertising expenses, and higher costs related to growth initiatives incurred in the current quarter including integration-related costs of our acquisitions also contributed to the increase. These factors were partially offset by lower variable compensation on lower trading revenue and reduced stock-based compensation.

10   Royal Bank of Canada   Second Quarter 2007
Provision for (recovery of) credit losses

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2007	2007	2006	2007	2006

Residential mortgages	$1	$2	$2	$3	$4
Personal	96	91	85	187	160
Credit cards	59	49	43	108	87

Consumer	$156	$142	$130	$298	$251
Business and government	39	20	(4)	59	(23)

Specific provision	$195	$162	$126	$357	$228
General provision	(7)	–	(2)	(7)	(57)

Provision for credit losses	$188	$162	$124	$350	$171

Specific PCL as a % of average loans and acceptances	.35%	.29%	.26%	.32%	.23%

Q2 2007 vs. Q2 2006
Provision for credit losses (PCL) increased $64 million, or 52%, from a year ago. The increase was largely attributable to higher provisions in our personal loan and credit card portfolios primarily reflecting portfolio growth. Higher provisions in our business loan portfolio reflecting increased impairment and lower corporate recoveries this quarter also contributed to the increase.
     Specific PCL ratio increased from a year ago, trending towards a more normalized level, primarily reflecting higher impairment in our business portfolios and lower corporate recoveries this quarter.
Q2 2007 vs. Q2 2006 (Six months ended)
Provision for credit losses increased $179 million from a year ago. The increase mainly reflected lower corporate recoveries in the
Insurance policyholder benefits, claims and acquisition expense current period, and the prior year $50 million reversal of general allowance related to our corporate loan portfolio. Higher provisions in our personal loan and credit card portfolios primarily reflecting portfolio growth, and higher provisions in our business loan portfolio due to increased impairment also contributed to the increase.
Q2 2007 vs. Q1 2007
Provision for credit losses increased $26 million, or 16%, compared to the prior quarter. The increase largely reflected higher impairment in our business loan portfolio and lower corporate recoveries in the current quarter. Higher write-offs in our credit card portfolio this quarter primarily reflecting seasonal effects also contributed to the increase.

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2007	2007	2006	2007	2006

Insurance policyholder benefits and claims	$524	$369	$491	$893	$1,011
Insurance policyholder acquisition expense	153	147	128	300	260

Insurance policyholder benefits, claims and acquisition expense	$677	$516	$619	$1,193	$1,271

Q2 2007 vs. Q2 2006
 Insurance policyholder benefits, claims and acquisition expense (PBCAE) increased $58 million, or 9%, from the prior year. Excluding the impact of the new financial instruments accounting standards, PBCAE was flat compared to the prior year. Higher costs reflecting strong growth in our reinsurance and domestic businesses and higher disability claims costs were largely offset by the impact of lower U.S. annuity sales. For a reconciliation of PBCAE excluding the impact of the new financial instruments accounting standards, refer to the Key performance and non-GAAP measures section.
Q2 2007 vs. Q2 2006 (Six months ended)
 PBCAE expense decreased $78 million, or 6%, from the prior year. Excluding the impact related to the new financial instruments accounting standards and the prior year hurricane-related charges, PBCAE decreased $6 million from the prior year. The
Income taxes
decrease was largely attributable to lower U.S. annuity sales in the current period, and a higher level of favourable net actuarial liability adjustments in the current period. These factors were partially offset by the increased costs relating to strong growth in our reinsurance business.
Q2 2007 vs. Q1 2007
 PBCAE expense increased $161 million, or 31%, from the prior quarter. Excluding the impact related to the new financial instruments accounting standards, PBCAE increased $34 million, or 6%, from the prior quarter. The increase primarily reflected poor disability claims experience this quarter and a higher level of favourable net actuarial liability adjustments recorded in the prior quarter. These factors were partially offset by lower policyholder deposits and investment income on equities backing Canadian universal life policies in the current period.

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions, except percentage amounts)	2007	2007	2006	2007	2006

Net income before income taxes	$1,656	$1,953	$1,451	$3,609	$2,961
Income tax expense	353	435	348	788	680

Effective income tax rate (1)	21.3%	22.3%	24.0%	21.8%	23.0%

(1)	Income taxes as a percentage of net income before income taxes.

Royal Bank of Canada    Second Quarter 2007    11

Q2 2007 vs. Q2 2006
 Income tax expense increased $5 million, or 1%, from a year ago despite higher earnings before income taxes. The effective income tax rate of 21.3% in the current quarter compared favourably to 24.0% a year ago. The lower effective income tax rate in the current quarter was largely due to a reversal of amounts accrued in prior years due to a favourable resolution of an income tax audit.
Q2 2007 vs. Q2 2006 (Six months ended)
 Income tax expense increased $108 million, or 16%, from a year ago largely commensurate with higher earnings before income taxes. The effective income tax rate of 21.8% in the current period compared favourably to 23.0%, a year ago. The decrease in the effective income tax rate was largely due to higher earnings reported by our subsidiaries operating in jurisdictions with lower income tax rates and a higher level of income from tax-advantaged sources (Canadian taxable corporate dividends). Both periods were favourably impacted by the reversal of amounts accrued in prior years due to the favourable resolution of income tax audits.
Q2 2007 vs. Q1 2007
 Income taxes decreased $82 million, or 19%, over the prior quarter largely commensurate with lower earnings before income taxes. The effective income tax rate in the current period was 21.3% and compares favourably to 22.3% in the prior quarter, with the decrease primarily reflecting the current quarter reversal of amounts accrued in prior years due to a favourable resolution of an income tax audit.

Results by geographic segment (1)

	For the three months ended
	April 30				January 31				April 30
	2007				2007				2006
		United	Other			United	Other			United	Other
(C$ millions)	Canada	States	International	Total	Canada	States	International	Total	Canada	States	International	Total

Total revenue	$3,635	$1,291	$743	$5,669	$3,711	$1,166	$821	$5,698	$3,256	$1,173	$693	$5,122

Net income	$827	$205	$247	$1,279	$923	$225	$346	$1,494	$680	$201	$237	$1,118

	For the six months ended				For the six months ended
	April 30				April 30
	2007				2006
		United	Other			United	Other
(C$ millions)	Canada	States	International	Total	Canada	States	International	Total

Total revenue	$7,346	$2,457	$1,564	$11,367	$6,564	$2,280	$1,238	$10,082

Net income	$1,750	$430	$593	$2,773	$1,547	$372	$370	$2,289

(1)	For geographic reporting, our segments are grouped into Canada, United States and Other International. For further details regarding geographic reporting, refer to Note 30 of the 2006 Annual Report.

Q2 2007 vs. Q2 2006
Net income in Canada was $827 million, up $147 million, or 22%, compared to the prior year. This increase was largely due to the strong results across our domestic banking and wealth management businesses and the favourable resolution of an income tax audit in the current quarter. These factors were partially offset by higher provisions for credit losses largely commensurate with portfolio growth.
     U.S. net income of $205 million was up $4 million, or 2%, from the prior year largely reflecting growth in our wealth management and banking businesses and the reversal of a previously accrued tax amount in the current period. The prior year included a $10 million net loss from our discontinued operations. These factors were partially offset by lower fixed income trading results, which were off from the near record level a year ago, the integration costs related to recent acquisitions and lower recoveries of credit losses.
     Other international net income was $247 million, up $10 million, or 4%, from the prior year, mainly reflecting strong deposit and loan growth and higher fee-based client assets in our private and corporate banking businesses. These factors were partially offset by lower trading results in our fixed income businesses.
Q2 2007 vs. Q2 2006 (Six months ended)
 Net income in Canada for the six months ended April 30, 2007 was $1,750 million, up $203 million, or 13%, compared to the prior year. This increase largely reflected continued strong momentum across all our domestic businesses. These factors were partially offset by higher provisions for credit losses reflecting lower corporate recoveries in the current year and a $50 million prior period reversal of the general allowance.
     U.S. net income of $430 million was up $58 million, or 16%, from the prior year largely reflecting growth in our banking and wealth management businesses and higher equity trading results. The inclusion of our recent U.S. acquisitions also contributed to the increase. These factors were partially offset by lower corporate recoveries in the current year and the integration costs related to our recent acquisitions.
     Other international net income of $593 million was up $223 million, or 60%, from the prior year, mainly reflecting higher equity origination and loan syndication activity and growth in our global private banking business and RBC Dexia IS. The prior year hurricane-related charges and the current period favourable adjustment related to the reallocation of foreign investment capital also contributed to the increase.
Q2 2007 vs. Q1 2007
 Net income in Canada was $827 million, down $96 million, or 10%, compared to the prior quarter. This decrease largely reflected poor disability claims experienced this quarter, lower trading results in our fixed income businesses and seasonal factors including fewer days this quarter. These factors were partly offset by growth in our wealth management businesses, higher equity trading results, improved origination activity and higher M&A fees.
     U.S. net income of $205 million was down $20 million, or 9%, from the prior quarter largely reflecting lower U.S. annuity sales, seasonal factors including fewer days, the integration costs related to our recent acquisitions, lower trading results in our fixed income businesses and a favourable reversal in the prior quarter of a previous accrued tax amount. These factors were partially offset by higher equity origination and stronger equity trading activity.
     Other international net income of $247 million was down $99 million, or 29%, from the prior quarter, mainly reflecting the prior quarter favourable adjustment related to the reallocation of foreign investment capital and lower trading results in the current quarter primarily in our fixed income businesses. Higher claims experience in our reinsurance business in the current quarter also contributed to the decrease.

12    Royal Bank of Canada    Second Quarter 2007

Quarterly results and trend analysis

Our quarterly earnings, revenue and expense are impacted by a number of trends and recurring factors, which include seasonality, and general economic and market conditions. For further details, refer to page 43 of our 2006 Annual Report.
     The following table summarizes our results for the nine most recently completed quarters.

	2007		2006				2005
(C$ millions, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Net interest income	$1,901	$1,867	$1,731	$1,766	$1,617	$1,682	$1,763	$1,663	$1,668
Non-interest income	3,768	3,831	3,618	3,440	3,505	3,278	3,033	3,266	3,018

Total revenue	$5,669	$5,698	$5,349	$5,206	$5,122	$4,960	$4,796	$4,929	$4,686
Non-interest expense	3,148	3,067	2,955	2,861	2,928	2,751	3,310	2,732	2,661
Provision for credit losses	188	162	159	99	124	47	103	128	116
Insurance policyholder benefits, claims and acquisition expense	677	516	611	627	619	652	740	681	622
Business realignment charges	–	–	–	–	–	–	40	1	2

Net income before income taxes and non-controlling interest in subsidiaries	$1,656	$1,953	$1,624	$1,619	$1,451	$1,510	$603	$1,387	$1,285
Income taxes	353	435	342	381	348	332	90	392	353
Non-controlling interest in net income of subsidiaries	24	24	19	44	(25)	6	(30)	(6)	16

Net income from continuing operations	$1,279	$1,494	$1,263	$1,194	$1,128	$1,172	$543	$1,001	$916
Net income (loss) from discontinued operations	–	–	(1)	(17)	(10)	(1)	(21)	(22)	(9)

Net income	$1,279	$1,494	$1,262	$1,177	$1,118	$1,171	$522	$979	$907

Earnings per share – basic	$.99	$1.16	$.97	$.91	$.86	$.90	$.40	$.75	$.70
– diluted	$.98	$1.14	$.96	$.90	$.85	$.89	$.39	$.74	$.69

Period average USD equivalent of C$1.00 (1)	.874	.861	.897	.896	.877	.865	.850	.810	.811
Period-end USD equivalent of C$1.00	.901	.850	.890	.884	.894	.878	.847	.817	.795

(1)	Average amounts are calculated using month-end spot rates for the period.

Trend analysis
Our consolidated net income has consistently exceeded $1 billion over the last six quarters. This largely reflected a general increase in revenue across all our business segments. This positive trend was partially offset by the lower translated value of foreign currency-denominated revenue and earnings as a result of the strengthening of the Canadian dollar against the U.S. dollar during 2006 relative to 2005. The Canadian dollar exchange rate strengthened in the second quarter of 2007.
     Our results were also impacted by the acquisition and disposition of certain businesses. In addition, RBC Mortgage was classified as discontinued operations in the second quarter of 2005 and certain assets of RBC Mortgage were sold in the fourth quarter of 2005. We recorded a $40 million business realignment charge for continuing operations in the fourth quarter of 2005 in addition to the charges recorded in 2004.
     Non-interest expense increased over the period, largely reflecting increased variable compensation on improved business performance and higher costs in support of our growth, except for the fourth quarter of 2005, when we recorded a provision for Enron Corp. litigation-related matters.
     Provision for credit losses has been relatively stable but increasing over the period primarily commensurate with loan growth. The decrease in provisions in the first quarter of 2006 was primarily due to a $50 million reversal of the general allowance in light of the strong credit quality of our corporate loan portfolio. The most recent quarters have experienced an increase due to higher provisions in our personal and business loan portfolios, partially reflecting loan growth and lower corporate recoveries.

     Insurance policyholder benefits, claims and acquisition expenses (PBCAE) have fluctuated considerably over the period. Although underlying business growth has generally increased PBCAE, there can be significant quarterly volatility resulting from claims experience, actuarial adjustments and capital market impacts on equities backing universal life policyholder funds. As well, the hurricane-related charges impacted the first quarter of 2006 and the fourth quarter of 2005. The impact of the new financial instruments accounting standards implemented in the first quarter of 2007 introduced additional volatility to this line. Other than claims experience, these items are predominately offset in Insurance-related revenue.
     Income tax rates have generally trended downward over the period, despite higher earnings before income taxes from continuing operations. This largely reflected higher earnings reported by our subsidiaries operating in lower income tax jurisdictions and higher income from tax-advantaged sources (Canadian taxable corporate dividends) and the favourable resolution of an income tax audit in the first quarter of 2006 and second quarter of 2007. These factors contributed to a reduction in our effective income tax rate over the last nine quarters from 27.5% to 21.3%.
     Non-controlling interest in net income of subsidiaries fluctuated over the period, which depends on the net income attributed to third-party investors in entities in which we do not have 100% ownership, but are required to consolidate.

Royal Bank of Canada    Second Quarter 2007    13

2007 Outlook

The Canadian economy is now expected to grow at a moderate pace of 2.5% in 2007, largely underpinned by robust domestic consumer spending and business investment. We expect the Bank of Canada to raise interest rates by 25 bps later this year to prevent inflationary pressures from building. We forecast that the Canadian dollar will appreciate marginally against the U.S. dollar in response to rising energy and commodity prices and the slowing U.S. economy.
     The U.S. economy is projected to expand at a moderate pace of 2.4% in 2007. We expect growth to improve in the second half of the year primarily driven by resilient consumer spending. We anticipate the U.S. Federal Reserve will hold interest rates steady for the remainder of the year taking into account the elevated inflation rate amid a moderate pace of economic growth.
     Global economic growth is expected to continue to be strong, particularly in the emerging-market economies led by China and India. Growth in most industrialized economies is expected to remain solid, though at a slower pace compared to 2006.
     In North America, consumer lending is expected to record modest growth during the year, largely reflecting ongoing weakness in the housing markets. Business lending is expected to remain solid in light of continued investment and strong M&A activities. Business and household credit quality will likely deteriorate moderately, but should remain solid due to healthy cash flow positions. Conditions in the global capital markets are expected to improve moderately as trading conditions should rebound from the current challenging conditions. Global equity market and M&A activities are anticipated to remain fairly strong for the remainder of the year.

Accounting matters and controls

Critical accounting policies and estimates
Our unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The significant accounting policies are described in Note 1 to our unaudited Interim Consolidated Financial Statements and Note 1 on pages 106 to 110 of our 2006 Annual Report. Our critical accounting policies and estimates related to the allowance for credit losses, fair value of financial instruments, securitization, variable interest entities, pensions and other post-employment benefits, income taxes, and other-than-temporary impairment of investment securities are detailed on pages 33 to 37 of our 2006 Annual Report.
Changes in accounting policies or estimates
Canadian GAAP
Financial Instruments
On November 1, 2006, we adopted three new accounting standards that were issued by the CICA: Handbook Section 1530, Comprehensive Income, Handbook Section 3855, Financial Instruments – Recognition and Measurement, and Handbook Section 3865, Hedges, which are discussed in Note 1 to our unaudited Interim Consolidated Financial Statements. These standards, and the impact on our results of operations, are also discussed in the Impact of the new financial instruments accounting standards section.
Variable Interest Entities (VIEs)
On February 1, 2007, we adopted CICA Emerging Issues Committee Abstract No. 163, Determining the Variability to be Considered in Applying AcG-15 (EIC-163). EIC-163 provides additional clarification on how to analyze and consolidate VIEs. The implementation of EIC-163 resulted in the deconsolidation of certain investment funds, but the impact was not material to our consolidated financial position or results of operations.
Future changes in accounting policies or estimates
 U.S. GAAP
The following new guidance will be effective for our U.S. GAAP financial statements in the future: (i) Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109; (ii) FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans – an amendment of FASB Statements No. 87, 88,106 and 132(R); (iii) FASB Statement No. 157, Fair Value Measurement; and (iv) FASB Statement No. 159, The Fair Value Option for Financial Assets and Liabilities. We are currently assessing the impact of adopting the above standards on our consolidated financial position and results of operations. For further details, refer to our Reconciliation of Canadian and United States generally accepted accounting principles in Note 13 to our unaudited Interim Consolidated Financial Statements.
Internal control over financial reporting
No changes were made in our internal control over financial reporting during the interim period ended April 30, 2007, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

14    Royal Bank of Canada    Second Quarter 2007

Business segment results

The following section provides an overview of how we measure the performance of and report the results of our business segments.
     Periodically, certain businesses and/or subsidiaries are transferred between segments to align more closely with our organizational structure and strategic priorities. Where these transfers are deemed material, comparative amounts are restated.
New business segments effective second quarter 2007
 Effective February 7, 2007, our previous three business segments (RBC Canadian Personal and Business, RBC U.S. and International Personal and Business, and RBC Capital Markets) were reorganized into four business segments and renamed:
     Canadian Banking comprises our domestic personal and business banking operations, certain retail investment businesses and our global insurance operations.
     Wealth Management comprises businesses that directly serve our clients’ growing wealth management needs including those of affluent and high net worth clients globally, and businesses that provide asset management and trust products.

     U.S. & International Banking comprises our banking businesses outside Canada, including RBC Centura in the U.S., and RBC’s Caribbean banking operations. In addition, this segment includes our 50% ownership in RBC Dexia IS.
     Capital Markets comprises our global wholesale banking segment providing a wide range of corporate and investment banking, sales and trading, research and related products and services to corporations, public sector and institutional clients in North America, and specialized products and services in select global markets. Also, given the growth in our National Clients business, we transferred this business in the second quarter of 2007 to our Global Investment Banking and Equity Markets business line from our Other business line.
     Historical comparative segment financial information has been revised to reflect the above changes. The restated historical segment financial information did not impact our previously reported consolidated financial information.

How we measure and report our business segments

Our management reporting framework is intended to measure the performance of each business segment as if it was a standalone business and reflect the way the business segments are managed. This approach is intended to ensure that our business segments’ results reflect all relevant revenue and expenses associated with the conduct of their business and depicts how management views their results.
     The key methodologies and assumptions used in our management reporting framework are expense allocation, capital attribution, funds transfer pricing and taxable equivalent basis (teb), and are outlined in the How we manage our business segments section of our 2006 Annual Report. Management periodically reviews these key methodologies and assumptions to ensure that they remain valid.

     We also use and report certain non-GAAP financial measures, consistent with our management framework. These measures do not have standardized meanings under GAAP and are not necessarily comparable with similar information reported by other financial institutions.
Changes made in the first six months of 2007
In the first quarter of 2007, within Canadian Banking and Wealth Management, certain amounts related to trustee services have been reclassified from Non-interest income – Investment management and custodial fees to Net interest income to better reflect their nature. All comparative amounts have been restated to reflect this reclassification.

Impact of foreign exchange rates on our business segments

The translated value of U.S. & International Banking U.S. dollar- and Euro dollar-denominated results, as well as the translated value of Capital Markets U.S. dollar- and GBP-denominated results, are impacted by fluctuations in the respective exchange rates to the Canadian dollar.
     The Canadian dollar remained flat relative to the U.S. dollar from the last year, depreciated 12% on average relative to the GBP, and depreciated 10% on average relative to the Euro dollar. Compared to the prior year, U.S. & International Banking net income was up $3 million, while Capital Markets net income decreased $10 million, as a result of the impact of changes in the respective exchange rates.
     For the first six months of 2007, the Canadian dollar remained flat relative to the U.S. dollar, depreciated 13% on average relative to the GBP, and depreciated 10% on average relative to the Euro dollar compared to the prior six month period. Compared to the first six months of 2006, U.S. & International Banking net income increased $4 million, while Capital Markets net income increased $3 million, as a result of the impact of changes in the respective exchange rates.
     The Canadian dollar appreciated 1.5% on average relative to the U.S. dollar from last quarter, appreciated 1% on average relative to the GBP and was flat on average relative to the Euro dollar. Compared to last quarter, U.S. & International Banking net income was up $2 million, while Capital Markets net income decreased $12 million, as a result of the impact of changes in the respective exchange rates.

Royal Bank of Canada   Second Quarter 2007   15

Key performance and non-GAAP measures

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics such as net income, return on average common equity (ROE) and return on average risk capital (RORC). While net income is in accordance with GAAP, the others are considered non-GAAP financial measures, which do not have standardized meanings under GAAP and may not be comparable to similar measures used by other financial institutions. For further details, refer to the How we manage our business segments and Key financial measures (non-GAAP) sections in our 2006 Annual Report.
Return on equity and Return on risk capital
We use ROE and RORC, at both the consolidated and segment levels, as a measure of return on total capital invested in our businesses.
     Our quarterly consolidated ROE calculation is based on annualized quarterly net income available to common shareholders divided by total average common equity for the period, which excludes preferred shares. Our quarterly business segment ROE calculations are based on segment net income available to common shareholders divided by average attributed capital for the period. For each segment, average attributed capital is based on attributed risk capital and amounts invested in goodwill and intangibles.
     Our quarterly RORC calculations are based on net income available to common shareholders divided by attributed risk capital (which excludes goodwill and intangible capital and unattributed capital). The business segment ROE and RORC measures are viewed by management as useful measures for supporting investment and resource allocation decisions because they adjust for certain items that may affect comparability between business segments and certain competitors.
     The following table provides a reconciliation of the ROE and RORC calculations.

	For the three months ended						For the three months ended
	April 30						January 31	April 30
	2007						2007	2006
			U.S. &
	Canadian	Wealth	International	Capital	Corporate
(C$ millions, except percentage amounts) (1), (2)	Banking	Management	Banking	Markets	Support	Total	Total	Total

Net income from continuing operations	$618	$194	$67	$350	$50	$1,279	$1,494	$1,128
Net loss from discontinued operations	–	–	–	–	–	–	–	(10)

Net income	$618	$194	$67	$350	$50	$1,279	$1,494	$1,118
less: Preferred dividends	(9)	(2)	(4)	(5)	(2)	(22)	(16)	(11)

Net income available to common shareholders	$609	$192	$63	$345	$48	$1,257	$1,478	$1,107

Average equity	$8,600	$2,300	$3,500	$4,950	$2,600	$21,950	$21,450	$19,700
less: Unattributed capital	–	–	–	–	1,700	1,700	1,950	2,100
less: Goodwill and intangible capital	2,200	1,100	1,450	850	–	5,600	5,400	4,900
Average risk capital (2)	$6,400	$1,200	$2,050	$4,100	$900	$14,650	$14,100	$12,700

Return on equity (ROE)	29.0%	34.3%	7.4%	28.5%	7.6%	23.5%	27.3%	23.0%
Return on risk capital (RORC)	39.0%	66.4%	12.7%	34.4%	n.m.	35.2%	41.6%	35.7%

							For the six
	For the six months ended						months ended
	April 30						April 30
	2007						2006
			U.S. &
	Canadian	Wealth	International	Capital	Corporate
(C$ millions, except percentage amounts) (1), (2)	Banking	Management	Banking	Markets	Support	Total	Total

Net income from continuing operations	$1,389	$405	$134	$746	$99	$2,773	$2,300
Net loss from discontinued operations	–	–	–	–	–	–	(11)

Net income	$1,389	$405	$134	$746	$99	$2,773	$2,289
less: Preferred dividends	(15)	(4)	(6)	(9)	(4)	(38)	(21)

Net income available to common shareholders	$1,374	$401	$128	$737	$95	$2,735	$2,268

Average equity	$8,550	$2,350	$3,200	$4,850	$2,700	$21,650	$19,500
less: Unattributed capital	–	–	–	–	1,800	1,800	2,450
less: Goodwill and intangible capital	2,150	1,200	1,300	850	–	5,500	4,650
Average risk capital (2)	$6,400	$1,150	$1,900	$4,000	$900	$14,350	$12,400

Return on equity (ROE)	32.4%	34.4%	8.0%	30.7%	7.0%	25.5%	23.5%
Return on risk capital (RORC)	43.4%	69.7%	13.4%	37.1%	n.m.	38.4%	36.8%

(1)	The average risk capital, goodwill and intangible capital, average attributed capital and average capital figures shown above and throughout this document represent rounded figures. These amounts are calculated using month-end balances for the period. The ROE and RORC measures shown above and throughout this document are based on actual balances before rounding.
(2)	Average risk capital includes Credit, Market (trading and non-trading), Insurance, Operational and Business and fixed asset risk capital. For further details refer to Economic Capital in the Capital management section.
n.m.	not meaningful

16   Royal Bank of Canada   Second Quarter 2007

Capital Markets total revenue (teb) excluding revenue related to Consolidated Variable Interest Entities (VIEs)
We consolidate certain entities in accordance with CICA AcG-15, Consolidation of Variable Interest Entities (VIEs). Consolidation of a VIE is based on our exposure to variability in the VIE’s assets and not on whether we have voting control. Revenue and expenses from certain of these VIEs have been included in Capital Markets results. However, the amounts that have been consolidated, which are attributable to other equity investors in these VIEs, are offset in Non-controlling interest in net income of subsidiaries and have no impact on our reported net income.
As the amounts attributable to other equity investors do not have an impact on our reported net income, management believes that adjusting for these items enhances the comparability of Capital Markets results and related ratios and enables a more meaningful comparison of our financial performance with certain other financial institutions. As the expenses are not viewed as material, we have only adjusted for the revenue attributed to other equity investors.
     The following table provides a reconciliation of total revenue (teb) excluding VIEs for Capital Markets.

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2007	2007	2006	2007	2006

Total revenue (teb) (1)	$1,182	$1,230	$1,177	$2,412	$2,106
Revenue related to VIEs offset in Non-controlling interest (2)	8	11	(35)	19	(43)

Total revenue (teb) excluding VIEs	$1,174	$1,219	$1,212	$2,393	$2,149

(1)	Taxable equivalent basis. For further discussion, refer to the How we manage our business segments section of our 2006 Annual Report.
(2)	Represents revenue attributed to other equity investors of consolidated VIEs.

Operating leverage
Our operating leverage is defined as the difference between our revenue growth rate (as adjusted) and non-interest expense growth rate (as adjusted). Revenue is based on a taxable equivalent basis, while the impact of consolidated VIEs is excluded as they have no material impact on our earnings. Global Insurance revenue and certain accounting adjustments related to the new financial instruments accounting standards are also excluded from revenue. Non-interest expense excludes Global Insurance expense. Global Insurance results are excluded as certain changes in revenue can be largely offset in Insurance policyholder benefits, claims and acquisition expense, which is not captured in our adjusted operating leverage calculation. The impact of the new financial instruments accounting standards is excluded as it gives rise to accounting volatility, primarily relating to unrealized gains and losses arising from fair valuing of the instruments and is not viewed as a measure of economic performance.
     The following table shows the Q2 2007 adjusted operating leverage ratio calculation.

	For the six months ended
	April 30	April 30
(C$ millions, except percentage amounts)	2007	2006	% change

Total revenue	$11,367	$10,082
add: teb adjustment	136	117
less: Revenue related to VIEs	19	(43)
less: Global Insurance revenue	1,715	1,664
less: Impact of the new financial instruments accounting standards (1)	65	–

Total revenue (adjusted)	$9,704	$8,578	13.1%

Non-interest expense	$6,215	$5,679
less: Global Insurance-related non-interest expense	263	244

Non-interest expense (adjusted)	$5,952	$5,435	9.5%

Operating leverage for the six months ended April 30, 2007			3.6%

(1)	Excludes the impact of the new financial instruments accounting standards related to Global Insurance.

Canadian Banking revenue and Insurance-related results excluding the impact of the new financial instruments accounting standards and certain other items
In the first six months of 2007 and 2006, there were certain items that impacted the Insurance premiums, investment and fee income, the Insurance policyholder benefits, claims and acquisition expense income statement lines, and the associated business line and segment results under which they are also reported. Management believes that adjusting for these items which are not characteristic of ongoing operations enhances the comparability of our results, and enables a more meaningful comparison of our financial performance with certain other financial institutions. The following provides the details of these adjustments and a reconciliation.
Impact of the new financial instruments accounting standards
For the three and six months ended April 30, 2007, we recorded a net gain of $55 million and a net loss of $15 million, respectively, related to the impact of changes in interest rates on the fair valuation of the securities backing our life and health insurance liabilities. These amounts were recorded in insurance-related revenue and were largely offset by corresponding changes in the underlying liabilities that were recorded in Insurance policyholder benefits, claims and acquisition expense. The new financial instruments accounting standards have been implemented prospectively, and the net amount had no significant impact on our reported net income.

Royal Bank of Canada   Second Quarter 2007   17

Results excluding the impact of foreign currency translation adjustment
During the first quarter of 2007, we reallocated certain foreign investment capital from our international insurance operations, which had supported our property catastrophe reinsurance business, as we have strategically exited this line of business. We recognized a favourable foreign currency translation adjustment of $40 million (before- and after-tax) associated with this capital. This amount was previously recorded in Shareholders’ equity and was reclassified to income in the first quarter of 2007.
Results excluding hurricane-related charges
We recorded a $61 million (before- and after-tax charge) in our insurance business in the first quarter of 2006 for additional estimated net claims for damages predominantly related to Hurricane Wilma, which occurred in late October 2005.
The following table provides a reconciliation of Canadian Banking revenue, Global Insurance and Insurance-related results excluding the impacts of the new financial instruments accounting standards and the items noted above.

	For the three months ended
	April 30				January 31
	2007				2007
				Insurance				Insurance
			Insurance	policyholder			Insurance	policyholder
	Canadian	Global	premiums,	benefits, claims	Canadian	Global	premiums,	benefits, claims
	Banking	Insurance	investment and	and acquisition	Banking	Insurance	investment and	and acquisition
(C$ millions)	revenue (1)	revenue (1)	fee income (2)	expense (2)	revenue (1)	revenue (1)	fee income (2)	expense (2)

GAAP reported amounts	$3,080	$855	$855	$677	$3,081	$860	$820	$516
Exclude: Impact of the new financial instruments accounting standards	(73)	(55)	(55)	(58)	70	70	70	69
Impact of foreign currency translation adjustment	–	–	–	–	(40)	(40)	–	–

Amounts excluding the items noted above	$3,007	$800	$800	$619	$3,111	$890	$890	$585

	For the six months ended
	April 30				April 30
	2007				2006
				Insurance				Insurance
			Insurance	policyholder			Insurance	policyholder
	Canadian	Global	premiums,	benefits, claims	Canadian	Global	premiums,	benefits, claims
	Banking	Insurance	investment and	and acquisition	Banking	Insurance	investment and	and acquisition
(C$ millions)	revenue (1)	revenue (1)	fee income (2)	expense (2)	revenue (1)	revenue (1)	fee income (2)	expense (2)

GAAP reported amounts	$6,161	$1,715	$1,675	$1,193	$5,673	$1,664	$1,664	$1,271
Exclude: Impact of the new financial instruments accounting standards	(3)	15	15	11	–	–	–	–
Impact of foreign currency translation adjustment	(40)	(40)	–	–	–	–	–	–
Hurricane-related charges	–	–	–	–	–	–	–	(61)

Amounts excluding the items noted above	$6,118	$1,690	$1,690	$1,204	$5,673	$1,664	$1,664	$1,210

(1)	For further details, refer to the Canadian Banking section.

(2)	For further details, refer to the Financial performance section.

18     Royal Bank of Canada     Second Quarter 2007

Canadian Banking

	As at or for the three months ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions, except percentage amounts)	2007	2007	2006	2007	2006

Net interest income	$1,559	$1,547	$1,386	$3,106	$2,788
Non-interest income	1,521	1,534	1,394	3,055	2,885
Total revenue	$3,080	$3,081	$2,780	6,161	5,673
Non-interest expense	$1,295	$1,275	$1,253	$2,570	$2,487
Provision for credit losses	204	182	168	386	310
Insurance policyholder benefits, claims and acquisition expense	677	516	619	1,193	1,271
Net income before income taxes and non-controlling interest in subsidiaries	$904	$1,108	$740	$2,012	$1,605
Net income	$618	$771	$511	1,389	1,091

Revenue by business line
Personal Financial Services	$1,262	$1,237	$1,118	$2,499	$2,223
Business Financial Services	552	555	515	1,107	1,041
Cards and Payment Solutions	411	429	341	840	745
Global Insurance	855	860	806	1,715	1,664

Selected average balances and other information (1)
Return on equity (2)	29.0%	35.7%	26.3%	32.4%	27.6%
Net interest margin (3)	3.25%	3.19%	3.20%	3.22%	3.19%
Operating leverage (excluding Global Insurance) (4)	9.6%	6.5%	7.1%	8.0%	4.8%
Total earning assets (5)	$196,800	$192,600	$177,400	$194,700	176,200
Loans and acceptances (5)	195,900	191,500	$176,600	193,700	174,500
Deposits	145,100	146,100	136,900	145,600	136,500
Assets under administration	49,700	47,500	41,700	49,700	41,700
Assets under management	300	300	300	300	300
Insurance premiums and deposits	816	895	822	1,711	1,682

(1)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(2)	Business segment Return on equity is a non-GAAP financial measure and is calculated using methods intended to approximate the average of the daily balances for the period. For further discussion and reconciliation, refer to the Key performance and non-GAAP measures section.
(3)	Net interest margin (NIM) is calculated as Net interest income divided by Average earning assets. Average earning assets are calculated using methods intended to approximate the average of the daily balances for the period.
(4)	Defined as the difference between revenue growth rate and non-interest expense growth rate for the segment, excluding Global Insurance due to the nature of its business.
(5)	Total assets, total earning assets, and loans and acceptances include average securitized residential mortgages and credit cards for the three months ended April 30, 2007, of $18.5 billion and $3.7 billion, respectively. (January 31, 2007 – $18.2 billion and $3.7 billion; April 30, 2006 – $14.5 billion and $4.0 billion.)

Q2 2007 vs. Q2 2006
Net income increased $107 million, or 21%, from a year ago, largely driven by strong results across most business lines. The increase was primarily attributable to strong loan and deposit growth reflecting the ongoing successful execution of our growth initiatives including branch expansion and upgrades, as well as generally favourable Canadian economic conditions. This was partially offset by higher staffing levels and costs in support of our growth initiatives, while other support costs were relatively flat due to effective cost-containment efforts. Provision for credit losses was higher compared to the prior year commensurate with portfolio growth.
     Total revenue increased $300 million, or 11%, over the prior year, reflecting strong growth across all business lines. Net interest margin increased by 5 bps compared to the prior year, largely due to the impacts of applying the effective interest method under the new financial instruments accounting standards. Funding adjustments made in the current quarter related to Q1 2007, which were offset in Corporate Support also contributed to the increase.
     Personal Financial Services revenue was up $144 million, or 13%. The increase largely reflected solid growth in home equity and secured lines of credit lending, and higher spreads. Higher mutual fund distribution fees on strong net sales and capital appreciation in our retail investment business also contributed to the growth.
     Business Financial Services revenue increased $37 million, or 7%, primarily as a result of solid loan and deposit growth, partially offset by lower spreads on deposits.
     Cards and Payment Solutions revenue was up $70 million, or 21%, largely reflecting strong balance, transaction and account growth. The prior year adjustment to increase the liability associated with our customer loyalty reward programs, which was largely offset by a fee related to the termination of an agreement, also contributed to the increase.
     Global Insurance revenue was up $49 million, or 6%, from the prior year. Excluding the favourable impact of the new financial instruments accounting standards, Global Insurance revenue decreased $6 million, or 1%, from the prior year. The decrease was mainly attributable to lower U.S. annuity sales due to the relatively low interest rate environment, which was largely offset by growth in our reinsurance and domestic businesses. For a reconciliation of Global Insurance revenue excluding the impact of the new financial instruments accounting standards, refer to the Key performance and non-GAAP measures section.
     Non-interest expense was up $42 million, or 3%, primarily reflecting increased sales and service personnel and higher costs in support of our growth initiatives including de novo branch expansion, while other support costs were relatively flat due to effective cost-containment efforts.
     Provision for credit losses increased $36 million, or 21%. The increase was mainly attributable to higher impairment in our business loan portfolio. Higher provisions in our personal loan and credit card portfolios primarily reflecting portfolio growth also contributed to the increase.
     Insurance policyholder benefits, claims and acquisition expense (PBCAE) increased $58 million, or 9%, from the prior year. For further details, refer to the PBCAE section on page 10.

Royal Bank of Canada     Second Quarter 2007     19

Q2 2007 vs. Q2 2006 (Six months ended)
Net income increased $298 million, or 27%, from a year ago, primarily driven by strong results across all business lines, reflecting the ongoing successful execution of our growth initiatives and effective cost-containment efforts. Our results also reflected the prior year hurricane-related charges and a favourable adjustment related to the reallocation of foreign investment capital in the current period. These factors were partially offset by higher staffing and other costs in support of business growth, as well as higher provisions for credit losses.
     Total revenue increased $488 million, or 9%, from a year ago, primarily reflecting higher home equity, credit card, and business loan and deposit balances, as well as strong business growth in our retail investment and reinsurance businesses. Net interest margin increased by 3 bps over the prior year.
     Non-interest expense was up $83 million, or 3%, mainly reflecting increased sales and service personnel, and higher costs in support of growth initiatives. Other support costs were flat from the prior period.
     Provision for credit losses increased $76 million, or 25%. The increase was mainly attributable to higher impairment in our business loan portfolio. Higher provisions in our personal loan and credit card portfolios primarily reflecting portfolio growth also contributed to the increase.
     Insurance policyholder benefits, claims and acquisition expense decreased $78 million, or 6%, from the prior year. For further details, refer to the PBCAE section on page 10.
Q2 2007 vs. Q1 2007
Net income decreased $153 million, or 20%, compared to the prior quarter, largely due to lower Global Insurance results. Global Insurance results were down, primarily reflecting the favourable impacts of an adjustment related to the reallocation of foreign investment capital and net actuarial liability adjustments in the prior quarter, as well as poor disability claims experience this quarter. The negative impact of seasonal factors on our banking-related businesses, including fewer days, higher marketing and advertising costs, and lower customer spending this quarter, also contributed to the decrease. These factors were partially offset by growth in our home equity lending.

Wealth Management

	As at or for the three months ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions, except percentage amounts)	2007	2007	2006	2007	2006

Net interest income	$104	$108	$98	$212	$197
Non-interest income	904	884	791	1,788	1,544
Total revenue	$1,008	$992	$889	$2,000	$1,741
Non-interest expense	$722	$702	$655	$1,424	$1,296
Provision for credit losses	–	–	–	–	1
Net income before income taxes and non-controlling interest in subsidiaries	$286	$290	$234	$576	$444
Net income	$194	$211	$159	$405	$304

Revenue by business line
Canadian Wealth Management	$366	$356	$331	$722	$640
U.S. & International Wealth Management	508	508	443	1,016	871
Global Asset Management	134	128	115	262	230

Selected other information
Return on equity (1)	34.3%	34.4%	29.1%	34.4%	28.9%
Assets under administration	$505,800	$508,300	$452,800	$505,800	$452,800
Assets under management	158,700	157,400	131,900	158,700	131,900

(1)	Business segment Return on equity is a non-GAAP financial measure and is calculated using methods intended to approximate the average of the daily balances for the period. For further discussion and reconciliation, refer to the Key performance and non-GAAP measures section.

Q2 2007 vs. Q2 2006
Net income increased $35 million, or 22%, from a year ago, largely driven by strong revenue growth across all business lines. This increase reflected higher revenue in our brokerage, asset management and global private banking businesses due to the ongoing successful execution of our growth initiatives and generally favourable market conditions. These factors were partially offset by higher variable compensation on increased commission-based revenue and higher costs in support of business growth.
     Total revenue increased $119 million, or 13%, from a year ago across all business lines.
     Canadian Wealth Management revenue increased $35 million, or 11%, mostly due to strong growth in fee-based client assets reflecting new sales, capital appreciation and the recruitment of experienced advisors.
     U.S. & International Wealth Management revenue increased $65 million, or 15%, largely reflecting continued strong growth in fee-based client assets due to new sales, the hiring of higher producing advisors and improved client transaction volumes in our U.S. brokerage business. A foreign exchange translation gain on certain deposits resulting from the implementation of the new financial instruments accounting standards and solid loan and deposit growth in global private banking also contributed to the increase. For further details regarding the foreign exchange translation gain, refer to the Impact of the new financial instruments accounting standards section.
     Global Asset Management revenue was up $19 million, or 17%, largely reflecting higher mutual fund fees from net sales and capital appreciation.
     Non-interest expense increased $67 million, or 10%, from a year ago mainly due to higher variable compensation commensurate with the increase in commission-based revenue. Higher sales and service levels to support business growth also contributed to the increase.
Q2 2007 vs. Q2 2006 (Six months ended)
Net income increased $101 million, or 33%, from a year ago largely driven by strong revenue growth across all our businesses. This was partially offset by higher variable compensation and increased costs in support of our business growth.

20     Royal Bank of Canada     Second Quarter 2007

     Total revenue was up $259 million, or 15%, largely due to strong growth in fee-based assets across all businesses and higher mutual fund fees from net sales and capital appreciation. A foreign exchange translation gain on certain deposits and solid loan and deposit growth also contributed to the increase.
     Non-interest expense increased $128 million, or 10%, from a year ago mainly due to higher variable compensation commensurate with the increase in commission-based revenue. Increased staffing levels and other costs in support of business growth also contributed to the increase.
Q2 2007 vs. Q1 2007
Net income decreased $17 million, or 8%, from the previous quarter largely due to a favourable reversal in the prior quarter of a previously accrued tax amount, and increased costs in support of business growth including higher staffing levels. These factors were partially offset by revenue growth across most of our businesses.

U.S. & International Banking

	As at or for the three months ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions, except percentage amounts) (1)	2007	2007	2006	2007	2006

Net interest income	$272	$257	$234	$529	$462
Non-interest income	221	188	186	409	306
Total Revenue	$493	$445	$420	$938	$768
Non-interest expense	$381	$348	$322	$729	$597
Provision for credit losses	10	10	6	20	15
Net income before income taxes and non-controlling interest in subsidiaries	$102	$87	$92	$189	$156
Net income	$67	$67	$62	$134	$100

Revenue by business line
Banking	$309	$276	$261	$585	$525
RBC Dexia Investor Services (2)	184	169	159	353	243

Selected average balances and other information (3)
Return on equity (4)	7.4%	8.8%	10.1%	8.0%	8.8%
Loans and acceptances	$23,700	$21,100	$18,300	$22,400	$17,600
Deposits	31,500	28,300	27,200	29,900	23,600
Assets under administration – RBC Dexia IS (5)	2,119,000	2,050,000	1,832,100	2,119,000	1,832,100

(1)	In prior quarters, results of this segment were reported on a continuing operations basis.
(2)	On January 2, 2006, we combined our Institutional & Investor Services (IIS) business with the institutional investor service business of Dexia forming a new company, RBC Dexia IS. As RBC Dexia IS reports on a calendar quarter there is a one-month lag in the reporting of its earnings.
(3)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(4)	Business segment Return on equity is a non-GAAP financial measure and is calculated using methods intended to approximate the average of the daily balances for the period. For further discussion and reconciliation, refer to the Key performance and non-GAAP measures section.
(5)	Assets under administration – RBC Dexia IS represents the total assets under administration (AUA) of the joint venture, of which we have a 50% ownership interest. RBC Dexia IS was created on January 2, 2006, and we contributed AUA of $1,400 billion to the joint venture at that time. As RBC Dexia IS reports on a one-month lag, Assets under administration – RBC Dexia IS are as at March 31, 2007.

Q2 2007 vs. Q2 2006
Net income increased $5 million, or 8%, from the prior year. The increase was largely due to higher loan and deposit volumes in the U.S., reflecting business growth and the inclusion of our recent acquisitions of Flag and the AmSouth branches. Strong business growth in RBC Dexia IS also contributed to the increase. These factors were partially offset by higher costs in support of growth initiatives, particularly the inclusion of recent acquisitions and related integration costs incurred this quarter, and de novo branch openings.
     Total revenue increased $73 million, or 17%, compared to the prior year.
     Banking revenue was up $48 million, or 18%, over the prior year, largely attributable to the inclusion of the acquisitions of Flag and the AmSouth branches, and higher loan and deposit volumes reflecting business growth.
     RBC Dexia IS revenue increased $25 million, or 16%, primarily due to growth in custodian and securities lending activities, as well as higher foreign exchange transaction fees.
     Non-interest expense increased $59 million, or 18%, over the prior year, largely reflecting higher costs in support of business growth, particularly the inclusion of our recent acquisitions of Flag and the AmSouth branches and related integration costs incurred this quarter, and de novo branch openings.
Q2 2007 vs. Q2 2006 (Six months ended)
Net income increased $34 million, or 34%, from the prior year. The increase was primarily attributable to strong business growth in RBC Dexia IS and RBC Centura. An additional month of results related to RBC Dexia IS reported in the current period also contributed to the increase. The growth was partially offset by a loss on the sale of certain investment securities in the first quarter of 2007, done as part of the strategic restructuring of RBC Centura’s investment portfolio to better take advantage of market opportunities and the growth in our balance sheet, as well as costs associated with the acquisitions of Flag and the AmSouth branches.
     Total revenue increased $170 million, or 22%, from a year ago. The increase was mainly attributable to RBC Dexia IS, reflecting strong business growth and an additional month of results reported in the current period. The inclusion of the acquisitions of Flag and the AmSouth branches, and higher loan and deposit volumes reflecting business growth also contributed to the increase. These factors were partially offset by a loss on the restructuring of RBC Centura’s investment portfolio in the first quarter of 2007.
     Non-interest expense increased $132 million, or 22%, over the prior year. The increase largely reflected higher costs in support of business growth, particularly the inclusion of recent acquisitions and related integration costs incurred this quarter, and de novo branch openings.

Royal Bank of Canada     Second Quarter 2007     21

Q2 2007 vs. Q1 2007
Net income of $67 million was flat compared to the previous quarter. Revenue growth in the quarter was largely attributable to increased loan and deposit volumes, reflecting the inclusion of the AmSouth branches, a full quarter of results from Flag this period and business growth. The increase in revenue also reflected the prior quarter loss on the restructuring of RBC Centura’s investment portfolio, which was not repeated this quarter.
Non-interest expense was up from the prior quarter, primarily reflecting higher costs associated with our recent acquisitions and related integration costs incurred in the current quarter. Other factors included the negative impact of fewer days this quarter, and higher income tax expense mainly due to the reversal of a previously accrued tax amount and increased earnings in jurisdictions with higher tax rates.

Capital Markets

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions, except percentage amounts)	2007	2007	2006	2007	2006

Net interest income (teb) (1)	$169	$56	$49	$225	$110
Non-interest income	1,013	1,174	1,128	2,187	1,996
Total revenue (teb) (1)	$1,182	$1,230	$1,177	$2,412	$2,106
Non-interest expense	$754	$738	$707	$1,492	$1,311
Provision for (recovery of) credit losses	(5)	(8)	(23)	(13)	(108)
Net income before income taxes (teb) and non-controlling interest in subsidiaries (1)	$433	$500	$493	$933	$903
Net income	$350	$396	$414	$746	$752

Revenue by business line
Global Markets	$682	$804	$754	$1,486	$1,328
Global Investment Banking and Equity Markets (2)	431	386	382	817	688
Other (2)	69	40	41	109	90

Selected average balances and other information (3)
Return on equity (4)	28.5%	32.8%	38.0%	30.7%	35.0%
Trading securities	$154,900	$155,900	$129,500	$155,400	$131,000
Loans and acceptances	27,800	27,300	21,300	27,600	20,900
Deposits	134,400	129,500	107,200	131,900	110,700

(1)	Taxable equivalent basis. For further information, refer to the How we measure and report our business segments section.
(2)	Effective this quarter, we have transferred our National Clients business, which was previously reflected under the Other business line, to our Global Investment Banking and Equity Markets business line. All comparative amounts have been restated to reflect this transfer.
(3)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(4)	Business segment Return on equity is a non-GAAP financial measure and is calculated using methods intended to approximate the average of the daily balances for the period. For further discussion and reconciliation, refer to the Key performance and non-GAAP measures section.

Q2 2007 vs. Q2 2006
Net income decreased $64 million, or 15%, from the record results a year ago. Revenue (teb) was up $5 million compared to the prior year largely due to stronger equity trading and U.S. and Canadian equity origination activity, the inclusion of our recent acquisitions of RBC Carlin and RBC Daniels, and higher loan syndication fees, which were largely offset by lower trading revenue in our fixed income businesses, which was at near record levels a year ago. Non-interest expense increased $47 million, or 7%, compared to a year ago due to the inclusion of our recent acquisitions and higher costs in support of our growth initiatives which were partially offset by lower variable compensation. Recovery of credit losses was down $18 million from a year ago. A stronger Canadian dollar had a negative impact on the translated value of U.S. dollar- and GBP-denominated earnings.
     Total revenue (teb) was up $5 million compared to the prior year. Total revenue (teb) excluding VIEs was $1,174 million, down $38 million, or 3%, from the prior year. For a reconciliation of Total revenue (teb) excluding VIEs refer to the Key performance and non-GAAP measures section.
     Global Markets revenue was down $72 million, or 10%, largely due to lower trading revenue in our fixed income businesses, which was partially offset by higher equity trading revenue. Lower gains from private equity investments also contributed to the decrease. The decrease in revenue was partially offset by higher loan syndication activity in our Infrastructure Finance group.
     Global Investment Banking and Equity Markets revenue increased $49 million, or 13%, mostly due to stronger U.S. and Canadian equity origination activity, the addition of revenue associated with our recent acquisitions and increased loan syndication activity. These factors were partially offset by lower distributions on private equity investments.
     Other revenue increased $28 million, or 68%, from a year ago largely due to higher interest recoveries on previously impaired loans in our Global Credit business and gains associated with credit derivative contracts used to economically hedge our core lending portfolio.
     Non-interest expense increased $47 million, or 7%, from a year ago mainly due to the inclusion of our recent acquisitions, and higher costs in support of our growth initiatives including higher staffing levels. These factors were partially offset by lower variable compensation commensurate with lower business results.
     Recovery of credit losses was $5 million reflecting the resolution of previously impaired corporate loans, compared to a recovery of $23 million a year ago.
     Income taxes (teb) were down $43 million, or 36%, largely due to lower earnings before income taxes and a higher level of income from subsidiaries operating in jurisdictions with lower tax rates.
Q2 2007 vs. Q2 2006 (Six months ended)
Net income decreased $6 million, or 1%, from a year ago. Broad-based revenue growth and a lower effective income tax rate were offset by higher expenses, lower recoveries of credit losses and the reversal of the general allowance in the prior year.
     Total revenue (teb) was up $306 million, or 15%, from the prior year largely due to higher equity trading revenue, increased U.S.

22     Royal Bank of Canada     Second Quarter 2007

and Canadian equity origination activity, the inclusion of recent acquisitions and higher loan syndication activity. These factors were partially offset by lower M&A fees and lower trading revenue in our fixed income businesses. Total revenue (teb) excluding VIEs was $2,393 million, up $244 million, or 11%, from the prior year.
     Non-interest expense increased $181 million, or 14%, from a year ago mainly due to higher variable compensation on improved business growth and costs associated with the inclusion of our recent acquisitions. Higher costs in support of our growth initiatives including higher staffing levels also contributed to the increase.
     The recovery of credit losses of $13 million in the current period compared to a recovery of $108 million in the prior period, which included a higher level of recoveries of previously impaired corporate loans and a $50 million general allowance reversal.
     Income taxes (teb) were down $29 million, or 14%, largely due to an increase in earnings from subsidiaries operating in jurisdictions with lower tax rates.
Q2 2007 vs. Q1 2007
Net income decreased $46 million, or 12%, compared to the prior quarter primarily due to lower trading revenue in our fixed income businesses, which was down from the record level in the prior quarter and the negative impact of a stronger Canadian dollar on the translated value of U.S. dollar- and GBP-denominated earnings. Integration-related costs in the current quarter also contributed to the decrease. These factors were partially offset by higher M&A fees and the inclusion of our recent acquisitions.

Corporate Support

The reported results for the Corporate Support segment mainly reflect activities that are undertaken for the benefit of the organization that are not allocated to the business segments such as certain elements of enterprise funding, securitization and the net earnings associated with unattributed capital. The results also include consolidation adjustments such as the elimination of the teb adjustments recorded in Capital Markets related to the gross-up of income from Canadian taxable corporate dividends to their tax equivalent value. The teb adjustments are recorded in net interest income and offset in the provision for income taxes.
     Due to the nature of the corporate level activities and consolidation adjustments reported in this segment, we believe that a period over period trend analysis is not relevant. The following identifies the significant items affecting the reported results in each respective period.

	As at or for the three months ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2007	2007	2006	2007	2006

Net interest income (teb) (1)	$(203)	$(101)	$(150)	$(304)	$(258)
Non-interest income	109	51	6	160	52
Total revenue (teb) (1)	$(94)	$(50)	$(144)	$(144)	$(206)
Non-interest expense	(4)	4	(9)	–	(12)
Recovery of credit losses	(21)	(22)	(27)	(43)	(47)
Net loss before income taxes and non-controlling interest in subsidiaries (teb) (1)	$(69)	$(32)	$(108)	$(101)	$(147)
Net income	$50	$49	$(18)	$99	$53

Selected average balance sheet and other information (2)
Total assets	$(5,800)	$(5,500)	$(5,600)	$(5,600)	$(5,000)
Attributed capital (3)	2,600	2,850	2,650	2,700	2,950
Securitization
Total securitizations sold and outstanding (4)	19,664	18,732	15,863	19,664	15,863
New securitization activity in the period (5)	1,583	1,438	1,295	3,021	4,028

(1)	Taxable equivalent basis. For further information, refer to the How we measure and report our business segments section. These amounts included the elimination of the adjustments recorded in Capital Markets related to the gross-up of certain tax-advantaged income (Canadian taxable corporate dividends). The amount for the three months ended April 30, 2007, was $66 million (January 31, 2007 – $70 million; April 30, 2006 – $80 million). The amount for the six months ended April 30, 2007, was $136 million (April 30, 2006 – $117 million).

(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.

(3)	Average attributed capital is a non-GAAP financial measure. For further discussion and reconciliation, refer to the Key performance and non-GAAP measures section.

(4)	Total securitizations sold and outstanding are comprised of Residential mortgages and Credit card loans.

(5)	New securitization activity comprises Residential mortgages and Credit card loans securitized and sold in the period. For further details, refer to Note 4 to our unaudited Interim Consolidated Financial Statements. This amount does not include commercial mortgage securitization activity of Capital Markets.

Q2 2007
Net income of $50 million for the quarter largely reflected the impact of the favourable resolution of an income tax audit related to prior years and income tax amounts largely related to enterprise funding activities that were not allocated to the business segments. Gains related to securitization activity were also recorded in the quarter. These factors were partially offset by funding adjustments made in the current quarter related to the previous quarter, which was offset in Canadian Banking.
Q1 2007
Net income of $49 million in the quarter mainly reflected income tax amounts largely related to enterprise funding activities and not allocated to the business segments, and gains related to securitization activity. Interest received on tax overpayments and net favourable impact attributable to the ineffective portion of certain cash flow hedges, were also recorded in the period. These factors were partially offset by a $20 million after-tax cumulative adjustment recorded in the period for losses resulting from the fair valuing of certain derivatives that did not qualify for hedge accounting.
Q2 2006
Net loss for the quarter of $18 million largely reflected the timing of securitization activities and the mark-to-market loss on derivatives relating to certain economic hedges.
Q2 2007 (Six months ended)
Net income of $99 million for the period included the favourable resolution of an income tax audit related to prior years, income

Royal Bank of Canada     Second Quarter 2007     23

tax amounts largely related to enterprise funding activities that were not allocated to the business segments, gains related to securitization activity and interest received on tax overpayments. These factors were partially offset by a $20 million after-tax cumulative adjustment for losses resulting from the fair valuing of certain derivatives that did not qualify for hedge accounting.
Q2 2006 (Six months ended)
Net income for the period of $53 million largely reflected the favourable resolution of an income tax audit related to prior years recorded in the first quarter of 2006. This was partially offset by the timing of securitization activities and the mark-to-market loss on derivatives relating to certain economic hedges.

Financial condition

Balance sheet

	As at
	April 30	January 31	April 30
(C$ millions)	2007	2007	2006

Interest-bearing deposits with banks	$8,512	$7,637	$8,878
Securities	198,509	196,851	163,991
Assets purchased under reverse repurchase agreements and securities borrowed	72,142	67,744	56,301
Loans	225,649	219,718	198,581
Other assets	81,440	77,242	71,355
Total assets	589,076	571,615	502,893
Deposits	372,728	365,606	322,787
Other liabilities	182,274	172,261	147,879
Non-controlling interest in subsidiaries	1,508	1,799	1,947
Shareholders’ equity	24,081	23,458	20,751

Q2 2007 vs. Q2 2006
Total assets increased $86 billion, or 17%, from a year ago. The increase was across most asset categories, with the majority attributable to growth in our trading and lending activities.
     Interest-bearing deposits with banks declined $.4 billion, or 4%, from the prior year, largely reflecting a shift in our portfolio mix to higher yielding assets.
     Securities were up $35 billion, or 21%, from a year ago, primarily reflecting an increase in trading securities in support of growth in our fixed income trading activities.
     Assets purchased under reverse repurchase agreements and securities borrowed increased $16 billion, or 28%, from a year ago. The increase primarily reflected higher balances in support of our equity and debt trading strategies and business growth.
     Loans increased $27 billion, or 14%, from a year ago, reflecting increases across all categories. The largest growth was attributable to business and government loans, which increased $12 billion, or 20%, mainly reflecting increased investment banking activities, business growth and the inclusion of our recent U.S. acquisitions. Growth in residential mortgages including Homeline products (despite the offsetting effect of $12 billion of securitizations over the past 12 months), largely driven by continued strong domestic housing market activities, also contributed to the increase.
     Other assets were up $10 billion, or 14%. The increase was mainly attributable to increased business activities in receivables from brokers and dealers and customers’ liability under acceptances, as well as higher derivative-related amounts largely reflecting changes in foreign exchange rates.
     Deposits increased $50 billion, or 15%, from a year ago. The increase was largely due to higher business and government deposits in support of increased business activities, business growth and the inclusion of our recent U.S. acquisitions. Growth in personal deposits primarily reflecting the inclusion of our recent U.S. acquisitions also contributed to the increase.
     Other liabilities rose $34 billion, or 23%, from last year, primarily due to increased business activities related to repurchase agreements, and securities lending and sold short.
     Shareholders’ equity increased $3 billion, or 16%, over the prior year, largely reflecting strong earnings growth, net of dividends, and a $1 billion net issuance of preferred shares over the period.
Q2 2007 vs. Q1 2007
Total assets increased $17 billion, or 3%, from the prior quarter. The increase reflected growth across all asset categories, with the majority attributable to lending and trading activities.
     Interest-bearing deposits with banks increased $1 billion, or 11%, from the prior quarter, mainly reflecting business growth.
     Securities were up $2 billion, or 1%, from the prior quarter, primarily due to a higher level of trading securities in support of our trading businesses.
     Assets purchased under reverse repurchase agreements and securities borrowed increased $4 billion, or 6%, from the prior quarter, mainly in support of our equity and debt trading strategies.
     Loans rose $6 billion, or 3%, from the prior quarter. The increase was a result of growth across all categories, with the majority attributable to domestic residential mortgages including Homeline products.
     Other assets were up $4 billion, or 5%, from the prior quarter, mainly attributable to higher derivative-related amounts largely reflecting changes in foreign exchange rates.
     Deposits increased $7 billion, or 2%, from the prior quarter. The increase was primarily driven by higher business and government deposits in support of funding requirements for our lending and trading activities, the inclusion of our recent U.S. acquisitions, and business growth. Higher personal deposits reflecting business growth on our new initiatives and recent U.S. acquisitions also contributed to the increase.
     Other liabilities increased $10 billion, or 6%, from the prior quarter, largely reflecting increased business activities related to derivatives due to changes in foreign exchange rates and securities lending and sold short, and higher client balances.
     Shareholders’ equity was up $.6 billion, or 3%, over the prior quarter on earnings growth, net of dividends.

24     Royal Bank of Canada     Second Quarter 2007

Capital management

We actively manage our capital to balance the desire to maintain strong capital ratios and high debt ratings with the objective of providing strong returns to our shareholders. For further details, refer to pages 64 to 68 of our 2006 Annual Report.
Regulatory capital and capital ratios
Capital levels for Canadian banks are regulated pursuant to guidelines issued by the OSFI, based on standards issued by the Bank of International Settlements.
     The following table presents our regulatory capital and our regulatory capital ratios.

	As at
	April 30	January 31	October 31	April 30
(C$ millions, except percentage amounts) (1)	2007	2007	2006	2006

Tier 1 capital	$22,716	$22,263	$21,478	$19,990
Total capital	28,506	27,035	26,664	26,280
Total risk-adjusted assets	243,765	242,290	223,709	210,965
Capital ratios
Tier 1 capital ratio	9.3%	9.2%	9.6%	9.5%
Total capital ratio	11.7%	11.2%	11.9%	12.5%

(1)	Calculated using guidelines issued by the OSFI.
Q2 2007 vs. Q2 2006
As at April 30, 2007, the Tier 1 capital ratio was 9.3% and the Total capital ratio was 11.7%. The Tier 1 capital ratio was down 20 bps from the same period a year ago as business growth, including acquisitions, which resulted in an increase in risk-adjusted assets and a higher goodwill deduction from capital, exceeded our strong internal capital generation and issuance of preferred shares.
     The Total capital ratio was down 80 bps from the same period a year ago due to growth in risk-adjusted assets and the redemption of subordinated debentures. These factors were partially offset by the issuance of trust subordinated notes.
     Risk-adjusted assets increased $33 billion. The increase was largely due to business growth including acquisitions, which resulted in broad-based growth across most asset classes including growth in loans, trading activities, mortgages and securities.
Q2 2007 vs. Q4 2006
The Tier 1 capital ratio was down 30 bps and the Total capital ratio down 20 bps from the end of fiscal 2006, as an increase in risk-adjusted assets and a higher goodwill deduction from capital exceeded our strong internal capital generation and net capital issuance.
     The increase in risk-adjusted assets of $20 billion compared to the end of fiscal 2006 largely reflected business growth including acquisitions.
Q2 2007 vs. Q1 2007
The Tier 1 capital ratio was up 10 bps compared to the previous quarter due to strong internal capital generation, the issuance of preferred shares and active balance sheet management this quarter.
     The Total capital ratio was up 50 bps mainly due to the issuance of trust subordinated notes this quarter.
     Risk-adjusted assets increased $1.5 billion largely due to business growth including acquisitions partially offset by the impact of a stronger Canadian dollar on the translated value of U.S. dollar-denominated balances in the current quarter.
Share data and dividends

	As at
	April 30
	2007
			Dividends
(C$ millions, except number of	Number of		declared
shares and per share amounts)	shares (000s)	Amount	per share

First Preferred
Non-cumulative Series N (1)	12,000	$300	$.29
Non-cumulative Series W (1)	12,000	300	.31
Non-cumulative Series AA (2)	12,000	300	.28
Non-cumulative Series AB (2)	12,000	300	.29
Non-cumulative Series AC (2)	8,000	200	.29
Non-cumulative Series AD (2)	10,000	250	.50
Non-cumulative Series AE (2)	10,000	250	.39
Non-cumulative Series AF (2)	8,000	200	–
Non-cumulative Series AG (2)	10,000	250	–

Total First Preferred		$2,350

Common shares outstanding	1,275,327	$7,250	$.46
Treasury shares – preferred	(851)	(21)
Treasury shares – common	(2,648)	(99)
Stock options
Outstanding	28,969
Exercisable	24,210

(1)	As at April 30, 2007, the aggregate number of common shares issuable on the conversion of the First Preferred Shares Series N was approximately 5,432,000. As at April 30, 2007, the First Preferred Shares Series W was not yet convertible.
(2)	These preferred shares do not have conversion options. For further details, refer to the Selected capital management activity section.
As at May 18, 2007, the number of outstanding common shares and stock options were 1,275,482,000 and 28,777,000, respectively. The number of treasury shares – preferred and treasury shares – common outstanding as at May 18, 2007 were 874,000 and 2,646,000, respectively.
Selected capital management activity

	For the three	For the six
	months ended	months ended
	April 30	April 30
(C$ millions)	2007	2007

Dividends declared Common	$586	$1,097
Preferred	22	38
Preferred shares issued	450	1,150
Preferred shares redeemed	–	(150)
Repurchase of common shares – normal course issuer bid	(159)	(573)
Repurchase and redemption of debentures	–	(485)

Q2 2007
Tier 1
Effective November 1, 2006, we renewed our normal course issuer bid (NCIB) for one year, to purchase, for cancellation, up to 40 million common shares. We purchased 2.9 million common shares this quarter for $159 million; for the six months ended April 30, 2007, we purchased 10.5 million common shares for $573 million.
     On March 14, 2007, we issued $200 million of Non-cumulative First Preferred Shares Series AF at $25 per share.
     On March 2, 2007, we announced our intention to redeem all of our outstanding $500 million subordinated debentures due June 4, 2012, at par value plus accrued interest. The redemption

Royal Bank of Canada     Second Quarter 2007     25

is expected to be completed on June 4, 2007, and will be financed out of our general corporate funds.
     On April 26, 2007, we issued $250 million of Non-cumulative First Preferred Shares Series AG at $25 per share.
Tier 2
On April 30, 2007, we issued $1 billion of subordinated debentures through RBC Subordinated Notes Trust, a closed-end trust wholly owned by us. These debentures qualify as Tier 2B capital for regulatory purposes.
For further information (details) about our capital management activity, refer to Note 6 to our unaudited Interim Consolidated Financial Statements.
Economic Capital
Economic Capital is our own quantification of risk associated with business activities. Economic Capital is attributed to each business segment in proportion to the risks inherent in the respective business segment and drives the optimization of returns in terms of risk and reward. For further details, refer to page 68 of our 2006 Annual Report.

	For the three months ended
	April 30	January 31	April 30
(C$ millions average balances)	2007	2007	2006

Credit risk	$6,800	$6,550	$5,700
Market risk (trading and non-trading)	2,850	2,650	2,400
Operational risk	2,850	2,750	2,500
Business and fixed asset risk	2,000	2,000	1,850
Insurance risk	150	150	150

Risk capital	$14,650	$14,100	$12,700
Goodwill and intangibles	5,600	5,400	4,900

Attributed capital (Economic Capital)	$20,250	$19,500	$17,600
Unattributed capital (1)	1,700	1,950	2,100

Common equity	$21,950	$21,450	$19,700

(1)	Unattributed capital is reported in the Corporate Support segment.

Q2 2007 vs. Q2 2006
Attributed Economic Capital increased $2.7 billion from the same period a year ago driven by business growth across all business segments, predominantly impacting Credit and Market risk. The increase in Goodwill and intangibles was mainly due to the acquisitions we completed over the last year, including Flag, the AmSouth branches and American Guaranty & Trust.
Q2 2007 vs. Q1 2007
Attributed Economic Capital increased $.8 billion from the previous quarter largely due to business growth across all business segments, predominantly impacting Credit and Market risk. The increase in Goodwill and intangibles was mainly due to the acquisition of the AmSouth Bank branches which was partially offset by the impact of a stronger Canadian dollar on the translated value of U.S. dollar-denominated balances.

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, under GAAP, are not recorded on our Consolidated Balance Sheets. For a complete discussion of these types of arrangements, including their nature, business purpose and importance, see pages 69 to 71 of our 2006 Annual Report.
Derivative financial instruments
On November 1, 2006, we adopted three new accounting standards that were issued by the CICA relating to financial instruments. These standards and the impact on our financial position and results of operations are discussed in the Impact of the new financial instruments accounting standards section and in Note 1 to our unaudited Interim Consolidated Financial Statements.
     With the adoption of these standards, all derivatives, including certain derivatives that are used to manage our risks and are specifically designated and qualify for hedge accounting, are recorded on the Consolidated Balance Sheets at fair value. Prior to November 1, 2006, derivatives that qualified for hedge accounting were not carried at fair value on the Consolidated Balance Sheets and were disclosed as off-balance sheet items.
Securitizations
We periodically securitize some of our credit card loans and residential and commercial mortgages primarily to diversify our funding sources and enhance our liquidity position. The following highlights the notional value of securitization activities that impacted our unaudited Interim Consolidated Balance Sheets. For further details, refer to Note 4 to our unaudited Interim Consolidated Financial Statements.
Q2 2007 (Three months ended)
During the second quarter of 2007, we securitized $2.6 billion of residential mortgages, of which $1.6 billion were sold and the remaining $1 billion were retained. We also securitized and sold $.6 billion of commercial mortgages.
Q2 2007 (Six months ended)
For the six months ended April 30, 2007, we securitized $5.1 billion of residential mortgages, of which $3.0 billion were sold and the remaining $2.1 billion were retained. We also securitized and sold $.9 billion of commercial mortgages.

26     Royal Bank of Canada     Second Quarter 2007

Q2 2007 (Twelve months ended)
For the twelve months ended April 30, 2007, we securitized $12.3 billion of residential mortgages, of which $6.5 billion were sold and the remaining $5.8 billion were retained. We also securitized and sold $1.2 billion of commercial mortgages. In the third quarter of 2006, $650 million of previously securitized credit card loans matured.
Guarantees
In the normal course of business, we enter into numerous agreements with third parties that may contain features defined as a guarantee, including credit derivatives, written put options, securities lending indemnifications, backstop liquidity facilities, financial standby letters of credit, performance guarantees, stable value products, credit enhancements, mortgage loans sold with recourse and certain indemnification agreements.
     Effective November 1, 2006, a liability is now recognized on the Consolidated Balance Sheets at inception of a guarantee for the fair value of the obligation undertaken in issuing the guarantee. For further details, refer to Note 1 to our unaudited Interim Consolidated Financial Statements.

Related party transactions

Our policies and procedures for related party transactions have not changed materially from October 31, 2006. For further information, refer to Note 29 of our 2006 Annual Report.

Risk management

Our business activities expose us to a wide variety of risks, which are inherent in virtually all aspects of our operations. Our goal in managing these risks is to protect the enterprise from an unacceptable level of earnings volatility while supporting and enabling business opportunities.
     For further details, refer to pages 72 to 90 of our 2006 Annual Report. Our approach to the management of risk has not changed significantly from that described in our 2006 Annual Report.

Credit risk

     Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. We incur credit risk in our business segments through the extension of credit and other transactions with various counterparties, including on- and off-balance sheet items such as loans, acceptances, letters of credit and guarantees. For further details related to how we manage credit risk, refer to pages 75 to 80 of our 2006 Annual Report.

Credit quality performance

	As at or for the three months ended
	April 30	January 31	April 30
(C$ millions, except percentage amounts)	2007	2007	2006

Gross impaired loans (GIL)
Consumer	$346	$356	$355
Business and government	533	520	438

Total gross impaired loans	$879	$876	$793

Allowance for credit losses (ACL)
Consumer	$103	$105	$117
Business and government	189	176	169

Specific allowance	$292	281	286
General allowance	1,234	1,253	1,219

Total allowance for credit losses	$1,526	$1,534	1,505

Key credit quality ratios
GIL as a % of gross loans and acceptances	.37%	.38%	.38%
Total net write-offs as a % of average loans and acceptances	.33%	.27%	.25%

Q2 2007 vs. Q2 2006
Gross impaired loans
Gross impaired loans increased $86 million, or 11%, from a year ago, primarily due to a higher level of impairment in our business loan portfolio. The increase was partially offset by the resolution of previously impaired corporate loans and lower impaired student loans.
Allowance for credit losses
Total allowance for credit losses increased $21 million, or 1%, from a year ago, reflecting increases in both general and specific allowances. The general allowance increased $15 million, or 1%, largely attributable to the inclusion of recent U.S. acquisitions, partially offset by the impact on the translated value of our U.S. dollar-denominated allowance due to the stronger Canadian

Royal Bank of Canada     Second Quarter 2007     27

dollar. The specific allowance increased $6 million, or 2%, primarily due to a higher level of impairment in our business loan portfolio, partially offset by lower allowance in student loans as the portfolio continues to run off.
Q2 2007 vs. Q1 2007
Gross impaired loans
Gross impaired loans increased $3 million, compared to the prior quarter. The increase was mainly due to a higher level of impairment in our business loan portfolio, partially offset by the resolution of previously impaired corporate loans and lower impaired student loans.
Allowance for credit losses
Total allowance for credit losses decreased $8 million, or 1%, from the prior quarter. The general allowance decreased $19 million, or 2%. This decrease largely reflected the impact on the translated value of our U.S. dollar-denominated allowance due to the stronger Canadian dollar. The specific allowance increased $11 million, or 4%, largely attributable to a higher level of impairment in our business loan portfolio.

Market risk

Market risk is the risk of loss that results from changes in interest and foreign exchange rates, equity and commodity prices, and credit spreads. We are exposed to market risk in our trading activities and our asset liability management activities. The level of market risk to which we are exposed varies depending on market conditions, expectations of future price and yield movements and the composition of our trading portfolio. For further details, refer to pages 81 to 84 of our 2006 Annual Report.
Trading activities
Trading market risk encompasses various risks associated with cash and related derivative products that are traded in interest rate, foreign exchange, equity, credit and commodity markets.
We use measurement tools such as Value-At-Risk (VAR) in assessing global risk-return trends. VAR is a statistical technique that measures the worst-case loss expected over the period within a 99% confidence level. The breadth of our trading activity is designed to diversify market risk to any particular strategy, and to reduce trading revenue volatility. For further details, refer to pages 81 to 83 of our 2006 Annual Report. These policies, processes and methodologies have not changed materially from those stated in the 2006 Annual Report.
     The following table shows our global VAR for total trading activities by major risk category and the diversification, which is calculated as the difference between the global VAR and the sum of the separate risk factor VARs.

Global VAR

	April 30, 2007				January 31, 2007		April 30, 2006

						For the three		For the three
		For the three months ended				months ended		months ended
	As at				As at		As at
(C$ millions)	April 30	High	Average	Low	January 31	Average	April 30	Average

Equity	$9	$11	$7	$4	$9	$9	$8	$8
Foreign exchange	2	7	3	1	1	1	2	2
Commodities (1)	1	1	1	–	1	1	1	1
Interest rate	21	23	19	15	16	16	11	14
Credit specific	4	4	3	2	2	2	4	3
Diversification	(12)	n.m.	(11)	n.m.	(10)	(10)	(5)	(8)
Global VAR	$25	$27	$22	$17	$19	$19	$21	$20

	April 30, 2007				April 30, 2006

						For the six
		For the six months ended				months ended
	As at				As at
(C$ millions)	April 30	High	Average	Low	April 30	Average

Equity	$9	$14	$8	$4	$8	$8
Foreign exchange	2	7	2	1	2	2
Commodities (1)	1	1	1	–	1	1
Interest rate	21	23	18	13	11	13
Credit specific	4	4	3	2	4	3
Diversification	(12)	n.m.	(12)	n.m.	(5)	(8)
Global VAR	$25	$27	$20	$15	$21	$19

(1)	Effective May 2006, market risk in commodities-trading activities has been included in both our VAR measurement and regulatory capital requirement under a models based approach.

n.m.	not meaningful

Q2 2007 vs. Q2 2006
Average global VAR for the quarter of $22 million was up compared to $20 million a year ago. This increase largely reflected higher Interest rate risk due to increased trading activity, which was partly offset by an increase in overall diversification effect which rose to 33% compared to 29% a year ago.
Q2 2007 vs. Q2 2006 (Six months ended)
For the six months ended April 30, 2007, average global VAR increased to $20 million from $19 million in the prior period. This increase was largely due to higher Interest rate risk primarily reflecting increased trading activity, which was mostly offset by an increase in the overall diversification effect.

28     Royal Bank of Canada     Second Quarter 2007

Q2 2007 vs. Q1 2007
Average global VAR for the quarter of $22 million was up compared to $19 million in the previous quarter. The increase was largely due to increases in Interest rate and Credit specific risk reflecting increased trading activity.
Trading revenue
During the quarter, there were seven days with net trading losses none of which exceeded the global VAR for their respective day. There was also one day in the quarter with net trading revenue of $57 million. Over the quarter we held certain U.S. sub-prime securities in advance of a structured transaction and we recorded net trading losses related to the fair valuation of these securities due to the weakening of the U.S. sub-prime market and the absence of liquidity in related securities. A portion of these net trading losses were recovered at the completion of the structured transaction and were included in the large net trading revenue day noted above.

Non-trading market risk (asset and liability management)
Traditional non-trading banking activities, such as deposit taking and lending, expose us to market risk, of which interest rate risk is the largest component.
     Our goal is to manage the interest rate risk of the non-trading balance sheet to a target level. We modify the risk profile of the balance sheet through proactive hedging to achieve our target level. We continually monitor the effectiveness of our interest rate risk mitigation activity on a value and earnings basis.
     More information about our market risk management policies and processes associated with our non-trading activities is detailed on page 83 of our 2006 Annual Report. These policies and procedures have not changed materially from those stated in our 2006 Annual Report.
     The following table provides the potential before-tax impact of an immediate and sustained 100 and 200 bps increase or decrease in interest rates on net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. Over the period, our interest rate risk exposure was well within our target level.

Market risk measures – Non-trading banking activities

	April 30		January 31		April 30
	2007		2007		2006
	Economic value	Net interest	Economic value	Net interest	Economic value	Net interest
(C$ millions)	of equity risk	income risk	of equity risk	income risk	of equity risk	income risk

Before-tax impact of: 100bp increase in rates	$(500)	$66	$(508)	$83	$(415)	$103
100bp decrease in rates	372	(123)	377	(143)	273	(183)
Before-tax impact of: 200bp increase in rates	(1,061)	119	(1,078)	148	(873)	163
200bp decrease in rates	682	(246)	680	(287)	441	(387)

Royal Bank of Canada  Second Quarter 2007  29

Liquidity and funding risk

Liquidity and funding risk is the risk that an institution is unable to generate sufficient cash or its equivalent in a timely and cost-effective manner to meet its commitments as they come due. Our risk management framework is designed to protect us against this risk under both normal and contemplated stress conditions. These and other elements of the liquidity and funding management framework are discussed in more detail on pages 85 to 87 of our 2006 Annual Report.
     During the quarter, we operated under normal conditions and were in compliance with these requirements. There have been no material changes to our liquidity and funding management framework or levels of liquidity and funding risk since October 31, 2006. We consider our liquidity and funding position to be sound and adequate to meet our strategy. There are no known trends, demands, commitments, events or uncertainties that are presently viewed as likely to materially change our current liquidity and funding position.
Credit ratings
The following table presents our major credit ratings as at May 24, 2007.

As at May 24, 2007 (1)
Senior long-
	Short-term debt	term debt	Outlook

Moody’s Investors Service	P-1	Aaa	stable
Standard & Poor’s	A-1+	AA-	positive
Fitch Ratings	F1+	AA	stable
DBRS	R-1(high)	AA	stable

(1)	Credit ratings are not recommendations to purchase, sell or hold our securities inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at anytime by the rating organization.
Since January 31, 2007, there were two positive developments with respect to our ratings. In the second quarter of 2007, Moody’s Investors Service upgraded our senior long-term debt rating to Aaa from Aa2 as a result of refinements made to their joint default analysis, and on May 10, 2007, Standard & Poor’s revised our rating outlook to positive from stable. Our Fitch and DBRS ratings and outlooks remain unchanged from January 31, 2007. As a result of these recent changes, our collective ratings continue to be the highest categories assigned by the respective agencies to a Canadian bank and these strong credit ratings support our ability to competitively access unsecured funding markets.

Contractual obligations
In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments that affect our short-term and long-term liquidity. Depending on the nature of these commitments, the obligations may be recorded on- and off-balance sheet. The following table provides a summary of our primary future contractual funding commitments.

	April 30					January 31	October 31
	2007					2007	2006
(C$ millions) (1)	Within 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	Total	Total	Total

Unsecured long-term funding	$12,077	$14,341	$14,975	$3,885	$45,278	$45,030	$33,361
Subordinated debentures	–	139	–	6,670	6,809	6,807	7,103

	$12,077	$14,480	$14,975	$10,555	$52,087	$51,837	$40,464

(1)	Amounts represent principal only and exclude accrued interest.

30     Royal Bank of Canada     Second Quarter 2007

Interim Consolidated Financial Statements (unaudited)

Consolidated Balance Sheets (unaudited)

	April 30	January 31	October 31	April 30
(C$ millions)	2007	2007	2006	2006

Assets

Cash and due from banks	$4,270	$3,878	$4,401	$5,222

Interest-bearing deposits with banks	8,512	7,637	10,502	8,878

Securities
Trading	170,205	169,030	147,237	127,026
Investment	28,304	27,821	37,632	36,965

	198,509	196,851	184,869	163,991

Assets purchased under reverse repurchase agreements and securities borrowed	72,142	67,744	59,378	56,301

Loans
Residential mortgage	101,479	98,527	96,675	92,506
Personal	47,255	45,787	44,902	42,441
Credit cards	7,622	7,553	7,155	6,051
Business and government	69,293	67,851	61,207	57,583

	225,649	219,718	209,939	198,581
Allowance for loan losses	(1,446)	(1,455)	(1,409)	(1,435)

	224,203	218,263	208,530	197,146

Other
Customers’ liability under acceptances	9,944	10,011	9,108	8,876
Derivatives	45,692	42,226	37,729	42,192
Premises and equipment, net	1,993	1,917	1,818	1,699
Goodwill	5,098	4,932	4,304	4,105
Other intangibles	727	699	642	686
Assets of operations held for sale	–	–	82	172
Other assets	17,986	17,457	15,417	13,625

	81,440	77,242	69,100	71,355

	$589,076	$571,615	$536,780	$502,893

Liabilities and shareholders’ equity

Deposits
Personal	$119,692	$117,867	$114,040	$113,437
Business and government	210,168	198,796	189,140	170,145
Bank	42,868	48,943	40,343	39,205

	372,728	365,606	343,523	322,787

Other
Acceptances	9,944	10,011	9,108	8,876
Obligations related to securities sold short	48,377	46,361	38,252	36,014
Obligations related to assets sold under repurchase agreements and securities loaned	41,207	41,117	41,103	28,315
Derivatives	48,660	43,971	42,094	47,072
Insurance claims and policy benefit liabilities	7,864	7,948	7,337	7,182
Liabilities of operations held for sale	–	–	32	32
Other liabilities	26,222	22,853	22,649	20,388

	182,274	172,261	160,575	147,879

Subordinated debentures	6,809	6,807	7,103	7,839

Trust capital securities	1,379	1,385	1,383	1,390

Preferred share liabilities	297	299	298	300

Non-controlling interest in subsidiaries	1,508	1,799	1,775	1,947

Shareholders’ equity
Preferred shares	2,050	1,600	1,050	1,000
Common shares (shares issued – 1,275,327,173; 1,275,949,848; 1,280,889,745; and 1,286,064,042)	7,250	7,216	7,196	7,191
Contributed surplus	241	255	292	278
Treasury shares – preferred (shares held – 851,051; 141,300; 93,700; and 212,920)	(21)	(3)	(2)	(5)
– common (shares held – 2,647,787; 3,108,319; 5,486,072; and 5,512,017)	(99)	(114)	(180)	(178)
Retained earnings	16,786	16,264	15,771	14,649
Accumulated other comprehensive income (loss)	(2,126)	(1,760)	(2,004)	(2,184)

	24,081	23,458	22,123	20,751

	$589,076	$571,615	$536,780	$502,893

Royal Bank of Canada  Second Quarter 2007  31

Consolidated Statements of Income (unaudited)

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2007	2007	2006	2007	2006

Interest income
Loans	$3,556	$3,547	$3,066	$7,103	$6,036
Securities	2,161	1,861	1,510	4,022	2,961
Assets purchased under reverse repurchase agreements and securities borrowed	911	875	594	1,786	1,079
Deposits with banks	119	161	87	280	159

	6,747	6,444	5,257	13,191	10,235

Interest expense
Deposits	3,384	3,306	2,488	6,690	4,814
Other liabilities	1,377	1,184	1,046	2,561	1,908
Subordinated debentures	85	87	106	172	214

	4,846	4,577	3,640	9,423	6,936

Net interest income	1,901	1,867	1,617	3,768	3,299

Non-interest income
Insurance premiums, investment and fee income	855	820	806	1,675	1,664
Trading revenue	575	803	724	1,378	1,271
Investment management and custodial fees	394	370	326	764	634
Mutual fund revenue	361	354	316	715	577
Securities brokerage commissions	338	323	347	661	656
Service charges	328	318	290	646	584
Underwriting and other advisory fees	319	288	259	607	478
Card service revenue	134	149	46	283	191
Foreign exchange revenue, other than trading	134	122	118	256	214
Securitization revenue	97	91	61	188	110
Credit fees	88	60	56	148	112
Gain on sale of investment account securities	5	48	22	53	61
Other	140	85	134	225	231

Non-interest income	3,768	3,831	3,505	7,599	6,783

Total revenue	5,669	5,698	5,122	11,367	10,082

Provision for credit losses	188	162	124	350	171

Insurance policyholder benefits, claims and acquisition expense	677	516	619	1,193	1,271

Non-interest expense
Human resources	2,049	2,033	1,870	4,082	3,663
Equipment	247	244	236	491	467
Occupancy	215	198	189	413	371
Communications	178	156	173	334	319
Professional fees	151	141	156	292	293
Outsourced item processing	82	74	80	156	153
Amortization of other intangibles	25	22	20	47	34
Other	201	199	204	400	379

	3,148	3,067	2,928	6,215	5,679

Income from continuing operations before income taxes	1,656	1,953	1,451	3,609	2,961
Income taxes	353	435	348	788	680

Net income before non-controlling interest	1,303	1,518	1,103	2,821	2,281
Non-controlling interest in net income of subsidiaries	24	24	(25)	48	(19)

Net income from continuing operations	1,279	1,494	1,128	2,773	2,300
Net loss from discontinued operations	–	–	(10)	–	(11)

Net income	$1,279	$1,494	$1,118	$2,773	$2,289

Preferred dividends	(22)	(16)	(11)	(38)	(21)

Net income available to common shareholders	$1,257	$1,478	$1,107	$2,735	$2,268

Average number of common shares (in thousands)	1,272,212	1,274,354	1,282,694	1,273,419	1,283,436
Basic earnings per share (in dollars)	$.99	$1.16	$.86	$2.15	$1.77
Basic earnings per share from continuing operations (in dollars)	$.99	$1.16	$.87	$2.15	$1.78
Basic earnings (loss) per share from discontinued operations (in dollars)	$–	$–	$(.01)	$–	$(.01)

Average number of diluted common shares (in thousands)	1,288,415	1,293,085	1,301,645	1,290,808	1,303,106
Diluted earnings per share (in dollars)	$.98	$1.14	$.85	$2.12	$1.74
Diluted earnings per share from continuing operations (in dollars)	$.98	$1.14	$.86	$2.12	$1.75
Diluted earnings (loss) per share from discontinued operations (in dollars)	$–	$–	$(.01)	$–	$(.01)

Dividends per share (in dollars)	$.46	$.40	$.36	$.86	$.68

32     Royal Bank of Canada     Second Quarter 2007

Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income (unaudited)

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2007	2007	2006	2007	2006

Preferred shares
Balance at beginning of period	$1,600	$1,050	$700	$1,050	$700
Issued	450	700	300	1,150	300
Redeemed for cancellation	–	(150)	–	(150)	–

Balance at end of period	2,050	1,600	1,000	2,050	1,000

Common shares
Balance at beginning of period	7,216	7,196	7,189	7,196	7,170
Issued	50	63	38	113	81
Purchased for cancellation	(16)	(43)	(36)	(59)	(60)

Balance at end of period	7,250	7,216	7,191	7,250	7,191

Contributed surplus
Balance at beginning of period	255	292	299	292	265
Renounced stock appreciation rights	(2)	(2)	–	(4)	–
Stock-based compensation awards	(10)	(39)	(19)	(49)	(30)
Other	(2)	4	(2)	2	43

Balance at end of period	241	255	278	241	278

Treasury shares – preferred
Balance at beginning of period	(3)	(2)	(3)	(2)	(2)
Sales	5	2	3	7	4
Purchases	(23)	(3)	(5)	(26)	(7)

Balance at end of period	(21)	(3)	(5)	(21)	(5)

Treasury shares – common
Balance at beginning of period	(114)	(180)	(199)	(180)	(216)
Sales	16	102	33	118	129
Purchases	(1)	(36)	(12)	(37)	(91)

Balance at end of period	(99)	(114)	(178)	(99)	(178)

Retained earnings
Balance at beginning of period	16,264	15,771	14,284	15,771	13,704
Transition adjustment – Financial instruments (1)	–	(86)	–	(86)	–
Net income	1,279	1,494	1,118	2,773	2,289
Preferred share dividends	(22)	(16)	(11)	(38)	(21)
Common share dividends	(586)	(511)	(463)	(1,097)	(875)
Premium paid on common shares purchased for cancellation	(143)	(371)	(272)	(514)	(441)
Issuance costs and other	(6)	(17)	(7)	(23)	(7)

Balance at end of period	16,786	16,264	14,649	16,786	14,649

Accumulated other comprehensive income (loss)
Balance at beginning of period (2)	(1,760)	(2,004)	(2,035)	(2,004)	(1,774)
Transition adjustment – Financial instruments (1)	–	(45)	–	(45)	–
Other comprehensive income	(366)	289	(149)	(77)	(410)

Balance at end of period	(2,126)	(1,760)	(2,184)	(2,126)	(2,184)

Retained earnings and Accumulated other comprehensive income	14,660	14,504	12,465	14,660	12,465

Shareholders’ equity at end of period	$24,081	$23,458	$20,751	$24,081	$20,751

Comprehensive income
Net income	$1,279	$1,494	$1,118	$2,773	$2,289
Other comprehensive income, net of taxes
Net unrealized gains (losses) on available-for-sale securities	(10)	26	–	16	–
Reclassification of (gains) losses on available-for-sale securities to income	(4)	13	–	9	–

	(14)	39	–	25	–

Unrealized foreign currency translation gains (losses)	(1,036)	879	(253)	(157)	(868)
Reclassification of (gains) losses on foreign currency translation to income	(1)	(40)	–	(41)	2
Net foreign currency translation gains (losses) from hedging activities	652	(623)	104	29	456

	(385)	216	(149)	(169)	(410)

Net gains (losses) on derivatives designated as cash flow hedges	29	17	–	46	–
Reclassification to income of (gains) losses on derivatives designated as cash flow hedges	4	17	–	21	–

	33	34	–	67	–

Other comprehensive income	(366)	289	(149)	(77)	(410)

Total comprehensive income	$913	$1,783	$969	$2,696	$1,879

(1)	The transition adjustment relates to the implementation of the new financial instruments accounting standards. Refer to Note 1.

(2)	The opening balances for the period ended January 31, 2007 and for all prior periods presented represent net foreign currency translation adjustments. These balances have been reclassified in accordance with the new financial instruments accounting standards. Refer to Note 1.

Royal Bank of Canada  Second Quarter 2007  33

Consolidated Statements of Cash Flows (unaudited)

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2007	2007	2006	2007	2006

Cash flows from operating activities
Net income from continuing operations	$1,279	$1,494	$1,128	$2,773	$2,300
Adjustments to determine net cash from (used in) operating activities
Provision for credit losses	188	162	124	350	171
Depreciation	106	102	99	208	197
Business realignment payments	(9)	(17)	(16)	(26)	(43)
Future income taxes	57	(161)	19	(104)	40
Amortization of other intangibles	25	22	20	47	34
(Gain) loss on sale of premises and equipment	(4)	(4)	(4)	(8)	(9)
(Gain) loss on loan securitizations	(38)	(37)	(1)	(75)	10
(Gain) loss on sale of investment account securities	(5)	(48)	(22)	(53)	(65)
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	(84)	611	32	527	65
Net change in accrued interest receivable and payable	164	3	(143)	167	(130)
Current income taxes	169	(41)	(119)	128	(154)
Derivative assets	(3,466)	(4,497)	(3,955)	(7,963)	(3,358)
Derivative liabilities	4,689	1,877	4,404	6,566	4,480
Trading securities	(1,175)	(11,181)	4,525	(12,356)	(1,266)
Net change in brokers and dealers receivable and payable	1,796	(1,684)	(1,655)	112	(2,271)
Other	496	(122)	3,052	374	3,425

Net cash from (used in) operating activities from continuing operations	4,188	(13,521)	7,488	(9,333)	3,426
Net cash from (used in) operating activities from discontinued operations	–	–	(27)	–	(14)

Net cash from (used in) operating activities	4,188	(13,521)	7,461	(9,333)	3,412

Cash flows from investing activities
Change in interest-bearing deposits with banks	(875)	2,865	2,035	1,990	(3,641)
Change in loans, net of loan securitizations	(7,438)	(11,136)	(8,002)	(18,574)	(14,653)
Proceeds from loan securitizations	2,188	1,753	1,665	3,941	4,364
Proceeds from sale of investment securities	2,175	2,301	2,456	4,476	6,134
Proceeds from maturity of investment securities	4,304	3,841	8,979	8,145	16,022
Purchases of investment securities	(6,114)	(5,595)	(12,355)	(11,709)	(20,770)
Change in investment securities	–	–	10	–	11
Net acquisitions of premises and equipment	(148)	(195)	(63)	(343)	(181)
Change in assets purchased under reverse repurchase agreements and securities borrowed	(4,398)	(8,366)	(8,737)	(12,764)	(13,328)
Net cash from (used in) acquisitions	290	(573)	–	(283)	(242)

Net cash from (used in) investing activities from continuing operations	(10,016)	(15,105)	(14,012)	(25,121)	(26,284)
Net cash from (used in) investing activities from discontinued operations	–	–	18	–	86

Net cash from (used in) investing activities	(10,016)	(15,105)	(13,994)	(25,121)	(26,198)

Cash flows from financing activities
Change in deposits	4,895	20,459	7,915	25,354	15,927
Repayment of subordinated debentures	–	(489)	(246)	(489)	(246)
Issue of preferred shares	450	700	300	1,150	300
Redemption of preferred shares for cancellation	–	(150)	–	(150)	–
Issuance costs	(7)	(17)	(7)	(24)	(7)
Issue of common shares	46	57	34	103	74
Purchase of common shares for cancellation	(159)	(414)	(308)	(573)	(501)
Sales of treasury shares	21	104	36	125	133
Purchase of treasury shares	(24)	(39)	(17)	(63)	(98)
Dividends paid	(527)	(530)	(422)	(1,057)	(847)
Dividends/distributions paid by subsidiaries to non-controlling interests	(1)	(31)	49	(32)	(17)
Change in obligations related to assets sold under repurchase agreements and securities loaned	90	14	(526)	104	4,934
Change in obligations related to securities sold short	2,016	8,109	158	10,125	3,623
Change in short-term borrowings of subsidiaries	(478)	228	144	(250)	(173)

Net cash from (used in) financing activities from continuing operations	6,322	28,001	7,110	34,323	23,102

Net cash from (used in) financing activities	6,322	28,001	7,110	34,323	23,102

Effect of exchange rate changes on cash and due from banks	(102)	102	(37)	–	(95)

Net change in cash and due from banks	392	(523)	540	(131)	221
Cash and due from banks at beginning of period	3,878	4,401	4,682	4,401	5,001

Cash and due from banks at end of period	$4,270	$3,878 $	$5,222	$4,270	$5,222

Supplemental disclosure of cash flow information
Amount of interest paid in period	$4,341	$4,839 $	$3,356	$9,180	$6,603
Amount of income taxes paid in period	$394	$293 $	$504	$687	$1,079

34  Royal Bank of Canada  Second Quarter 2007
Notes to the interim consolidated financial statements (unaudited) (All tabular amounts are in millions of Canadian dollars, except per share amounts)
These unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and follow the same accounting policies and methods described in our audited Consolidated Financial Statements for the year ended October 31, 2006, except as described below. Under Canadian GAAP, additional disclosures are required in annual financial statements; therefore, these unaudited Interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended October 31, 2006 and the accompanying notes included on pages 106 to 156 in our 2006 Annual Report to shareholders (2006 Annual Report). In the opinion of management, all adjustments necessary for a fair presentation of results for the periods reported have been included. These adjustments consist only of normal recurring adjustments, except as otherwise disclosed. Certain comparative amounts have been reclassified to conform to the current period’s presentation.
Note 1:     Significant accounting policies

Significant accounting changes
Financial Instruments
On November 1, 2006, we adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants (CICA): Handbook Section 1530, Comprehensive Income (Section 1530), Handbook Section 3855, Financial Instruments – Recognition and Measurement (Section 3855), and Handbook Section 3865, Hedges (Section 3865). Comparative amounts for prior periods have not been restated.
Comprehensive Income
Section 1530 introduces Comprehensive income which consists of Net income and Other comprehensive income (OCI). OCI represents changes in Shareholders’ equity during a period arising from transactions and other events with non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation gains or losses arising from self-sustaining foreign operations, net of hedging activities, and changes in the fair value of the effective portion of cash flow hedging instruments. We have included in our Interim Consolidated Financial Statements a Consolidated Statement of Comprehensive Income for the changes in these items during 2007, while the cumulative changes in OCI are included in Accumulated other comprehensive income (AOCI), which is presented as a new category of Shareholders’ equity on the Consolidated Balance Sheet.
Financial Instruments – Recognition and Measurement
Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be recognized on the Consolidated Balance Sheet when we become a party to the contractual provisions of the financial instrument or non-financial derivative contract. Under this standard, all financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition.
     Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in Non-interest income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets, which include loan substitute securities, are presented as Investment securities on our Consolidated Balance Sheet and measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, being recognized in OCI. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.
     Derivative instruments are recorded on the Consolidated Balance Sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in Net income with the exception of derivatives designated in effective cash flow hedges or hedges of foreign currency exposure of a net investment in a self-sustaining foreign operation. Refer to the Hedges section.
     Section 3855 also provides an entity the option to designate a financial instrument as held-for-trading (the fair value option) on its initial recognition or upon adoption of the standard, even if the financial instrument was not acquired or incurred principally for the purpose of selling or repurchasing it in the near term. An instrument that is classified as held-for-trading by way of this fair value option must have reliable fair values and satisfy one of the following criteria established by the Office of the Superintendent of Financial Institutions Canada (OSFI): (i) when doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities, or recognizing gains and losses on them on a different basis; (ii) it belongs to a group of financial assets, financial liabilities or both which are managed and evaluated on a fair value basis in accordance with our risk management or investment strategy, and are reported to senior management personnel on that basis; or (iii) it is an embedded derivative in a financial or non-financial host contract and the derivative is not closely related to the host contract.
     The principal categories of our financial assets designated as held-for-trading under the fair value option include (i) investments supporting the policy benefit liabilities on life and health insurance contracts issued by our insurance operations; (ii) investments used to offset exposures under derivative contracts in relation to our sales and trading activities; and (iii) certain loans to customers whose related derivatives are measured at fair value. Financial liabilities designated as held-for-trading are mainly deposits and structured notes with embedded derivatives that are not closely related to the host contracts. Fair value designation for these financial assets and financial liabilities significantly reduces the measurement inconsistencies.
     Other significant accounting implications arising upon the adoption of Section 3855 include the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost, and the recognition of the inception fair value of the obligation undertaken in issuing a guarantee that meets the definition of a guarantee pursuant to Accounting Guideline 14, Disclosure of Guarantees (AcG-14). No subsequent remeasurement at fair value is required unless the financial guarantee qualifies as a derivative. If the financial guarantee meets the definition of a derivative it is remeasured at fair value at each balance sheet date and reported as a derivative in Other assets or Other liabilities, as appropriate.
Hedges
Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies. We use derivatives and non-derivative financial instruments in our hedging strategies to manage our exposures to interest, currency, credit and other market risks. When derivatives are used to manage our own exposures, we determine for each derivative whether hedge accounting can be applied. Where hedge accounting can be applied, a hedging relationship is designated as a fair value hedge, a cash flow hedge or a hedge of foreign currency exposure of a net investment in a self-sustaining foreign operation. The derivative must be highly effective in accomplishing the objective of offsetting either changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. Hedge accounting is discontinued prospectively when it is determined that the derivative is not highly effective as a hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item. Refer to Note 2 for the fair values of the derivatives and non-derivative financial instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.
Fair value hedges
In a fair value hedging relationship, the carrying value of the hedged item is adjusted for unrealized gains or losses attributable to the hedged risk and recognized in Net income. Changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, are offset by changes in the fair value of the hedging derivative, which is also recorded in Net income. When hedge accounting is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair

Royal Bank of Canada  Second Quarter 2007  35

value adjustments to the carrying value of the hedged item are amortized to Net income over the remaining term of the original hedging relationship.
     We predominantly use interest rate swaps to hedge our exposure to the changes in a fixed interest rate instrument’s fair value caused by changes in interest rates.
Cash flow hedge
In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative, net of tax, is recognized in OCI while the ineffective portion is recognized in Net income. When hedge accounting is discontinued, the amounts previously recognized in AOCI are reclassified to Net income during the periods when the variability in the cash flows of the hedged item affects Net income. Gains and losses on derivatives are reclassified immediately to Net income when the hedged item is sold or early terminated.
     We predominantly use interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability, and all components of each derivative’s change in fair value have been included in the assessment of cash flow hedge effectiveness.
Net investment hedge
In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments, net of applicable tax, is recognized in OCI and the ineffective portion is recognized in Net income. The amounts previously recognized in AOCI are recognized in Net income when there is a reduction in the hedged net investment as a result of a dilution or sale of the net investment, or reduction in equity of the foreign operation as a result of dividend distributions.
     We use foreign exchange contracts and foreign currency-denominated liabilities to manage our foreign currency exposures to net investments in self-sustaining foreign operations having a functional currency other than the Canadian dollar.
Impact upon adoption of Sections 1530, 3855 and 3865
The transition adjustments attributable to the remeasurement of financial assets and financial liabilities at fair value, other than financial assets classified as available-for-sale and hedging instruments designated as cash flow hedges or hedges of foreign currency exposure of net investment in self-sustaining foreign operations, were recognized in opening Retained earnings as at November 1, 2006. Adjustments arising from remeasuring financial assets classified as available-for-sale at fair value were recognized in opening AOCI as at that date.
     For hedging relationships existing prior to adopting Section 3865 that continue to qualify for hedge accounting under the new standard, the transition accounting is as follows: (i) Fair value hedges – any gain or loss on the hedging instrument was recognized in opening Retained earnings and the carrying amount of the hedged item was adjusted by the cumulative change in fair value attributable to the designated hedged risk and was also included in opening Retained earnings; (ii) Cash flow hedges and hedges of net investments in self-sustaining foreign operations – the effective portion of any gain or loss on the hedging instrument was recognized in AOCI and the cumulative ineffective portion was included in opening Retained earnings.
     We recorded the following transition adjustments in our Consolidated Financial Statements: (i) a reduction of $86 million, net of taxes, to our opening Retained earnings, representing changes made to the value of certain financial instruments and the ineffective portion of qualifying hedges, in compliance with the measurement basis under the new standards including those related to the use of fair value option; and (ii) recognition in AOCI of $45 million, net of taxes, related to the net losses for available-for-sale financial assets and cumulative losses on the effective portion of our cash flow hedges that are now required to be recognized under Sections 3855 and 3865. In addition, we have reclassified to AOCI, $2,004 million of net foreign currency losses that were previously presented as a separate item in Shareholders’ equity.
Variable Interest Entities (VIEs)
On February 1, 2007, we adopted CICA Emerging Issues Committee Abstract No. 163, Determining the Variability to be Considered in Applying AcG-15 (EIC-163). EIC-163 provides additional clarification on how to analyze and consolidate VIEs. The implementation of EIC-163 resulted in the deconsolidation of certain investment funds; however, the impact was not material to our consolidated financial position or results of operations.
Future accounting changes
Capital Disclosures and Financial Instruments – Disclosures
and Presentation
On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures (Section 1535), Handbook Section 3862, Financial Instruments – Disclosures (Section 3862), and Handbook Section 3863, Financial Instruments – Presentation (Section 3863). These new standards will be effective for us on November 1, 2007.
     Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.
     Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.
Convertible and other debt instruments with embedded derivatives
On March 5, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 164, Convertible and Other Debt Instruments with Embedded Derivatives (EIC-164). EIC-164 provides clarification regarding the accounting treatment for certain types of convertible debt instruments, their classification as liabilities or equity, and the implications on earnings per share. It also provides guidance on whether these instruments contain any embedded derivatives that are required to be accounted for separately. EIC-164 will be effective for us on August 1, 2007. We are currently assessing the impact that this EIC will have on our consolidated financial position and results of operations.

Note 2:     Fair values of financial instruments

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or asking prices, as appropriate, in the most advantageous active market for that instrument to which we have immediate access. Where bid and ask prices are unavailable, we use the closing price of the most recent transaction of that instrument. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.
     Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, we look primarily to external readily observable market inputs including factors such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable. In limited circumstances, we use input parameters that are not based on observable market data and we believe that using possible alternative assumptions will not result in significantly different fair values.
Accounting for changes in fair value of financial instruments during the period
As described in Note 1, financial instruments classified or designated as held-for-trading and Investment securities are carried at fair value on the Consolidated Balance Sheet except for equity instruments classified as Investment securities that do not have a quoted market price, which are carried at cost. Any changes in the fair values of financial instruments classified or designated as held-for-trading and Investment securities measured at fair value are recognized in Net income and OCI, respectively. The cumulative changes in the fair values of Investment securities previously recognized in AOCI are reclassified to Net income when they are derecognized or the decline in value is considered to be other-than-temporary.
     Investment securities measured at fair value or cost are assessed for impairment at each reporting date. As at April 30, 2007, the unrealized losses for Investment securities measured at fair value or cost amounted to $117 million and $nil, respectively ($144 million and $1 million, respectively, as at January 31, 2007). Unrealized losses for debt securities are primarily due to increasing interest rates and for equity securities, they are due to the timing of market prices, foreign exchange movements,

36     Royal Bank of Canada     Second Quarter 2007

or because the investee is in the early years of its business cycle. We do not consider these investment securities to be other-than-temporarily impaired as at April 30, 2007, as we have the ability and intent to hold them until the fair value recovers.
     Derivatives that are not designated in hedging relationships are classified as held-for-trading and changes in the fair values of such derivative instruments are recognized in Net income.
     During the second quarter of 2007, the fair value of our net financial assets classified as held-for-trading increased by $587 million while the fair value of our net financial assets designated as held-for-trading increased by $34 million (increased by $792 million and decreased by $38 million, respectively, for the first quarter of 2007). The fair value of the financial liabilities that we designated as held-for-trading decreased by $1 million (increased by $3 million for the first quarter of 2007) due to changes in our own credit risk.
Hedging activities
Fair value hedges
For the quarter ended April 30, 2007, the ineffective portion of fair value hedges recognized in Net income amounted to an after-tax loss of $1 million (quarter ended January 31, 2007 – $1 million). We did not hedge any commitments for the quarter ended April 30, 2007.
Cash flow hedges
For the quarter ended April 30, 2007, an after-tax unrealized gain of $29 million (quarter ended January 31, 2007 – unrealized gain of $17 million) was recorded in OCI for the effective portion of changes in fair value of derivatives in cash flow hedges and after-tax unrealized losses of $4 million (quarter ended January 31,2007 – unrealized loss of $17 million) were reclassified to Net income. The after-tax net unrealized gains in AOCI were $12 million as at April 30, 2007 (January 31, 2007 – after-tax net unrealized losses of $22 million). After-tax unrealized losses of $4 million included in AOCI as at April 30, 2007 (January 31, 2007 – unrealized losses of $22 million) are expected to be reclassified to Net income in the next 12 months. We did not hedge any forecasted transactions for the quarter ended April 30, 2007.
     During the quarter, an after-tax unrealized loss of $6 million (quarter ended January 31, 2007 – unrealized loss of $7 million) was recognized in Non-interest income for the ineffective portion.
Net investment hedges
For the quarter ended April 30, 2007, the net after-tax loss of $385 million relating to our net investment in foreign operations was recognized in OCI (quarter ended January 31, 2007 – $216 million gain).
Carrying value and fair value of selected financial instruments
As a result of adopting the new accounting standards, certain financial instruments are now measured at fair value which were previously reported at cost or amortized cost. This is primarily due to the reclassification of certain securities as Trading securities, which includes securities designated as held-for-trading using the fair value option. The following table provides a comparison of carrying and fair values as at April 30, 2007, January 31, 2007, and October 31, 2006, for selected financial instruments:

	As at April 30							As at January 31	As at October 31

	2007							2007	2006

	Carrying value and fair value of financial instruments
					Designated as
					available-
	Required to be	Designated as	Designated as	Classified as	for-sale
	classified as	held-for-	available-	loans and	recorded	Total carrying	Total fair	Total fair	Total fair
	held-for-trading	trading	for-sale	receivables (1)	at cost	value	value	value	value

Securities
Trading	$149,517	$20,688	$–	$–	$–	$170,205	$170,205	$169,030
Investment (2), (3)	–	–	25,937	–	2,367	28,304	28,305	27,823

Total securities	$149,517	$20,688	$25,937	$–	$2,367	$198,509	$198,510	$196,853	$185,239

Assets purchased under reverse repurchase agreements and securities borrowed	$–	$40,458	$–	$31,684	$–	$72,142	$72,142	$67,744	$59,378

Loans	$–	$2,632	$–	$221,571	$–	$224,203	$224,203	$218,263	$208,638

	As at January 31, 2007
	Carrying value and fair value of financial instruments
					Designated as
					available-
	Required to be	Designated as	Designated as	Classified as	for-sale
	classified as	held-for-	available-	loans and	recorded
	held-for-trading	trading	for-sale	receivables (1)	at cost

Securities
Trading	$148,574	$20,456	$–	$–	$–
Investment (2), (3)	–	–	26,366	–	1,455

Total securities	$148,574	$20,456	$26,366	$–	$1,455

Assets purchased under reverse repurchase agreements and securities borrowed	$–	$45,288	$–	$22,456	$–

Loans	$–	$3,071	$–	$215,192	$–

	As at October 31, 2006
	Carrying value of financial instruments
	Required to be	Designated as	Designated as
	classified as	held-for-	available-
	held-for-trading	trading	for-sale

Securities
Trading	$139,491	$18,412	$–
Investment (2)	–	–	26,310
Loan substitute (3)	–	–	656

Total securities	$139,491	$18,412	$26,966

(1)	The fair value and the carrying value are not materially different.

(2)	Includes the value of our Held-to-maturity investments which is nominal.

(3)	Upon adoption of Section 3855, loan substitutes have been classified as Investment securities.

Royal Bank of Canada     Second Quarter 2007     37
The following table presents the fair values of the derivatives and non-derivative financial instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

	Fair value of derivatives and non-derivative financial instruments
	as at April 30, 2007
	Designated in a hedging relationship
				Not designated
	Cash flow	Fair value	Net investment	in a hedging
	hedges	hedges	hedges	relationship

Financial assets
Derivative financial instruments	$99	$239	$1	$45,353
Non-derivative financial instruments	–	–	–	n.a.
Financial liabilities
Derivative financial instruments	$76	$52	$466	$48,066
Non-derivative financial instruments	–	–	5,028	n.a.

	Fair value of derivatives and non-derivative financial instruments
	as at January 31, 2007
	Designated in a hedging relationship
				Not designated
	Cash flow	Fair value	Net investment	in a hedging
	hedges	hedges	hedges	relationship

Financial assets
Derivative financial instruments	$84	$269	$214	$41,659
Non-derivative financial instruments	–	–	–	n.a.
Financial liabilities
Derivative financial instruments	$94	$62	$7	$43,808
Non-derivative financial instruments	–	–	5,499	n.a.

n.a.     not applicable
Note 3:     Significant acquisitions and disposition
In March 2007, RBC Centura Bank completed the acquisition of 39 branches of AmSouth Bank in Alabama. The purchase price allocation is preliminary and has not been finalized because the valuation of certain assets and liabilities has not been completed. Details of the preliminary purchase price allocation are as follows:

AmSouth branches

Acquisition date	March 9, 2007

Business segment	U.S. & International Banking

Purchase consideration in the currency of the transaction	Cash payment of US$343

Purchase consideration in Canadian dollar equivalent	Cash payment of C$405

Fair value of tangible assets acquired	$2,368
Fair value of liabilities assumed	(2,369)

Fair value of net liabilities assumed	(1)
Core deposit intangibles (1)	83
Goodwill	323

Total purchase consideration	$405

(1)	Core deposit intangibles of $83 million are amortized on a straight-line basis over an estimated average useful life of seven years.

On March 13, 2007, RBC Dain Rauscher, Inc. announced that it had signed a definitive agreement to acquire New Jersey-based J.B. Hanauer & Co., a privately held financial services firm which specializes in retail fixed income and wealth management services. This transaction was completed on May 18, 2007.
     On April 17, 2007, we announced the signing of a definitive joint venture agreement pursuant to which RBC will acquire a 50% interest in Fidelity Merchant Bank & Trust Limited (Fidelity Merchant), the Bahamas-based wholly owned subsidiary of Fidelity Bank & Trust International Limited.
     On April 30, 2007, RBC Capital Markets announced the signing of an agreement to acquire Ohio-based Seasongood & Mayer, LLC (Seasongood & Mayer), a public finance firm and leading underwriter of municipal debt, and its wholly owned subsidiary Seasongood Asset Management, an investment advisor to public funds clients.
     The acquisitions of Fidelity Merchant and Seasongood & Mayer are subject to regulatory approvals and other customary closing conditions and are expected to be completed in the third quarter of 2007.
Discontinued operations
 RBC Mortgage Company (RBC Mortgage) had disposed of substantially all of its remaining assets and obligations by the end of fiscal 2006 and we no longer separately classify its results in our Interim Consolidated Financial Statements. The residual balances of RBC Mortgage are immaterial; changes in these balances are now reported in Corporate Support. For periods preceding fiscal 2007, the results of RBC Mortgage are presented separately as discontinued operations.

38     Royal Bank of Canada     Second Quarter 2007
Note 4:     Securitizations
Securitization activity for the three months ended (1)

	April 30		January 31		April 30
	2007 (2)		2007 (2)		2006 (2)

	Commercial	Residential	Commercial	Residential	Commercial	Residential
	mortgage	mortgage	mortgage	mortgage	mortgage	mortgage
	loans	loans (3)	loans	loans (3)	loans	loans (3)

Securitized and sold	$602	$1,583	$320	$1,438	$396	$1,295
Net cash proceeds received	606	1,582	326	1,427	397	1,268
Asset-backed securities purchased	–	–	–	–	–	–
Retained rights to future excess interest	–	35	–	42	–	27
Pre-tax gain (loss) on sale	4	34	6	31	1	–
Securities created and retained (5)	–	843	–	965	–	1,926

Securitization activity for the six months ended (1)

	April 30		April 30
	2007 (2)		2006

	Commercial	Residential	Credit	Commercial	Residential
	mortgage	mortgage	card	mortgage	mortgage
	loans	loans (3)	loans (4)	loans	loans (3)

Securitized and sold	$922	$3,021	$1,200	$396	$2,828
Net cash proceeds received	932	3,009	400	397	2,767
Asset-backed securities purchased	–	–	794	–	–
Retained rights to future excess interest	–	77	9	–	47
Pre-tax gain (loss) on sale	10	65	3	1	(14)
Securities created and retained (5)	–	1,445	–	–	3,562

(1)	We did not recognize an asset or a liability for our servicing rights with respect to the securitized loans as we received adequate compensation for our services.
(2)	We did not securitize any credit card loans during the period.
(3)	All residential mortgage loans securitized are government guaranteed.
(4)	The net cash proceeds received represent gross cash proceeds of $1,200 million less funds used to purchase notes issued by Golden Credit Card Trust with a principal value of $800 million.
(5)	Total securities created and retained are carried at fair value; prior to November 1, 2006, these securities were carried at amortized cost.
The key assumptions used to value the retained interests at the date of securitization for activities during the quarter ended April 30, 2007, are summarized below. All rates are annualized.
Key assumptions

	Residential
	mortgage loans

	Variable rate	Fixed rate

Expected weighted average life of prepayable receivables (in years)	3.75	3.83
Payment rate	30.00%	16.22%
Excess spread, net of credit losses	.80%	.80%
Expected credit losses	n.a.	n.a.
Discount rate	4.45%	4.30%

n.a.     not applicable
In addition to the above securitization transactions, we sold $128 million (US$109 million) of participation interests in commercial mortgage mezzanine notes to third-party investors at their principal amounts during the first quarter of 2007. None were sold in the second quarter.
Note 5:     Pension and other post-employment benefits
We offer a number of benefit plans which provide pension and other post-employment benefits to eligible employees. Expenses for these benefit plans are presented in the following table:

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2007	2007	2006	2007	2006

Pension benefit expense	$93	$91	$99	$184	$198
Other post-employment benefit expense	28	27	26	55	59

Royal Bank of Canada     Second Quarter 2007     39
Note 6:     Significant capital transactions

RBC Trust Subordinated Notes
On April 30, 2007, we issued $1 billion innovative subordinated debentures, RBC Trust Subordinated Notes (TSNs) – Series A, through a new special purpose entity, RBC Subordinated Notes Trust (Trust III), a closed-end trust established under the laws of the Province of Ontario. The issue was priced at $99.982 with a yield to April 30, 2012 of 4.584%. The proceeds were used to purchase a senior deposit note from us which is reported as a Business and government deposit liability.
     Trust III is a VIE under Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15). We do not consolidate Trust III as we are not its Primary Beneficiary (refer to Note 11); therefore, the TSNs – Series A issued by Trust III are not reported on our Consolidated Balance Sheet. The holders of TSNs – Series A are eligible to receive semi-annual fixed distributions at 4.58% per annum until April 30, 2012, and quarterly floating distributions thereafter at 90-day Banker’s acceptance rate plus 1% until their maturity on April 30, 2017.
     The TSNs – Series A may be redeemed, in whole or in part, subject to the approval of the OSFI, for cash equivalent to (i) the Early Redemption Price if the notes are redeemed prior to April 30, 2012, or (ii) the Redemption Price if the notes are redeemed on or after April 30, 2012. The Redemption Price is an amount equal to $1,000 plus the unpaid distributions to the redemption date. The Early Redemption Price is an amount equal to the greater of (i) the Redemption Price, and (ii) the price calculated to provide an annual yield, equal to the yield on a Government of Canada bond from the redemption date to April 30, 2012, plus 11 basis points.
     All of the TSNs – Series A will be exchanged automatically, without the consent of the holders, into our Series 10 Subordinated Notes upon occurrence of any one of the following events: (i) proceedings are commenced for our winding-up; (ii) the OSFI takes control of us; (iii) we have a Tier 1 capital ratio of less than 5% or a Total capital ratio of less than 8%; (iv) the OSFI directs us to increase our capital or provide additional liquidity and we elect such automatic exchange or we fail to comply with such direction; or (v) we determine that as a result of the enactment or anticipated enactment of federal Canadian income tax legislation, the interest payable on the TSNs – Series A will not be deductible by Trust III for tax purposes.
     We have guaranteed the payments of principal, interest, redemption price, if any, and any other amounts on the TSNs – Series A when they become due and payable. This guarantee will be our direct, unsecured obligation, and will be subordinate to our deposit liabilities and all other liabilities, except for other guarantees, obligations or liabilities that are either designated as ranking equally with or subordinate to the subordinated indebtedness.
     The senior deposit note bears interest at an annual rate of 4.72% and will mature on April 30, 2017. Subject to the OSFI’s approval, the note is redeemable at our option, in whole or in part, on or after April 30, 2012, at the Redemption Price and may also be redeemed earlier at our option for the greater of the Redemption Price or the Early Redemption Price.
Other significant capital transactions
On April 26, 2007, we issued $250 million Non-cumulative First Preferred Shares Series AG at $25 per share. Holders are entitled to receive non-cumulative preferential quarterly dividends in the amount of $.28125 per share to yield 4.5% annually. Subject to regulatory approval, we may redeem these shares on or after May 24, 2012, in whole or in part, at a declining premium.
     On March 14, 2007, we issued $200 million Non-cumulative First Preferred Shares Series AF at $25 per share. Holders are entitled to receive non-cumulative preferential quarterly dividends in the amount of $.278125 per share to yield 4.45% annually. Subject to regulatory approval, we may redeem these shares on or after May 24, 2012, in whole or in part, at a declining premium.
     On March 2, 2007, we announced that we will redeem all $500 million outstanding 6.75% subordinated debentures due June 4, 2012, at par plus accrued interest to the redemption date. The redemption will occur on June 4, 2007 and is subject to the OSFI’s approval.
     On January 19, 2007, we issued $250 million Non-cumulative First Preferred Shares Series AE at $25 per share. Holders are entitled to receive non-cumulative preferential quarterly dividends in the amount of $.28125 per share to yield 4.5% annually. Subject to regulatory approval, we may redeem these shares on or after February 24, 2012, in whole or in part, at a declining premium.
     On December 13, 2006, we issued $250 million Non-cumulative First Preferred Shares Series AD at $25 per share. Holders are entitled to receive non-cumulative preferential quarterly dividends in the amount of $.28125 per share to yield 4.5% annually. Subject to regulatory approval, we may redeem these shares on or after February 24, 2012, in whole or in part, at a declining premium.
     On November 24, 2006, we redeemed all of our outstanding six million Non-cumulative First Preferred Shares Series O at $25.50 per share, including a $.50 per share redemption premium.
     On November 8, 2006, we redeemed all of our outstanding US$400 million subordinated debentures due November 8, 2011, at par value plus accrued interest.
     On November 1, 2006, we issued $200 million Non-cumulative First Preferred Shares Series AC at $25 per share. Holders are entitled to receive non-cumulative preferential quarterly dividends in the amount of $.2875 per share to yield 4.6% annually. Subject to regulatory approval, we may redeem these shares on or after November 24, 2011, in whole or in part, at a declining premium.
     Effective November 1, 2006, we renewed our normal course issuer bid for one year to purchase for cancellation up to 40 million of our common shares through the facilities of Toronto Stock Exchange. During the quarter, we purchased 2.9 million common shares at an average cost of $54.85 per share. Since the renewal date, we have purchased a total of 10.5 million common shares at an average cost of $54.33 per share.
     On March 22, 2005, we announced that we may, from time to time, purchase for cancellation some or all of our outstanding $250 million Floating-Rate Debentures due in 2083 and US$300 million Floating-Rate Debentures due in 2085. The timing, price and other terms are determined at our sole discretion. During the current quarter, we did not purchase any Floating-Rate Debentures due in 2083 or the US$ Floating-Rate Debentures due in 2085. Since the announcement date, we have purchased a total of $26 million of Floating-Rate Debentures due in 2083 and US$111 million ($132 million) of Floating-Rate Debentures due in 2085.

40     Royal Bank of Canada     Second Quarter 2007
Note 7:     Earnings per share

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2007	2007	2006	2007	2006

Basic earnings per share
Net income from continuing operations	$1,279	$1,494	$1,128	$2,773	$2,300
Net loss from discontinued operations (1)	–	–	(10)	–	(11)

Net income	1,279	1,494	1,118	2,773	2,289
Preferred share dividends	(22)	(16)	(11)	(38)	(21)

Net income available to common shareholders	$1,257	$1,478	$1,107	$2,735	$2,268

Average number of common shares (in thousands)	1,272,212	1,274,354	1,282,694	1,273,419	1,283,436

Basic earnings per share
Continuing operations	$.99	$1.16	$.87	$2.15	$1.78
Discontinued operations (1)	–	–	(.01)	–	(.01)

Total	$.99	$1.16	$.86	$2.15	$1.77

Diluted earnings per share
Net income available to common shareholders	$1,257	$1,478	$1,107	$2,735	$2,268

Average number of common shares (in thousands)	1,272,212	1,274,354	1,282,694	1,273,419	1,283,436
Stock options (2)	13,621	14,581	14,498	14,130	14,460
Issuable under other stock-based compensation plans	2,582	4,150	4,453	3,259	5,210

Average number of diluted common shares (in thousands)	1,288,415	1,293,085	1,301,645	1,290,808	1,303,106

Diluted earnings per share
Continuing operations	$.98	$1.14	$.86	$2.12	$1.75
Discontinued operations (1)	–	–	(.01)	–	(.01)

Total	$.98	$1.14	$.85	$2.12	$1.74

(1)	Refer to Note 3.

(2)	The dilutive effect of stock options was calculated using the treasury stock method. For the three months ended April 30, 2007, we excluded from the calculation of diluted earnings per share 22,179 average options outstanding with an exercise price of $57.90 (January 31, 2007 – 994,391 average options outstanding with an exercise price of $54.99), as the exercise price of these options was greater than the average market price of our common shares. For the six months ended April 30, 2007, we excluded from the calculation of diluted earnings per share 10,906 average options outstanding with an exercise price of $57.90. For each of the three and six months ended April 30, 2006, there were no average options outstanding where the exercise prices were greater than the average market price of our common shares.
Note 8:     Contingencies

Enron Corp. (Enron) litigation
A purported class of purchasers of Enron who publicly traded equity and debt securities between January 9, 1999, and November 27, 2001, has named Royal Bank of Canada and certain related entities as defendants in an action entitled Regents of the University of California v. Royal Bank of Canada in the United States District Court, Southern District of Texas (Houston Division). In addition, Royal Bank of Canada and certain related entities have been named as defendants in several other Enron-related cases, which are filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. Royal Bank of Canada is also a third-party defendant in cases in which Enron’s accountants, Arthur Andersen LLP, filed third-party claims against a number of parties, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in these actions.
     We review the status of these matters on an ongoing basis and will exercise our judgment in resolving them in such a manner as we believe to be in our best interests. As with any litigation, there are significant uncertainties surrounding the timing and outcome. Uncertainty is exacerbated as a result of the large number of cases, the multiple defendants in many of them, the novel issues presented, and the current difficult litigation environment. Although it is not possible to predict the ultimate outcome of these lawsuits, the timing of their resolution or our exposure, during the fourth quarter of 2005, we established a litigation provision of $591 million (US$500 million) or $326 million after-tax (US$276 million). We believe the ultimate resolution of these lawsuits and other proceedings, while not likely to have a material adverse effect on our consolidated financial position, may be material to our operating results for the particular period in which the resolution occurs, notwithstanding the provision established in the fourth quarter of 2005. We will continue to vigorously defend ourselves in these cases.
Other
Various other legal proceedings are pending that challenge certain of our practices or actions. We consider that the aggregate liability resulting from these other proceedings will not be material to our financial position or results of operations.

Royal Bank of Canada     Second Quarter 2007     41
Note 9:     Total trading revenue

Total trading revenue includes both trading-related Net interest income and Trading revenue reported in Non-interest income. Net interest income arises from interest and dividends related to trading assets and liabilities and the amortization of premiums and discounts arising on their acquisition or issuance. Non-interest income includes realized and unrealized gains and losses on trading securities and trading derivative financial instruments.

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2007	2007	2006	2007	2006

Net interest income	$(31)	$(151)	$(138)	$(182)	$(220)
Non-interest income	575	803	724	1,378	1,271

Total	$544	$652	$586	$1,196	$1,051

Note 10:      Results by business segment

Composition of business segments
Effective February 7, 2007, our previous three business segments (RBC Canadian Personal and Business, RBC U.S. and International Personal and Business and RBC Capital Markets) were reorganized and renamed into the following four business segments:
     Canadian Banking comprises our domestic personal and business banking operations, certain retail investment businesses and our global insurance operations.
     Wealth Management comprises businesses that directly serve our clients’ growing wealth management needs including those of affluent and high net worth clients globally, and businesses that provide asset management and trust products.
     U.S. & International Banking comprises our banking businesses outside Canada, including RBC Centura in the U.S. and RBC’s Caribbean banking operations. In addition, this segment includes our 50% ownership in RBC Dexia IS.
     Capital Markets comprises our global wholesale banking segment, providing a wide range of corporate and investment banking, sales and trading, research and related products and services to corporations, public sector and institutional clients in North America and specialized products and services in select global markets.
     All other enterprise level activities that are not allocated to these four business segments, such as securitization, net charges associated with unattributed capital, and consolidation adjustments, including the elimination of the taxable equivalent basis (teb) gross-up amounts, are included in Corporate Support. Teb adjustments gross up Net interest income from certain tax-advantaged sources to their effective tax equivalent value with the corresponding offset recorded in the provision for income taxes. Management believes that these adjustments are necessary for Capital Markets to reflect how it is managed. The use of the teb adjustments enhances the comparability of revenue across our taxable and tax-advantaged sources. The use of teb adjustments and measures may not be comparable to similar GAAP measures or similarly adjusted amounts at other financial institutions.
     Our management reporting framework is intended to measure the performance of each business segment as if it were a stand-alone business and reflect the way that it is managed. This approach ensures that our business segments’ results reflect all relevant revenue and expenses associated with the conduct of their business and depicts how management views those results. These items do not impact our consolidated results.
     The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, estimates and methodologies for allocating overhead costs and indirect expenses to our business segments and that assists in the attribution of capital and the transfer pricing of funds to our business segments in a manner that fairly and consistently measures and aligns the economic costs with the underlying benefits and risks of that specific business segment. Activities and business conducted between our business segments are generally at market rates.
     Our assumptions and methodologies used in our management reporting framework are periodically reviewed by management to ensure they remain valid. The capital attribution methodologies involve a number of assumptions and estimates that are revised periodically.
     The reorganization of our business segments also resulted in the realignment of certain reporting units. Accordingly, we have reallocated our goodwill to the new reporting units and tested for goodwill impairment, concluding that there was no impairment.
Changes to comparatives
The comparative results have been restated to conform to our new basis of segment presentation.

42     Royal Bank of Canada     Second Quarter 2007
Quarterly earnings

	Canadian			Wealth			U.S. & International
	Banking			Management			Banking
	Q2/07	Q1/07	Q2/06	Q2/07	Q1/07	Q2/06	Q2/07	Q1/07	Q2/06

Net interest income	$1,559	$1,547	$1,386	$104	$108	$98	$272	$257	234
Non-interest income	1,521	1,534	1,394	904	884	791	221	188	186

Total revenue	3,080	3,081	2,780	1,008	992	889	493	445	420
Provision for (recovery of) credit losses	204	182	168	–	–	–	10	10	6
Insurance policyholder benefits, claims and acquisition expense	677	516	619	–	–	–	–	–	–
Non-interest expense	1,295	1,275	1,253	722	702	655	381	348	322

Net income (loss) before income taxes	904	1,108	740	286	290	234	102	87	92
Income taxes	286	337	229	92	79	75	32	18	29
Non-controlling interest in net income of subsidiaries	–	–	–	–	–	–	3	2	1

Net income from continuing operations	618	771	511	194	211	159	67	67	62
Net loss from discontinued operations (1)	–	–	–	–	–	–	–	–	(10)

Net income	$618	$771	$511	$194	$211	$159	$67	$67	$52

Total average assets (2)	$216,900	$212,300	$195,700	$16,400	$16,900	$15,500	$41,000	$37,500	$35,000

Quarterly earnings

	Capital Markets			Corporate Support			Total
	Q2/07	Q1/07	Q2/06	Q2/07	Q1/07	Q2/06	Q2/07	Q1/07	Q2/06

Net interest income	$169	$56	$49	$(203)	$(101)	(150)	$1,901	$1,867	$1,617
Non-interest income	1,013	1,174	1,128	109	51	6	3,768	3,831	3,505

Total revenue	1,182	1,230	1,177	(94)	(50)	(144)	5,669	5,698	5,122
Provision for (recovery of) credit losses	(5)	(8)	(23)	(21)	(22)	(27)	188	162	124
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	–	–	677	516	619
Non-interest expense	754	738	707	(4)	4	(9)	3,148	3,067	2,928

Net income (loss) before income taxes	433	500	493	(69)	(32)	(108)	1,656	1,953	1,451
Income taxes	77	96	120	(134)	(95)	(105)	353	435	348
Non-controlling interest in net income of subsidiaries	6	8	(41)	15	14	15	24	24	(25)

Net income from continuing operations	350	396	414	50	49	(18)	1,279	1,494	1,128
Net loss from discontinued operations (1)	–	–	–	–	–	–	–	–	(10)

Net income	$350	$396	$414	$50	$49	$(18)	$1,279	$1,494	$1,118

Total average assets (2)	$310,200	$297,700	$253,200	$(5,800)	$(5,500)	$(5,600)	$578,700	$558,900	$493,800

Six-month earnings

	Canadian		Wealth		U.S. & International
	Banking		Management		Banking
	2007	2006	2007	2006	2007	2006

Net interest income	$3,106	$2,788	$212	$197	$529	$462
Non-interest income	3,055	2,885	1,788	1,544	409	306

Total revenue	6,161	5,673	2,000	1,741	938	768
Provision for (recovery of) credit losses	386	310	–	1	20	15
Insurance policyholder benefits, claims and acquisition expense	1,193	1,271	–	–	–	–
Non-interest expense	2,570	2,487	1,424	1,296	729	597

Net income (loss) before income taxes	2,012	1,605	576	444	189	156
Income taxes	623	514	171	140	50	53
Non-controlling interest in net income of subsidiaries	–	–	–	–	5	3

Net income from continuing operations	1,389	1,091	405	304	134	100
Net loss from discontinued operations (1)	–	–	–	–	–	(11)

Net income	$1,389	$1,091	$405	$304	$134	$89

Total average assets (2)	$214,600	$194,400	$16,600	$14,200	$39,300	$30,300

(1)	Refer to Note 3.
(2)	Calculated using methods intended to approximate the average of the daily balances for the period.

Royal Bank of Canada     Second Quarter 2007     43
Six-month earnings

	Capital Markets		Corporate Support		Total
	2007	2006	2007	2006	2007	2006

Net interest income	$225	$110	$(304)	$(258)	$3,768	$3,299
Non-interest income	2,187	1,996	160	52	7,599	6,783

Total revenue	2,412	2,106	(144)	(206)	11,367	10,082
Provision for (recovery of) credit losses	(13)	(108)	(43)	(47)	350	171
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	1,193	1,271
Non-interest expense	1,492	1,311	–	(12)	6,215	5,679

Net income (loss) before income taxes	933	903	(101)	(147)	3,609	2,961
Income taxes	173	202	(229)	(229)	788	680
Non-controlling interest in net income of subsidiaries	14	(51)	29	29	48	(19)

Net income from continuing operations	746	752	99	53	2,773	2,300
Net loss from discontinued operations (1)	–	–	–	–	–	(11)

Net income	$746	$752	$99	$53	$2,773	$2,289

Total average assets (2)	$303,800	$252,900	$(5,600)	$(5,000)	$568,700	$486,800

(1)	Refer to Note 3.
(2)	Calculated using methods intended to approximate the average of the daily balances for the period.
Note 11:     Variable interest entities

Multi-seller conduits
We administer six multi-seller asset-backed commercial paper conduit programs (multi-seller conduits). These conduits primarily purchase financial assets from clients and finance those purchases by issuing asset-backed commercial paper. Our clients primarily utilize multi-seller conduits to diversify their financing sources and to reduce funding costs. Certain of the multi-seller conduits also financed assets in the form of either securities or instruments that closely resemble securities such as credit-linked notes. In these situations, the multi-seller conduit is often one of many investors in the securities or security-like instruments.
     The multi-seller conduits are not consolidated under AcG-15 as we are not the Primary Beneficiary. However, we do hold significant variable interests in these multi-seller conduits resulting from our provision of backstop liquidity facilities and partial credit enhancement.
     The total assets of our multi-seller conduits as at April 30, 2007 were $39 billion (January 31, 2007 – $39 billion; October 31, 2006 –$34 billion), and our maximum exposure to loss was $40 billion (January 31, 2007 – $39 billion; October 31, 2006 – $35 billion), reflecting changes in their level of activities during the quarter and changes in exchange rate.
RBC Subordinated Notes Trust
Trust III was created to issue $1 billion Trust Subordinated Notes (refer to Note 6). Although we own the common equity and voting control of the trust, we are not the Primary Beneficiary since we are not exposed to the majority of the expected losses.

Note 12:     Income taxes on components of Other comprehensive income
The income tax expense or benefit allocated to each component of Other comprehensive income is presented in the table below:

	For the three		For the six
	months ended		months ended
	April 30	January 31	April 30
	2007	2007	2007

Net unrealized gains (losses) on available-for-sale securities	$3	$18	$21
Reclassification of (gains) losses on available-for-sale securities to income	(3)	8	5
Net foreign currency translation gains (losses) from hedging activities	337	(352)	(15)
Net gains (losses) on derivatives designated as cash flow hedges	15	9	24
Reclassification to income of (gains) losses on derivatives designated as cash flow hedges	3	8	11

Total income taxes (recovery)	$355	$(309)	$46

44     Royal Bank of Canada     Second Quarter 2007
Note 13: Reconciliation of Canadian and United States generally accepted accounting principles
The Interim Consolidated Financial Statements are prepared in accordance with Subsection 308 of the Bank Act (Canada), which states that except as otherwise specified by the OSFI, the Interim Consolidated Financial Statements are to be prepared in accordance with Canadian GAAP. As required by the U.S. Securities and
Exchange Commission (SEC), material differences between Canadian and United States GAAP are quantified below. For a complete discussion of Canadian and U.S. GAAP differences, refer to Note 31 in our 2006 Annual Report.

Condensed Consolidated Balance Sheets

	As at April 30			As at October 31			As at April 30
	2007			2006			2006
	Canadian		U.S.	Canadian		U.S.	Canadian		U.S.
	GAAP	Differences	GAAP	GAAP	Differences	GAAP	GAAP	Differences	GAAP

Assets

Cash and due from banks	$4,270	$(184)	$4,086	$4,401	$(101)	$4,300	$5,222	$(2,300)	$2,922

Interest-bearing deposits with banks	8,512	(4,892)	3,620	10,502	(4,223)	6,279	8,878	(4,458)	4,420

Securities
Trading	170,205	(11,792)	158,413	147,237	(282)	146,955	127,026	282	127,308
Investment	28,304	(28,304)	–	37,632	(37,632)	–	36,965	(36,965)	–
Available-for-sale	–	38,580	38,580	–	37,535	37,535	–	36,650	36,650

	198,509	(1,516)	196,993	184,869	(379)	184,490	163,991	(33)	163,958

Assets purchased under reverse repurchase agreements and securities borrowed	72,142	(2,324)	69,818	59,378	(2,148)	57,230	56,301	(2,569)	53,732

Loans (net of allowance for loan losses)	224,203	(840)	223,363	208,530	(111)	208,419	197,146	(328)	196,818

Other
Customers’ liability under acceptances	9,944	–	9,944	9,108	–	9,108	8,876	–	8,876
Derivatives	45,692	(101)	45,591	37,729	717	38,446	42,192	892	43,084
Premises and equipment, net	1,993	(49)	1,944	1,818	(86)	1,732	1,699	(65)	1,634
Goodwill	5,098	(63)	5,035	4,304	(61)	4,243	4,105	(82)	4,023
Other intangibles	727	(192)	535	642	(211)	431	686	(208)	478
Reinsurance recoverables	–	1,199	1,199	–	1,182	1,182	–	1,160	1,160
Separate account assets	–	115	115	–	111	111	–	112	112
Assets of operations held for sale	–	–	–	82	–	82	172	–	172
Other assets	17,986	24,210	42,196	15,417	24,893	40,310	13,625	35,910	49,535

	81,440	25,119	106,559	69,100	26,545	95,645	71,355	37,719	109,074

	$589,076	$15,363	$604,439	$536,780	$19,583	$556,363	$502,893	$28,031	$530,924

Liabilities and shareholders’ equity

Deposits	$372,728	$(10,906)	$361,822	$343,523	$(9,466)	$334,057	$322,787	$(10,863)	$311,924

Other
Acceptances	9,944	–	9,944	9,108	–	9,108	8,876	–	8,876
Obligations related to securities sold short	48,377	1,213	49,590	38,252	(1,188)	37,064	36,014	334	36,348
Obligations related to assets sold under repurchase agreements and securities loaned	41,207	(1,263)	39,944	41,103	(1,141)	39,962	28,315	(962)	27,353
Derivatives	48,660	(126)	48,534	42,094	312	42,406	47,072	533	47,605
Insurance claims and policy benefit liabilities	7,864	2,427	10,291	7,337	2,686	10,023	7,182	2,682	9,864
Separate account liabilities	–	115	115	–	111	111	–	112	112
Liabilities of operations held for sale	–	–	–	32	–	32	32	–	32
Other liabilities	26,222	23,340	49,562	22,649	27,877	50,526	20,388	36,021	56,409

	182,274	25,706	207,980	160,575	28,657	189,232	147,879	38,720	186,599

Subordinated debentures	6,809	–	6,809	7,103	300	7,403	7,839	257	8,096

Trust capital securities	1,379	(1,379)	–	1,383	(1,383)	–	1,390	(1,390)	–

Preferred share liabilities	297	(297)	–	298	(298)	–	300	(300)	–

Non-controlling interest in subsidiaries	1,508	1,382	2,890	1,775	1,083	2,858	1,947	1,396	3,343

Shareholders’ equity	24,081	857	24,938	22,123	690	22,813	20,751	211	20,962

	$589,076	$15,363	$604,439	$536,780	$19,583	$556,363	$502,893	$28,031	$530,924

Royal Bank of Canada     Second Quarter 2007     45
Note 13: Reconciliation of Canadian and United States generally accepted accounting principles (continued)
Condensed Consolidated Statements of Income

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2007	2007	2006	2007	2006

Net income from continuing operations, Canadian GAAP	$1,279	$1,494	$1,128	$2,773	$2,300
Differences:
Net interest income
Derivative instruments and hedging activities	(4)	(3)	13	(7)	20
Joint ventures	(29)	(27)	(20)	(56)	(20)
Liabilities and equity	28	29	30	57	58
Non-interest income
Insurance accounting	(176)	(1)	(142)	(177)	(282)
Derivative instruments and hedging activities	(22)	–	6	(22)	(27)
Reclassification of financial instruments (1)	10	44	58	54	61
Variable interest entities	–	4	–	4	–
Limited partnerships	51	–	3	51	2
Joint ventures	(155)	(145)	(128)	(300)	(168)
Reclassification of foreign currency translation	(1)	(40)	–	(41)	(4)
Other	(9)	(9)	(7)	(18)	(15)
Provision for (recovery of) credit losses
Joint ventures	–	1	1	1	–
Insurance policyholder benefits, claims and acquisition expense Insurance accounting	148	(11)	147	137	249
Non-interest expense
Stock appreciation rights	5	9	7	14	13
Insurance accounting	17	18	19	35	35
Joint ventures	156	149	127	305	157
Variable interest entities	–	2	–	2	–
Other	9	9	7	18	15
Income taxes and net difference in income taxes due to the above items	20	–	(14)	20	8
Non-controlling interest in net income of subsidiaries
Variable interest entities	–	(6)	–	(6)	–
Joint ventures	2	–	–	2	–
Liabilities and equity	(25)	(25)	(26)	(50)	(51)

Net income from continuing operations, U.S. GAAP	$1,304	$1,492	$1,209	$2,796	$2,351

Net loss from discontinued operations, Canadian GAAP (2)	$–	$–	$(10)	$–	$(11)
Difference – Other	–	–	–	–	–

Net loss from discontinued operations, U.S. GAAP (2)	$–	$–	$(10)	$–	$(11)

Net income, U.S. GAAP	$1,304	$1,492	$1,199	$2,796	$2,340

Basic earnings per share (3)
Canadian GAAP	$.99	$1.16	$.86	$2.15	$1.77
U.S. GAAP	$1.00	$1.15	$.92	$2.15	$1.79
Basic earnings per share from continuing operations
Canadian GAAP	$.99	$1.16	$.87	$2.15	$1.78
U.S. GAAP	$1.00	$1.15	$.93	$2.15	$1.80
Basic earnings per share from discontinued operations (2)
Canadian GAAP	$–	$–	$(.01)	$–	$(.01)
U.S. GAAP	$–	$–	$(.01)	$–	$(.01)
Diluted earnings per share (3)
Canadian GAAP	$.98	$1.14	$.85	$2.12	$1.74
U.S. GAAP	$.99	$1.14	$.91	$2.13	$1.77
Diluted earnings per share from continuing operations
Canadian GAAP	$.98	$1.14	$.86	$2.12	$1.75
U.S. GAAP	$.99	$1.14	$.92	$2.13	$1.78
Diluted earnings per share from discontinued operations (2)
Canadian GAAP	$–	$–	$(.01)	$–	$(.01)
U.S. GAAP	$–	$–	$(.01)	$–	$(.01)

(1)	Reclassification of financial instruments reflects differences in classification arising from the use of the fair value option. Prior to the adoption of the new financial instruments accounting standards, this item reflected the reclassification of securities only. Refer to the discussion under Changes in significant accounting policies affecting Canadian and U.S. GAAP differences.
(2)	Refer to Note 3.
(3)	Two-class method of calculating earnings per share: the impact of calculating earnings per share using the two-class method reduced U.S. GAAP basic and diluted earnings per share for all periods presented by less than one cent.

46   Royal Bank of Canada   Second Quarter 2007
Note 13: Reconciliation of Canadian and United States generally accepted accounting principles (continued)
Condensed Consolidated Statements of Cash Flows (1)

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2007	2007	2006	2007	2006

Cash flows from (used in) operating activities, Canadian GAAP	$4,188	$(13,521)	$7,461	$(9,333)	$3,412
U.S. GAAP adjustment for net income	25	(2)	81	23	51
Adjustments to determine net cash from (used in) operating activities
Provision for credit losses	–	(1)	–	(1)	–
Depreciation	(6)	(5)	(5)	(11)	(9)
Future income taxes	(33)	(2)	(44)	(35)	7
Amortization of other intangibles	(6)	(6)	(6)	(12)	(6)
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	(58)	(201)	13	(259)	39
Net change in accrued interest receivable and payable	40	253	(133)	293	(53)
Derivative assets	(132)	950	163	818	265
Derivative liabilities	284	(722)	(8)	(438)	(46)
Trading securities	(2,595)	3,493	(2,004)	898	(1,259)
Reinsurance recoverable	(11)	28	(21)	17	(30)
Net change in brokers and dealers receivable and payable	1,262	(4,563)	228	(3,301)	2,242
Other	106	(691)	(1,757)	(585)	1,060

Net cash from (used in) operating activities, U.S. GAAP	3,064	(14,990)	3,968	(11,926)	5,673

Cash flows from (used in) investing activities, Canadian GAAP	(10,016)	(15,105)	(13,994)	(25,121)	(26,198)
Change in interest-bearing deposits with banks	667	2	(176)	669	4,426
Change in loans, net of loan securitizations	99	630	(540)	729	1,267
Proceeds from sale of investment securities	(2,175)	(2,301)	(2,456)	(4,476)	(6,134)
Proceeds from maturity of investment securities	(4,304)	(3,841)	(8,979)	(8,145)	(16,022)
Purchases of investment securities	6,114	5,595	12,355	11,709	20,770
Proceeds from sale of available-for-sale securities	2,175	2,301	2,466	4,476	6,144
Proceeds from maturity of available-for-sale securities	4,304	3,841	8,979	8,145	16,023
Purchases of available-for-sale securities	(6,061)	(5,465)	(12,270)	(11,526)	(20,343)
Change in investment securities	–	–	(10)	–	(11)
Net acquisitions of premises and equipment	(41)	15	–	(26)	(77)
Change in assets purchased under reverse repurchase agreements and securities borrowed	(317)	493	1,643	176	2,569

Net cash from (used in) investing activities, U.S. GAAP	(9,555)	(13,835)	(12,982)	(23,390)	(17,586)

Cash flows from financing activities, Canadian GAAP	6,322	28,001	7,110	34,323	23,102
Change in deposits	(4,895)	(20,459)	(7,915)	(25,354)	(15,927)
Change in deposits – Canada	3,548	129	287	3,677	(5,980)
Change in deposits – International	673	19,564	6,428	20,237	11,016
Sales of treasury shares	(1)	1	–	–	–
Purchase of treasury shares	(1)	–	–	(1)	–
Dividends paid	(4)	(4)	(3)	(8)	(7)
Change in obligations related to assets sold under repurchase agreements and securities loaned	256	(378)	(40)	(122)	(962)
Dividends/distributions paid by subsidiaries to non-controlling interests	–	(51)	–	(51)	–
Change in obligations related to securities sold short	1,055	1,346	1,428	2,401	(1,313)

Net cash from financing activities, U.S. GAAP	$6,953	$28,149	$7,295	$35,102	$9,929

Effect of exchange rate changes on cash and due from banks	$(102)	$102	$(37)	$–	$(95)

Net change in cash and due from banks	360	(574)	(1,756)	(214)	(2,079)
Cash and due from banks at beginning of period	$3,726	$4,300	$4,678	$4,300	$5,001

Cash and due from banks at end of period, U.S. GAAP	$4,086	$3,726	$2,922	$4,086	$2,922

(1)	We did not have discontinued operations during 2007. For the three and six months ended April 30, 2006, Canadian and U.S. GAAP cash flow reconciling items relating to discontinued operations were not material. Refer to Note 3.
Accumulated other comprehensive income (loss), net of income taxes

	As at
	April 30			October 31	April 30
	2007			2006 (1)	2006 (1)
	Canadian		U.S.
	GAAP	Differences	GAAP

Unrealized gains (losses) on available-for-sale securities	$36	$188	$224	$191	$(156)
Unrealized foreign currency translation gains (losses), net of hedging activities	(2,173)	45	(2,128)	(2,000)	(2,163)
Gains (losses) on derivatives designated as cash flow hedges	11	5	16	(52)	(17)
Additional pension obligation	–	(62)	(62)	(62)	(313)

Accumulated other comprehensive income (loss), net of income taxes	$(2,126)	$176	$(1,950)	$(1,923)	$(2,649)

(1)	The concept of AOCI was introduced under Canadian GAAP upon the adoption of Section 1530 on November 1, 2006 (refer to Note 1). Accordingly, there is no reconciliation for the prior periods presented.

Royal Bank of Canada     Second Quarter 2007 47
Note 13: Reconciliation of Canadian and United States generally accepted accounting principles (continued)
Consolidated Statements of Comprehensive Income

	For the three months ended
	April 30			January 31			April 30
	2007			2007			2006 (1)
	Canadian		U.S.	Canadian		U.S.
	GAAP	Differences	GAAP	GAAP	Differences	GAAP

Net income	$1,279	$25	$1,304	$1,494	$(2)	$1,492	$1,199
Other comprehensive income, net of taxes
Net unrealized gains (losses) on available-for-sale securities	(14)	33	19	39	(25)	14	(206)
Unrealized foreign currency translation gains (losses)	(1,036)	–	(1,036)	879	–	879	(243)
Reclassification of (gains) losses on foreign currency translation to income	(1)	1	–	(40)	40	–	–
Net foreign currency translation gains (losses) from hedging activities	652	–	652	(623)	–	(623)	105
Net gains (losses) on derivatives designated as cash flow hedges	29	–	29	17	1	18	36
Reclassification to income of (gains) losses on derivatives designated as cash flow hedges	4	–	4	17	–	17	29
Additional pension obligation	–	–	–	–	–	–	–

Total comprehensive income	$913	$59	$972	$1,783	$14	$1,797	$920

Income taxes (recovery) deducted from the above items:
Net unrealized gains (losses) on available-for-sale securities	$–	$10	$10	$26	$(19)	$7	$(109)
Net foreign currency translation gains (losses) from hedging activities	337	–	337	(352)	–	(352)	49
Net gains (losses) on derivatives designated as cash flow hedges	15	–	15	9	–	9	20
Reclassification to income of (gains) losses on derivatives designated as cash flow hedges	3	–	3	8	–	8	15
Additional pension obligation	–	–	–	–	–	–	–

Total income taxes (recovery)	$355	$10	$365	$(309)	$(19)	$(328)	$(25)

	For the six months ended
	April 30			April 30
	2007			2006 (1)
	Canadian		U.S.
	GAAP	Differences	GAAP

Net income	$2,773	$23	$2,796	$2,340
Other comprehensive income, net of taxes
Net unrealized gains (losses) on available-for-sale securities	25	8	33	(239)
Unrealized foreign currency translation gains (losses)	(157)	–	(157)	(852)
Reclassification of (gains) losses on foreign currency translation to income	(41)	41	–	–
Net foreign currency translation gains (losses) from hedging activities	29	–	29	457
Net gains (losses) on derivatives designated as cash flow hedges	46	1	47	78
Reclassification to income of (gains) losses on derivatives designated as cash flow hedges	21	–	21	70
Additional pension obligation	–	–	–	–

Total comprehensive income	$2,696	$73	$2,769	$1,854

Income taxes (recovery) deducted from the above items:
Net unrealized gains (losses) on available-for-sale securities	$26	$(9)	$17	$(127)
Net foreign currency translation gains (losses) from hedging activities	(15)	–	(15)	222
Net gains (losses) on derivatives designated as cash flow hedges	24	–	24	43
Reclassification to income of (gains) losses on derivatives designated as cash flow hedges	11	–	11	36
Additional pension obligation	–	–	–	–

Total income taxes (recovery)	$46	$(9)	$37	$174

(1)	A new Consolidated Statement of Comprehensive Income was introduced under Canadian GAAP upon adoption of Section 1530 on November 1, 2006 (Refer to Note 1). Accordingly, there is no reconciliation for the prior periods presented.

48   Royal Bank of Canada   Second Quarter 2007
Note 13: Reconciliation of Canadian and United States generally accepted accounting principles (continued)
Material balance sheet reconciling items
The following tables present the increases or (decreases) in assets, liabilities and shareholders’ equity by material differences between Canadian and U.S. GAAP.

													Guarantees,
													loan
	Derivative												commitments
	instruments				Reclassification								and
	and	Variable			of		Stock	Liabilities	Additional	Trade		Right	other
	hedging	interest	Joint	Insurance	financial	Limited	appreciation	and	pension	date	Non-cash	of	minor
As at April 30,2007	activities	entities	ventures	accounting	instruments (1)	partnerships	rights	equity	obligation	accounting	collateral	offset	items	Total

Assets
Cash and due from banks	$–	–	(184)	–	–	–	–	–	–	–	–	–	–	$(184)
Interest-bearing deposits with banks	$–	–	(4,892)	–	–	–	–	–	–	–	–	–	–	$(4,892)
Securities	$–	–	(458)	–	–	(219)	–	–	–	(840)	–	–	1	$(1,516)
Assets purchased under reverse repurchase agreements and securities borrowed	$–	–	(2,324)	–	–	–	–	–	–	–	–	–	–	$(2,324)
Loans	$–	–	(1,716)	–	(19)	–	–	–	–		–	843	52	$(840)
Other assets	$8	–	(3,524)	2,875	4	238	(25)	–	(25)	7,553	17,925	–	90	$25,119
Liabilities and shareholders’ equity
Deposits	$23	–	(10,942)	–	17	–	–	–	–	–	–	–	(4)	$(10,906)
Other liabilities	$(83)	–	(2,125)	2,542	(25)	–	(66)	(34)	37	6,713	17,925	843	(21)	$25,706
Subordinated debentures	$–	–	–	–	–	–	–	–	–	–	–	–	–	–
Trust capital securities	$–	–	–	–	–	–	–	(1,379)	–	–	–	–	–	$(1,379)
Preferred share liabilities	$–	–	–	–	–	–	–	(297)	–	–	–	–	–	$(297)
Non-controlling interest in subsidiaries	$–	–	(31)	–	–	–	–	1,413	–	–	–	–	–	$1,382
Shareholders’ equity	$68	–	–	333	(7)	19	41	297	(62)	–	–	–	168	$857

													Guarantees,
													loan
	Derivative												commitments
	instruments				Reclassification								and
	and	Variable			of		Stock	Liabilities	Additional	Trade		Right	other
	hedging	interest	Joint	Insurance	financial	Limited	appreciation	and	pension	date	Non-cash	of	minor
As at October 31, 2006	activities	entities	ventures	accounting	instruments (1)	partnerships	rights	equity	obligation	accounting	collateral	offset	items	Total

Assets
Cash and due from banks	$–	–	(101)	–	–	–	–	–	–	–	–	–	–	$(101)
Interest-bearing deposits with banks	$(33)	–	(4,190)	–	–	–	–	–	–	–	–	–	–	$(4,223)
Securities	$–	(342)	(288)	–	369	(179)	–	–	–	60	–	–	1	$(379)
Assets purchased under reverse repurchase agreements and securities borrowed	$–	–	(2,148)	–	–	–	–	–	–	–	–	–	–	$(2,148)
Loans	$41	–	(1,004)	–	–	–	–	–	–	–	–	852	–	$(111)
Other assets	$321	(2)	(3,723)	2,890	(128)	164	(22)	–	(25)	10,401	16,558	–	111	$26,545
Liabilities and shareholders’ equity
Deposits	$52	–	(9,518)	–	–	–	–	–	–	–	–	–	–	$(9,466)
Other liabilities	$(77)	(39)	(1,907)	2,777	–	–	(58)	(34)	37	10,461	16,558	852	87	$28,657
Subordinated debentures	$300	–	–	–	–	–	–	–	–	–	–	–	–	$300
Trust capital securities	$–	–	–	–	–	–	–	(1,383)	–	–	–	–	–	$(1,383)
Preferred share liabilities	$–	–	–	–	–	–	–	(298)	–	–	–	–	–	$(298)
Non-controlling interest in subsidiaries	$–	(305)	(29)	–	–	–	–	1,417	–	–	–	–	–	$1,083
Shareholders’equity	$54	–	–	113	241	(15)	36	298	(62)	–	–	–	25	$690

													Guarantees,
													loan
	Derivative												commitments
	instruments				Reclassification								and
	and	Variable			of		Stock	Liabilities	Additional	Trade		Right	other
	hedging	interest	Joint	Insurance	financial	Limited	appreciation	and	pension	date	Non-cash	of	minor
As at April 30, 2006	activities	entities	ventures	accounting	instruments (1)	partnerships	rights	equity	obligation	accounting	collateral	offset	items	Total

Assets
Cash and due from banks	$–	–	(2,300)	–	–	–	–	–	–	–	–	–	–	$(2,300)
Interest-bearing deposits with banks	$(35)	–	(4,423)	–	–	–	–	–	–	–	–	–	–	$(4,458)
Securities	$(1)	–	(299)	–	(118)	(151)	–	–	–	535	–	–	1	$(33)
Assets purchased under reverse repurchase agreements and securities borrowed	$–	–	(2,569)	–	–	–	–	–	–	–	–	–	–	$(2,569)
Loans	$42	–	(1,219)	–	–	–	–	–	–	–	–	849	–	$(328)
Other assets	$409	–	(1,534)	2,835	41	139	(22)	–	167	11,401	24,155	–	128	$37,719
Liabilities and shareholders’ equity
Deposits	$(161)	–	(10,702)	–	–	–	–	–	–	–	–	–	–	$(10,863)
Other liabilities	$198	–	(1,619)	2,723	–	–	(55)	(34)	480	11,936	24,155	849	87	$38,720
Subordinated debentures	$257	–	–	–	–	–	–	–	–	–	–	–	–	$257
Trust capital securities	$–	–	–	–	–	–	–	(1,390)	–	–	–	–	–	$(1,390)
Preferred share liabilities	$–	–	–	–	–	–	–	(300)	–	–	–	–	–	$(300)
Non-controlling interest in subsidiaries	$–	–	(28)	–	–	–	–	1,424	–	–	–	–	–	$1,396
Shareholders’ equity	$121	–	5	112	(77)	(12)	33	300	(313)	–	–	–	42	$211

(1)	Reclassification of financial instruments reflects differences in classification arising from the use of the fair value option. Prior to the adoption of the new financial instruments accounting standards, this column reflected the reclassification of securities only. Refer to the discussion under Changes in significant accounting policies affecting Canadian and U.S. GAAP differences.

Royal Bank of Canada     Second Quarter 2007     49
  Note 13: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

Changes in significant accounting policies affecting Canadian and U.S. GAAP differences
Canadian GAAP
Financial instruments
With the adoption of Handbook Section 1530, Comprehensive Income, Handbook Section 3855, Financial Instruments – Recognition and Measurement, and Handbook Section 3865, Hedges, the accounting of securities, derivative instruments, hedging activities and guarantees are substantially harmonized with U.S. GAAP. The significant difference subsequent to the adoption of these new Canadian standards primarily relates to the use of the “fair value option”. As described in Note 1, Section 3855 allows the designation of any financial instrument as held-for-trading on its initial recognition or upon adoption of the new standard. The fair value option under Canadian GAAP has a broader application as it can be elected for any financial instrument as compared to current U.S. GAAP which only allows it for servicing rights and certain hybrid financial instruments (refer to the section on U.S. GAAP below). The principal categories of financial instruments where we have applied the fair value option under Canadian GAAP are described in Note 1 and are reflected in the Reclassification of financial instruments column in the Material balance sheet reconciling items table as at April 30, 2007.
U.S. GAAP
Accounting for certain hybrid financial instruments
On November 1, 2006, we adopted the Financial Accounting Standards Board (FASB) Statement No. 155, Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statement No. 133 and 140 (FAS 155). FAS 155 allows an entity to measure any hybrid financial instrument that contains an embedded derivative that requires bifurcation at its fair value, with changes in fair value recognized in earnings. The adoption of this U.S. accounting standard did not materially impact our consolidated financial position or results of operations.
Accounting for servicing financial assets
On November 1, 2006, we adopted FASB Statement No. 156, Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140 (FAS 156). Under FAS 156, an entity is required to initially measure its servicing rights at fair value and can elect to subsequently amortize its initial fair value over the term of the servicing rights, or remeasure them at fair value with changes recognized in Net income. The ability to remeasure servicing rights at fair value through Net income eliminates the accounting mismatch between the servicing rights and the related derivatives that would otherwise result in the absence of hedge accounting. The adoption of this U.S. accounting standard did not materially impact our consolidated financial position or results of operations.
Future accounting changes
Guidance for quantifying financial statement misstatements
On September 13, 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108). It requires that in quantifying and analyzing misstatements, both the income statement approach and the balance sheet approach should be used to evaluate the materiality of financial statement misstatements. SAB 108 will be effective for our annual 2007 financial statements.
Accounting for defined benefit pension and other post-retirement plans
On September 29, 2006, FASB issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R) (FAS 158). FAS 158 requires an entity to (i) recognize the funded status of a benefit plan on the balance sheet; (ii) recognize in OCI the existing unrecognized net gains and losses, prior-service costs and credits, and net transition assets or obligations; and (iii) measure defined benefit plan assets and obligations as at the fiscal year-end date. This statement is effective prospectively for us at the end of fiscal year 2007 in respect of recognition requirements mentioned in (i) and (ii) above, and at the end of the fiscal year 2009 in respect of measurement date changes mentioned in (iii) above.
Guidance on accounting for income taxes
FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48) on July 13, 2006, and its related Staff Position FIN 48-1, Definition of Settlement in FASB Interpretation No. 48 (FSP FIN 48-1), on May 2, 2007. FIN 48 and FSP FIN 48-1 provide additional guidance on how to recognize, measure and disclose income tax benefits and will be effective for us on November 1, 2007.
Accounting for deferred acquisition costs for insurance operations
On September 19, 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts (SOP 05-1). SOP 05-1 provides guidance on accounting for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in FASB Statement No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, by amendment or endorsement, rider to a contract, or by the election of a feature or coverage within a contract. A replacement contract that is substantially different from the replaced contract is accounted for as an extinguishment of the replaced contract, resulting in the unamortized deferred acquisition costs being expensed. This SOP 05-1 will be effective for us on November 1, 2007.
Framework on fair value measurement
On September 15, 2006, FASB issued Statement No. 157, Fair Value Measurements (FAS 157), which establishes a framework for measuring fair value in U.S. GAAP, and is applicable to other accounting pronouncements where fair value is considered to be the relevant measurement attribute. FAS 157 also expands disclosures about fair value measurements and will be effective for us on November 1, 2008.
Fair value option for financial assets and liabilities
On February 15, 2007, FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Liabilities (FAS 159). FAS 159 provides an entity the option to report selected financial assets and liabilities at fair value and establishes new disclosure requirements for assets and liabilities to which the fair value option is applied. FAS 159 will be effective for us on November 1, 2008.
Offsetting of amounts related to certain contracts
On April 30, 2007, FASB issued a Staff Position FIN 39-1, Amendment of FASB Interpretation No. 39 (FSP FIN 39-1), which amends certain aspects of FIN 39, Offsetting of Amounts Related to Certain Contracts, to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting agreement. FSP FIN 39-1 will be effective for us on November 1, 2008.
We are currently assessing the impact of adopting the above standards on our consolidated financial position and results of operations.

50   Royal Bank of Canada   Second Quarter 2007

Royal Bank of Canada     Second Quarter 2007     51

Shareholder information

Corporate headquarters
Street address:
Royal Bank of Canada
200 Bay Street
Toronto, Ontario, Canada
Tel: (416) 974-5151
Fax:(416) 955-7800

Mailing address:
P.O. Box 1
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5

website:
rbc.com

Transfer Agent
and Registrar

Main Agent
Computershare Trust
Company of Canada

1500 University Street
Suite 700
Montreal, Quebec
Canada H3A 3S8
Tel: (514) 982-7555, or
1-866-586-7635
Fax: (514) 982-7635

website:
computershare.com

Co-Transfer Agent (U.S.)
The Bank of New York
101 Barclay Street
New York, New York
U.S. 10286

Co-Transfer Agent
(United Kingdom)
Computershare Services PLC
Securities Services – Registrars
P.O. Box No. 82, The Pavilions,
Bridgwater Road,
Bristol BS99 7NH
England
Stock exchange listings
(Symbol: RY)

Common shares are listed on:
Canada – Toronto Stock
Exchange (TSX)
U.S. – New York Stock Exchange
(NYSE)
Switzerland – Swiss Exchange
(SWX)

All preferred shares are listed on the Toronto Stock Exchange.

Valuation Day price
For capital gains purposes, the Valuation Day (December 22, 1971) cost base for our common shares is $7.38 per share. This amount has been adjusted to reflect the two-for-one share split of March 1981 and the two-for-one share split of February 1990. The one-for-one share dividends paid in October 2000 and April 2006 did not affect the Valuation Day value for our common shares.

Shareholder contacts
For information about stock transfers, address changes, dividends, lost stock certificates, tax forms, estate transfers, contact: Computershare Trust Company of Canada
100 University Ave., 9th Floor
Toronto, Ontario M5J 2Y1
Tel: (514) 982-7555 or
1-866-586-7635

For other shareholder inquiries,
contact: Investor Relations
Royal Bank of Canada
200 Bay Street
9th Floor, South Tower
Toronto, Ontario
Canada M5J 2J5
Tel: (416) 955-7806
Fax: (416) 974-3535

For financial information inquiries,
contact: Investor Relations
Royal Bank of Canada
200 Bay Street
14th Floor, South Tower
Toronto, Ontario
Canada M5J 2J5
Tel: (416) 955-7802
Fax: (416) 955-7800
or visit our website at
rbc.com/investorrelations

Direct deposit service
Shareholders in Canada and the U.S. may have their dividends deposited by electronic funds transfer. To arrange for this service, please contact Computershare Trust Company of Canada at its mailing address.

Dividend Reinvestment Plan
Our Dividend Reinvestment Plan provides our registered common shareholders residing in Canada and the U.S. with the means to purchase additional common shares of the bank through the automatic reinvestment of their cash dividends.

For more information on participation in the Dividend Reinvestment Plan, please contact our Plan Agent:

Computershare Trust Company of Canada
Attn: Dividend Reinvestment Dept.
100 University Ave., 9th Floor
Toronto, Ontario M5J 2Y1
Tel: 1-866-586-7635 (Canada
and U.S.) or
(514) 982-7555
Fax: (416) 263-9394 or
1-888-453-0330
e-mail:
service@computershare.com
Eligible dividend designation
For purposes of the enhanced dividend tax credit rules con- tained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our common and preferred shares after December 31, 2005, are designated as “eligible divi- dends”. Unless stated otherwise, all dividends (and deemed divi- dends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Common share repurchases
We are engaged in a normal course issuer bid through the facilities of the Toronto Stock Exchange. During the one-year period commencing November 1, 2006, we may repurchase up to 40 million common shares in the open market at market prices. We determine the amount and timing of the purchases.

A copy of our Notice of Intention to file a normal course issuer bid may be obtained, without charge, by contacting RBC’s Secretary at our Toronto mailing address.

2007 Quarterly earnings
release dates

First quarter	March 2
Second quarter	May 25
Third quarter	August 24
Fourth quarter	November 30
Dividend dates for 2007
Subject to approval by the Board of Directors

	Record dates	Payment dates

Common and preferred	Jan. 25	Feb. 23
shares series N, W, AA, AB and AC	Apr. 25	May 24
	Jul. 26	Aug. 24
	Oct. 25	Nov. 23

AD and AE	Apr. 25	May 24
	Jul. 26	Aug. 24
	Oct. 25	Nov. 23

AF and AG	Jul. 26	Aug. 24
	Oct. 25	Nov. 23

Information contained in or otherwise accessible through the websites mentioned in this report to shareholders does not form a part of this report. All references in this report to shareholders to websites are inactive textual references and are for your information only.
Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC, RBC CENTURA, RBC DAIN RAUSCHER, RBC DOMINION SECURITIES, RBC INSURANCE, RBC MORTGAGE, RBC CAPITAL MARKETS, RBC CANADIAN PERSONAL AND BUSINESS, RBC U.S. AND INTERNATIONAL PERSONAL AND BUSINESS, RBC ASSET MANAGEMENT, RBC CARLIN, RBC DANIELS, RBC HIGH INTEREST ESAVINGS and MULTIPRODUCT REBATE which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or its subsidiaries under license. All other trademarks mentioned in this report, which are not the property of Royal Bank of Canada, are owned by their respective holders. RBC Dexia IS and affiliated RBC Dexia IS companies are licensed users of the RBC trademark.